Corporate Structure
Name and Incorporation
Intercorporate Relationships
General Development of the Business
Five-Year History
Trends
Narrative Description of the Business
Resources
Oil Sands
Oil Products
Competitive Conditions
Research and Development
Environmental Protection
Number of Employees
Foreign Operations
Selected Consolidated Financial Information
Annual Information
Dividends
Foreign Generally Accepted Accounting Principles (GAAP)
Management’s Discussion and Analysis
Market for Securities
Directors and Officers
Additional Information
Schedule I
Schedule II
Auditors’ Report
Management’s Discussion and Analysis
MANAGEMENT’S REPORT
AUDITOR’S REPORT
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
Supplemental Disclosure
Oil Products
Resources
Oil Sands
Landholdings
Supplemental Financial Data
Quarterly Financial and Stock Trading Information
CORPORATE DIRECTORY AND BOARD OF DIRECTORS
APPENDIX 1
APPENDIX 2
Exhibit 1
Exhibit 2

ANNUAL INFORMATION FORM	SHELL CANADA LIMITED

Attached to this Annual Information Form is the Annual Report to shareholders for the year ended December 31, 2002, of Shell Canada Limited (the “Annual Report”) and the Management Proxy Circular of the Corporation dated March 13, 2003 (the “Proxy Circular”).

Unless the contents indicate otherwise, the terms “Shell”, “Shell Canada”, “Shell Canada Limited”, “Corporation” and “Company” are used interchangeably in this Annual Information Form to refer to Shell Canada Limited and its consolidated subsidiaries.

Shell Canada Limited’s Report of the Audit Committee appears on pages 14 and 15 of the Proxy Circular. The information contained therein is specifically incorporated by reference into this Annual Information Form. Any parts of the Annual Report or Proxy Circular not specifically incorporated by reference herein do not form part of this Annual Information Form.

INDEX

Corporate Structure	1

Name and Incorporation	1
Intercorporate Relationships	1

General Development of the Business	2

Five-Year History	2
Trends	3

Narrative Description of the Business	4

Resources	4
Oil Sands	10
Oil Products	11
Competitive Conditions	13
Research and Development	14
Environmental Protection	14
Number of Employees	15
Foreign Operations	15

Selected Consolidated Financial Information	16

Annual Information	16
Dividends	17
Foreign Generally Accepted Accounting Principles (GAAP)	17

Management’s Discussion and Analysis	17

Market for Securities	17

Directors and Officers	18

Additional Information	19

Schedule I	20

Schedule II	22

Auditors’ Report	25

Corporate Structure	SHELL CANADA LIMITED

NAME AND INCORPORATION

Shell Canada Limited was incorporated under the laws of Canada in 1925 as the successor to The Shell Company of Canada, Limited, which was incorporated in 1911 and was continued under the Canada Business Corporations Act on May 1, 1978. Shell Canada Limited was amalgamated with a wholly owned subsidiary, Shell Canada Resources Limited, by Articles of Amalgamation dated January 1, 1986. Articles of Amendment effecting the conversion of the Class “B” Common Shares to Class “A” Common Shares on a four-for-one basis and deleting the Series “A” Preferred Shares were effective June 1, 1989. Articles of Amendment splitting the Class “A” Common Shares on a three-for-one basis were effective June 30, 1997. The Corporation amalgamated with a wholly owned subsidiary, 177487 Canada Ltd., effective July 1, 1998. An Amendment to the Articles of the Corporation to effect a redesignation of the Class “A” Common Shares of the Corporation to Common Shares and to delete all references to Class “B” Common Shares was approved by special resolution of the shareholders at their Annual and Special Meeting held April 26, 2000. Articles of Amendment effecting the changes were issued May 2, 2000. Effective May 18, 2000, a restated Certificate of Incorporation was issued consolidating prior amendments. The head and principal office of the Corporation is located at 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4.

INTERCORPORATE RELATIONSHIPS

The Corporation’s principal subsidiary, Shell Canada Products Limited, which is wholly owned and was incorporated under the Canada Business Corporations Act in 1982, began carrying on business in 1986. Until December 31, 2000, it was engaged in the manufacture, distribution and marketing of refined petroleum products. Effective January 1, 2001, the business of Shell Canada Products Limited was transferred as described under “Reorganization” on page 13 of this Annual Information Form.

The remaining operating subsidiaries, in the aggregate, represent less than 20 per cent of Shell’s total consolidated revenues or total consolidated assets.

CORPORATE STRUCTURE 1

General Development of the Business	SHELL CANADA LIMITED

Shell Canada, one of the largest integrated petroleum companies in Canada, operates principally in three industry segments: Resources, Oil Products and Oil Sands. The Resources segment comprises exploration, production and marketing activities for natural gas, natural gas liquids, bitumen and sulphur. Shell Canada is a major producer of natural gas liquids, a large producer of natural gas and the largest producer of sulphur in Canada. At the end of 1999, Shell Canada sold its conventional crude oil producing interests. The Oil Products segment includes the manufacture, distribution and marketing of refined petroleum products. The Oil Sands segment has commenced the extraction of bitumen from Lease 13 in the Athabasca region of northern Alberta and will process the bitumen into a range of synthetic crude oils.

FIVE-YEAR HISTORY

In 2002, the Canadian accounting standard related to the treatment of unrealized foreign exchange gains and losses was changed and is now harmonized with the U.S. standard. This change results in unrealized gains and losses being reflected in income. The earnings for 1998 to 2001 have been restated to reflect this change. The restated amounts have been noted in brackets where appropriate.

1998 Resources earnings for 1998 were $169 million compared to $264 million in 1997. The earnings declined primarily due to lower prices for crude oil and natural gas liquids as well as reduced volumes resulting from asset sales. The Oil Products business achieved record earnings of $275 million for 1998 compared with $252 million for the previous year, mainly due to increased sales volumes. Construction of the Sable project offshore Nova Scotia continued on budget and on schedule to bring natural gas to market by early 2000. Shell continued to hold a 31.3 per cent producing interest in the project. Plans for the three elements of the Athabasca Oil Sands Project (“AOSP”), namely the Muskeg River Mine on Lease 13 in the Athabasca region of Alberta, an upgrader at Shell’s Scotford site and the Corridor Pipeline, proceeded on schedule.

1999 Resources earnings for 1999 were $500 million compared to $169 million in 1998. The $500 million included a gain of $230 million from the sale of the Plains business, a $32 million impairment provision for Peace River and a gain of $35 million for the sale of Shell’s 12 per cent equity ownership in Coral Energy L.P. Even excluding these one-time items, Resources achieved record earnings due to strong commodity prices. Oil Products earnings were $141 million in 1999, down sharply from the record $275 million of the previous year. The 1999 earnings included a $30 million gain from fees paid by the other Athabasca Oil Sands joint venture participants for access to the infrastructure value from Shell’s Scotford Refinery. The earnings decrease was due mainly to severely depressed refining margins. The margin squeeze resulted from high inventories of finished products worldwide at the beginning of 1999 combined with a steep increase in crude oil prices, which doubled over the course of the year. Shell’s Corporate income was nil ($37 million) in 1999 compared to an expense of $12 ($14) million in 1998. The 1999 results benefited from gains from a favourable tax court decision and the sale of real estate holdings. Results from 1999 also included a $24 million gain from fees paid by other joint venture participants in the AOSP for resources value

2        GENERAL DEVELOPMENT OF THE BUSINESS

contributed by Shell. In December 1999, Shell Canada approved the largest investment in the Company’s history – the AOSP.

2000 Resources earnings for 2000 were $536 million compared to $500 million in 1999. Strong commodity prices and plant reliability were the main reasons for the exceptional performance in 2000. Resources capital and exploration expenditures were $254 million in 2000 compared to $488 million in the previous year, which included $335 million for the Sable project. Oil Products earnings were a record $340 million in 2000 compared to $141 million in 1999. The increase was due mainly to the rise in wholesale prices for gasoline and diesel caused by a North American shortage of finished petroleum products. This tightness in supply persisted throughout the year and kept refining margins well above 1999 levels, allowing Oil Products to capitalize on high production and plant reliability. Oil Products return on average capital employed was 19.6 per cent compared to 8.2 per cent in 1999. Capital expenditures were $279 million, including $147 million for modifications to the Scotford Refinery, compared to $109 million in 1999. Oil Products profitability was mainly due to the earnings contributed by Manufacturing and Supply. The continuing high demand for manufactured petroleum products was one of the main reasons for this success. Construction commenced on the AOSP and progressed on schedule. Increasing domestic and international construction activity in the oil and gas industry resulted in upward cost pressure on the project. A detailed review of the downstream components of the project indicated the potential for a cost increase in the range of 10 per cent over the original total downstream estimate. The principal reasons for this increase were rising labour and bulk material costs as well as more definitive engineering.

2001 Shell Canada announced record earnings of $1,010 million or $3.67 per Common Share compared with earnings of $858 ($863) million or $3.04 ($3.06) per share in 2000. The Company achieved a return on average capital employed of 21.5 per cent compared with 20.3 (20.4) per cent in 2000. Resources earnings for 2001 were $600 million compared with $536 million in 2000. The 2001 total included a one-time benefit of $25 million from the impact of a lower provincial tax rate on the Company’s future tax liability and a $14 million gain from the sale of a pipeline asset. Strong commodity prices, plant reliability and higher Sable production levels were the main reasons for Resources outstanding performance in 2001. Oil Products outperformed all its major competitors in 2001 with earnings of $401 million compared to $340 million in 2000. High refining margins combined with a continued focus on business basics and operational excellence contributed to record results for the second consecutive year. Throughout the first six months of the year, manufacturing margins remained high as strong demand for gasoline and diesel fuels in North America depleted inventory levels. In the second half of the year, manufacturing margins decreased as a weakening economy reduced demand. Oil Products capitalized on favourable conditions by controlling costs and improving reliability. Construction of the AOSP joint venture made good progress in 2001, despite significant increases in cost estimates. These increases were associated mainly with labour availability and productivity, but also reflected greater than expected design complexity. The detailed engineering at the Muskeg River Mine and the Scotford Upgrader was essentially finished. Construction was 70 per cent complete at the mine and 50 per cent at the upgrader, with the start up targeted for late 2002.

2002 For highlights of 2002, reference is made to the business sections in the Management’s Discussion and Analysis section of the Annual Report found on pages nine to 44.

TRENDS

2003 For a discussion of changes in the Company’s business that are expected to occur in 2003, reference is made to the business sections in the Management’s Discussion and Analysis section of the Annual Report on pages nine to 44.

GENERAL DEVELOPMENT OF THE BUSINESS 3

Narrative Description of the Business	SHELL CANADA LIMITED

RESOURCES

Shell Canada has been engaged in the exploration for and production of crude oil and natural gas in Canada since 1939. From 1976 to 1985, Shell Canada’s exploration and production operations were managed and operated through a wholly owned subsidiary of the Corporation, Shell Canada Resources Limited (“Shell Resources”). Shell Canada Limited was amalgamated with Shell Resources on January 1, 1986, and the Resources business of Shell Canada became part of the operations of Shell Canada Limited. In 1999, Shell Canada sold its conventional crude oil producing interests.

Additional information related to Resources may be found on pages 10 to 17 of the Annual Report.

Principal Products

In 2002, Shell Canada was a major producer of natural gas, natural gas liquids, bitumen and sulphur in Canada.

Principal Markets and Methods of Distribution

Natural Gas Before 1997, Shell maintained a diverse portfolio of fixed and floating price contracts indexed to markets throughout North America. Since 1997, Shell has been selling its Western Canada natural gas production to Coral Energy Canada Inc., a Shell Group company which operates as part of the Shell Trading network, at Alberta market-based prices (AECO reference price).

The Sable Offshore Energy Project (“SOEP”) started up late in December 1999. It is owned jointly by Shell, ExxonMobil Canada Properties, Imperial Oil Resources, Emera Offshore Incorporated and Mosbacher Operating Ltd. Shell sells its share of natural gas production from SOEP to markets in Atlantic Canada and the northeastern United States. In late 2002, Shell and the other joint venture participants were negotiating the sale of an 8.4 per cent interest in the SOEP infrastructure downstream of the offshore Thebaud platform. This interest was acquired in 2001 through exercising a right of first refusal.

The following table sets out the SOEP assets by ownership:

Ownership
Upstream Assets (Significant discovery licences and platforms)	(%)

ExxonMobil	50.8
Shell Canada	31.3
Imperial	9.0
Emera Offshore	8.4
Mosbacher	0.5

Total	100.0

4        NARRATIVE DESCRIPTION OF THE BUSINESS

Downstream Assets	Ownership
(Offshore gathering line, gas plants, onshore liquids pipeline, fractionation plant)	(%)

ExxonMobil	55.5
Shell Canada	34.2
Imperial	9.8
Mosbacher	0.5

Total	100.0

Natural Gas Liquids Shell Canada is a major producer and marketer of natural gas liquids (ethane, propane, butane and condensate) in Canada. Ethane is used primarily as a petrochemical feedstock and is moved by pipelines to markets in Alberta. The major markets for propane are for use in transportation, space heating, petrochemical and agricultural sectors. Butane is used primarily as a direct gasoline additive and in the manufacturing of oxygenated gasoline additives. Condensate is used mainly as a diluent for heavy crude oil and as a refinery feedstock. Shell has invested in infrastructure near major market centres in Edmonton, Alberta; Sarnia, Ontario; and Point Tupper, Nova Scotia; for the processing, storage and delivery of natural gas liquids to meet customer requirements. This infrastructure includes shared ownership in: facilities located in Fort Saskatchewan, Alberta, for the fractionation and storage of ethane/ propane/ butane mixes; storage facilities in Superior, Wisconsin, connected to the Enbridge Pipelines Inc. system; and storage and fractionation facilities in Sarnia, Ontario and Point Tupper, Nova Scotia. SOEP condensate production is shipped by marine tanker to the marketplace.

Natural gas liquids production from these facilities is sold to Canadian markets and exported to the United States.

Bitumen Shell Canada sells its bitumen production to both Canadian and U.S. markets. Production is shipped through a number of pipelines from Shell’s producing locations to the receiving markets.

Sulphur Shell is the world’s largest sulphur producer with about 47 per cent of Canadian sulphur sales and over 19 per cent of world traded sulphur. In 2002, Shell continued to market sulphur within Canada and to export markets. Market growth in China offset significantly reduced volumes being shipped to the United States. Most of Shell’s sulphur customers are in the fertilizer industry. Sulphur is shipped by rail to the United States primarily in liquid form and, for markets outside North America, it is moved in solid form by rail to Vancouver, British Columbia, for shipping overseas.

Revenues by Product

Reference is made to the “Segmented Information” note to the Consolidated Financial Statements on page 52 of the Annual Report.

The following tables set out the percentage of revenue by customer:

Natural Gas (%)	2002	2001

Sales to third parties	18	16
Sales to investees	–	–
Sales to controlling shareholders	82	84

Total natural gas sales	100	100

NARRATIVE DESCRIPTION OF THE BUSINESS 5

Natural Gas Liquids (%)	2002	2001

Sales to third parties	97	100
Sales to investees	–	–
Sales to controlling shareholders	3	–

Total natural gas liquids sales	100	100

Source and Availability of Raw Materials

The source and availability of hydrocarbon reserves depends upon the success of Shell’s exploration and development programs. Shell’s development programs are focused in three areas: the existing deep foothills gas fields in Western Canada, the Peace River bitumen deposit, and the gas fields near Sable Island, offshore Nova Scotia. Shell’s exploration program is focused on exploring for new reserves in the Western Canada Sedimentary Basin, offshore Nova Scotia and in the Mackenzie Delta.

Seasonality

Historically, natural gas sales prices have been higher in the first and fourth quarters of the year as a result of increased heating demand during the winter months. This seasonal effect, coupled with lower inventories of gas in storage at year end, resulted in strong prices moving into 2003.

Drilling Activity

Reference is made to the “Exploration and Development Wells Drilled” table on page 67 of the Annual Report.

Location of Production

Shell Canada operates and has substantial interests in natural gas plants in Western Canada and Nova Scotia, which process approximately 77 per cent of its current sales volumes. The remaining sales volumes are processed in other natural gas processing plants in Western Canada, in which Shell Canada has varying interests or to which it has access under long-term processing agreements. The following table sets out the capacity and utilization of Shell Canada’s major plants:

            Gas Plants

		Current	Utilization
	Shell Canada’s	Sales Gas	of Current
	Interest	Capacity [1]	Capacity [2]
	(%)	(millions of cubic feet per day)	(%)

Waterton	100	165	53

Jumping Pound	100	151	75

Burnt Timber	82	95	97

Caroline	72	127	96

Wildcat Hills (outside operated)	34	106	91

Goldboro (outside operated)	34	565	89

[1]	Based on inlet gas composition, the current volume of sales gas that can be processed with all equipment running and feed gas optimized based on product prices.

[2]	Based on average daily sales relative to current capacity.

6        NARRATIVE DESCRIPTION OF THE BUSINESS

Shell also has interests in three natural gas liquids fractionation and storage facilities operated by Dow Chemical Canada Inc. (“Dow”), BP Canada Energy Inc. and Sable Offshore Energy Inc. (“SOEI”). These facilities add value to Shell’s natural gas liquids production and are located near major marketing centres.

            NGL Fractionation/Storage

	Shell Canada’s	Shell Share	Shell Share
	Interest	Capacity	Utilization [1]
	(%)	(thousands of barrels per day)	(%)

Fort Saskatchewan, Alberta (Dow)

De-ethanizer	44	31	75

Fractionator	42	13	77

Sarnia, Ontario (BP Canada)

Fractionator	13	15	100

Point Tupper, Nova Scotia (SOEI)

Fractionator	34	10	71

[1]	Based on average daily throughput relative to available capacity.

The significant fields in which Shell owns varying interests are:

Natural Gas, Natural Gas Liquids and Sulphur Production		Bitumen Production

Alberta

Burnt Timber	Caroline	Peace River

Clearwater	Jumping Pound

Limestone	Moose/ Whiskey

Panther River	Waterton

Wildcat Hills

Nova Scotia

North Triumph	Thebaud

Venture

A large quantity of the natural gas production comes from fields with natural gas containing significant amounts of liquids and hydrogen sulphide. Production from these fields requires complex treatment, which yields substantial volumes of natural gas liquids and sulphur, as well as marketable natural gas.

Location of Wells

Reference is made to the “Productive Wells” table on page 67 of the Annual Report.

Interest in Material Properties

Reference is made to the “Landholdings” table on page 71 of the Annual Report.

NARRATIVE DESCRIPTION OF THE BUSINESS 7

Reserve Estimates

Reference is made to the “Reserves” section on pages 68 and 69 of the Annual Report and to Schedule I on page 20 of this Annual Information Form.

Source of Reserve Estimates

Reserve estimates are prepared by the Corporation.

Reconciliation of Reserves

Reference is made to the “Reserves” section on pages 68 and 69 of the Annual Report.

History

            PRODUCTION

	2002					2001
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Natural gas (thousands of cubic feet/day) Gross	629 000	597 000	615 000	595 000	610 000	619 000	582 000	618 000	634 000	614 000

Ethane, propane and butane (barrels/day) Gross	29 600	25 900	27 700	28 100	27 900	30 400	26 300	29 200	29 200	28 800

Condensate (barrels/day) Gross	21 800	18 600	19 300	19 100	19 700	23 500	19 900	23 300	22 700	22 300

Bitumen (barrels/day) Gross	8 200	8 700	6 400	12 200	8 900	3 000	2 200	5 200	7 700	4 500

Gross production includes all production attributable to Shell’s interest before deduction of royalties.

            REVENUE

            Natural Gas ($/mcf)

	2002					2001
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Average plant gate price	3.27	4.26	3.38	5.18	4.01	9.58	6.36	3.96	3.31	5.75
Royalties	0.55	0.78	0.55	0.94	0.70	1.97	1.23	0.70	0.61	1.12
Operating expenses
Plant and field	0.54	0.86	0.67	0.76	0.71	0.57	0.62	0.62	0.55	0.59
Head office	0.15	0.15	0.14	0.20	0.16	0.11	0.19	0.12	0.12	0.13
Other	0.08	0.10	0.07	0.09	0.08	0.03	0.07	0.07	0.19	0.09

Total operating expenses	0.77	1.11	0.88	1.05	0.95	0.71	0.88	0.81	0.86	0.81

Netback	1.95	2.37	1.95	3.19	2.36	6.90	4.25	2.44	1.84	3.82

8        NARRATIVE DESCRIPTION OF THE BUSINESS

Ethane, Propane and Butane ($/bbl)

	2002					2001
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Average plant gate price	15.63	19.12	18.23	24.96	19.53	35.76	26.21	17.80	15.96	24.22
Royalties	1.96	2.76	2.43	3.74	2.71	8.80	3.48	4.08	2.50	4.76
Operating expenses
Plant and field	3.30	5.21	4.00	4.53	4.24	3.46	3.66	3.75	3.31	3.54
Head office	0.87	0.90	0.84	1.20	0.95	0.65	1.17	0.71	0.73	0.81
Other	0.45	0.58	0.43	0.55	0.50	0.16	0.43	0.43	1.11	0.54

Total operating expenses	4.62	6.69	5.27	6.28	5.69	4.27	5.26	4.89	5.15	4.89

Netback	9.05	9.67	10.53	14.94	11.13	22.69	17.47	8.83	8.31	14.57

Condensate ($/bbl)

	2002					2001
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Average plant gate price	30.60	38.73	41.12	41.14	37.72	42.46	42.22	39.26	29.43	38.23
Royalties	5.13	7.38	7.15	8.86	7.07	11.22	8.65	8.51	5.70	8.54
Operating expenses
Plant and field	3.30	5.21	4.00	4.53	4.24	3.46	3.66	3.75	3.31	3.54
Head office	0.87	0.90	0.84	1.20	0.95	0.65	1.17	0.71	0.73	0.81
Other	0.45	0.58	0.43	0.55	0.50	0.16	0.43	0.43	1.11	0.54

Total operating expenses	4.62	6.69	5.27	6.28	5.69	4.27	5.26	4.89	5.15	4.89

Netback	20.85	24.66	28.70	26.00	24.96	26.97	28.31	25.86	18.58	24.80

            COSTS INCURRED

            ($ millions)

	2002					2001
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Property acquisition	3	4	2	–	9	–	1	16	–	17
Exploration costs	67	36	17	1	121	26	20	17	46	109
Developmental costs	52	53	67	87	259	49	50	85	56	240

Total costs incurred	122	93	86	88	389	75	71	118	102	366

Future Commitments

            Sales Commitments

		Volume
(in millions)	Sales Price per boe*	(in millions of boe)	Term

$438	$17.76	24.65	1-8 years

             * barrel of oil equivalent.

The sales commitments include long-term gas contracts from SOEP production as well as bitumen/ asphalt sales.

NARRATIVE DESCRIPTION OF THE BUSINESS 9

Exploration and Development

Expenditures on exploration and development appear in Schedule I on page 20 of this Annual Information Form.

Additional information related to exploration and development activities may be found on pages 12 and 17 of the Annual Report.

OIL SANDS

In 2002, construction was completed on the Athabasca Oil Sands Project (AOSP). The AOSP started up in December 2002 with its first production and sale of bitumen. Under a joint venture agreement, Shell Canada has a 60 per cent interest in the project while Chevron Canada Limited and Western Oil Sands L.P. each hold 20 per cent.

The Athabasca Oil Sands Project joint venture includes the following:

The Muskeg River Mine, on Lease 13, is located 75 kilometres north of Fort McMurray, Alberta. The Muskeg River Mine uses trucks and shovels to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sands. Bitumen production started in late 2002. It is expected to reach its full production rate of 155,000 barrels per day in 2003. Albian Sands Energy Inc. operates the mine and extraction plant.

The Scotford Upgrader is adjacent to Shell’s existing Scotford Refinery north of Fort Saskatchewan, Alberta. The Scotford Upgrader uses hydrogen-addition technology to process the bitumen from the Muskeg River Mine into a range of premium, synthetic crude oils. These crude oils will be used to produce high quality fuels to help meet the transportation needs of Canadians. Production of synthetic crude will begin in early 2003. Shell Canada operates the upgrader.

Shell Canada’s estimate of its share of the mine and upgrader has been revised to $3.4 billion, up from the original estimate of $2.3 billion. The cost estimate for the Scotford modifications has risen to $500 million from the original $400 million.

Shell Canada’s share of capital expenditures for the full year 2002 was $1,646 million, including $186 million for Scotford Refinery modifications.

Shell expects to invest about $55 million in Oil Sands for 2003, which mainly relates to completion of the infrastructure.

Additional information related to Oil Sands may be found on pages 18 to 25 of the Annual Report.

Interest in Material Properties

Reference is made to the “Landholdings” table on page 71 of the Annual Report.

Reserve Estimates

Reference is made to the “Reserves” section on page 70 of the Annual Report and to Schedule I on page 20 of this Annual Information Form.

10        NARRATIVE DESCRIPTION OF THE BUSINESS

Source of Reserve Estimates

Reserve estimates are prepared by the Corporation.

Reconciliation of Reserves

Reference is made to the “Reserves” section on page 70 of the Annual Report.

Future Commitments

            Transportation Commitments

		Volume
(in millions)	Price per Barrel	(in millions of barrels)	Term

$1,273	$0.90	1,414	25 years

The Corridor Pipeline carries diluted bitumen from the mine to the upgrader.

OIL PRODUCTS

Shell Canada’s oil refining, supply, transportation and marketing businesses were managed and operated in 2002 through Shell Canada Products, a partnership wholly owned indirectly by the Corporation. Shell manufactures and markets a full range of petroleum products, including automotive gasolines, diesel fuels, aviation fuels, heating oils, lubricating oils and greases, heavy fuel oils, solvents and asphalts. In addition to these products, many Shell Canada service stations provide a variety of other services including a Select Convenience Store.

Oil Products also markets fluid management services to plants in the automotive component manufacturing sector. The program is designed to reduce operating costs and improve process productivity in the customer plant operations. In 2002, the Company expanded its range of services to include maintenance planning as well as initiating sales penetration into other industrial sectors.

Additional information related to Oil Products may be found on pages 26 to 33 of the Annual Report.

Methods of Distribution

Shell Canada uses various modes of transportation, including marine, pipeline, rail and truck, to transport crude oil and refined products. Shell arranges marine transportation, principally by charter, to transport petroleum products in the Great Lakes, the Gulf of St. Lawrence, the Arctic and the West Coast. Shell has minority ownership interests in various crude oil and refined product pipelines. Shell Canada’s transportation system for refined products also includes railway tank cars, most of which are leased, and contracted delivery services.

Principal Markets

Refined petroleum products, as well as specialty items for the automotive, commercial, farm and home markets, are marketed nationally, principally under Shell trademarks. Shell Canada is also a major supplier of aviation fuels and lubricants to international and domestic airlines, and of marine fuels and lubricants to ships in Canadian ports. The Shell Pecten trademark, which is owned in Canada by the Corporation, and

NARRATIVE DESCRIPTION OF THE BUSINESS 11

related trademarks and brand names constitute a cornerstone of the Oil Products business. Shell’s retail market share for large urban markets in Canada was slightly below 18 per cent (2001 – 19 per cent).

The total number of Shell-branded retail sites at year-end was 1,705 (2001 – 1,757) comprising three salary-operated sites, 682 commission-operated sites, 144 sites run by lessees and 876 dealer-owned and -operated locations. The private-brand network consists of 133 service stations (2001 – 178).

The integration and rationalization of the wholly owned private-brand network into Shell’s operations commenced in 1997 and continues as planned.

Revenues by Product

Reference is made to the “Segmented Information” note to the Consolidated Financial Statements on page 53 of the Annual Report.

The following tables set out the percentage of revenue by customer:

Gasoline (%)	2002	2001

Sales to third parties	100	100
Sales to investees	–	–
Sales to controlling shareholders	–	–

Total gasoline sales	100	100

Middle Distillates (%)	2002	2001

Sales to third parties	100	100
Sales to investees	–	–
Sales to controlling shareholders	–	–

Total middle distillates sales	100	100

Source and Availability of Raw Materials

In 2002, 53 per cent (2001 – 55 per cent) of Shell Canada’s crude oil requirements were supplied from domestic industry production under a variety of purchase and sale arrangements. Less than one per cent (2001 – one per cent) of this supply came from Shell Canada’s own production. The remaining 47 per cent (2001 – 45 per cent) was imported.

Seasonality

There are no significant seasonal fluctuations in the overall Oil Products business over the year and there are no multi-year cycles.

Manufacturing

Shell’s three operating refineries located at Sarnia, Ontario; Montreal, Quebec; and Fort Saskatchewan, Alberta, achieved average utilization rates of 87 per cent in 2002 (2001 – 92 per cent). This reduction in average utilization in 2002 was mainly due to maintenance turnarounds. A consistent focus on safe and reliable refinery operations, together with the ability of the sales and trading groups to balance domestic market requirements with export opportunities, has enabled Shell to operate these facilities at efficient utilization rates.

12        NARRATIVE DESCRIPTION OF THE BUSINESS

Shell Canada’s refineries continue to account for approximately 16 per cent (2001 – 16 per cent) of Canada’s operating refinery capacity in 2002. The location and rated capacity of each of Shell’s refineries at December 31, 2002 are shown below.

Daily Rated Capacity [1]
Refinery	(cubic metres)

Montreal East (Quebec)	20 700

Sarnia (Ontario)	11 400

Scotford (Alberta)	15 500

Total	47 600

[1]	Rated capacity is based on definite specifications as to types of crude oil, the products to be obtained and the refinery processes, taking into consideration an estimated allowance for normal annual maintenance shutdowns. Accordingly, capacity under actual operating conditions may be higher or lower than rated capacity.

In 2002, Shell’s automated lubricant blending plant in Brockville, Ontario, produced 136 million litres. This represents an increase of five per cent over 2001 volumes. The Calgary grease manufacturing facility produced three million kilograms of soap-based and microgel-based greases in 2002, a comparable quantity to 2001.

Reorganization

Effective January 1, 2001, the business of Shell Canada Products Limited was transferred to Shell Canada Products, a partnership now governed by the laws of Alberta, of which Shell Canada Products Limited owns 99.99 per cent of the units and of which Shell Canada Products Limited is the managing partner. The balance of the units of the partnership are held by a subsidiary of the Corporation.

COMPETITIVE CONDITIONS

The oil and gas industry in Canada operates under federal, provincial and municipal legislation and regulations governing land tenure, royalties, production rates, environmental protection, exports, income and other matters.

The Canadian petroleum industry is highly competitive in all its aspects, including the exploration for and development of new sources of supply; the acquisition of oil and gas interests; the construction and operation of crude oil, natural gas and refined products pipelines; and the refining, distributing and marketing of petroleum products.

In Resources, acquisitions of exploration rights on Crown-owned lands in Canada are subject to an open bidding process. Company-held exploration seismic and drilling data are generally considered trade secrets. Prices of all products are set by market conditions and are subject to international competition.

In Oil Sands, the Company has extensive leaseholdings adjacent to the initial Muskeg River Mine development. The other joint venturers in the initial Muskeg River Mine development have the option to participate in future development involving Shell’s other oil sands leases.

The Investment Canada Act requires Shell Canada, a statutory non-Canadian and World Trade Organization (WTO) investor, to notify Investment Canada of all investments resulting in acquisition of control of an existing Canadian business, or the establishment of a new Canadian business where the

NARRATIVE DESCRIPTION OF THE BUSINESS 13

transaction is not a reviewable transaction. Any direct investment in excess of $218 million in 2002 is reviewable, and an indirect acquisition is reviewable if the value of the assets of the business located in Canada amounts to more than 50 per cent of the asset value of the transaction. Additional thresholds apply for the acquisition or establishment of particular types of Canadian businesses.

The industry-wide buildup of retail outlets in previous decades has not yet been fully rationalized by members of the industry. As a result, there continues to be an excessive number of outlets. Market conditions and site economics suggest continued asset rationalization programs by companies, to improve operating efficiencies within the networks.

RESEARCH AND DEVELOPMENT

Research and development expense was $6 million in 2002 (2001 – $5 million).

ENVIRONMENTAL PROTECTION

Shell Canada has a systematic approach to health, safety and environmental (HSE) management designed to ensure compliance with the law and to achieve continuous performance improvement. The HSE management system provides for full identification and control of all risks to the business that arise from the company’s operations and/or from the areas in which it operates. All major operating facilities are registered to the international environmental management standard, ISO 14001. This includes four gas complexes (Burnt Timber, Caroline, Jumping Pound, Waterton), the in situ heavy oil facility at Peace River, three refineries (Montreal East, Sarnia and Scotford), two lubricants plants (Brockville and Calgary) and well construction and geophysical operations. Additionally, the Corporate and Resources business units have ISO 14001 registered HSE management systems.

Environmental protection expenditures are outlined in the following table:

Environmental Expenditures ($ millions)	2002	2001

Operating costs	61	58
Capital costs	137	66
Restoration and reclamation	49	49

Total	247	173

Operating costs. These include: waste disposal; environmental operating costs (such as cost of energy and chemicals for environmental systems); maintenance (of plant systems to ensure continued environmentally sound performance); studies to determine environmental impact; monitoring and reporting requirements; salaries; environmental association fees; hearings; and legal costs and fines. In May 2002, an application and Environmental Impact Assessment (EIA) costing $1.8 million was submitted for the Jackpine Mine-Phase 1 project. Increased turnaround costs were incurred in Products in 2002.

Capital costs. These include costs of new equipment and associated construction costs for waste management, pollution prevention and control of air emissions and water discharges. The environmental capital expenditures were down at all gas plant complexes compared with 2001. Expenditure at Peace River Complex increased to $1 million from $0.3 million in 2001 as production increased to meet its objective of 12 thousand barrels per day.

14        NARRATIVE DESCRIPTION OF THE BUSINESS

Shell Canada’s $150 million gasoline desulphurization projects at the Sarnia and Montreal refineries successfully started up in 2002 ahead of schedule and on budget. This will enable the Company to produce 30 parts per million sulphur content gasoline at the two refineries well ahead of the January 1, 2005 legislated deadline. Shell Canada’s Scotford Refinery already produces gasoline that meets these requirements.

Restoration and reclamation. This includes the costs of spill cleanup, decommissioning and restoration (DAR) and the protection or restoration of wildlife and habitat. DAR expenditure in Resources increased to $8.2 million in 2002 from $6.5 million in 2001. Restoration costs at Waterton to rectify problems created by a severe spring flood and snowfall cost $2.1 million. A reduced spill incidence led to a reduction in spill clean up costs from $0.5 million in 2001 to $0.3 million in 2002.

NUMBER OF EMPLOYEES

The number of employees at the end of 2002 was 3,825 compared to 3,674 at the end of 2001. The number of employees in each business unit is as follows:

	Number of Employees
Business Unit	At December 31, 2002	At December 31, 2001

Resources	834	817
Oil Products	1,968	2,019
Oil Sands	425	275
Corporate	598	563

Total	3,825	3,674

FOREIGN OPERATIONS

None of the Corporation’s segments depends upon foreign operations.

NARRATIVE DESCRIPTION OF THE BUSINESS 15

Selected Consolidated Financial Information	SHELL CANADA LIMITED

ANNUAL INFORMATION

Total Revenue

Reference is made to the “Consolidated Statement of Earnings and Retained Earnings” table, “Revenues” section on page 47 of the Annual Report.

Earnings in Total and on a Per-Equity-Share and Diluted-Equity-Share Basis

Reference is made to the “Consolidated Statement of Earnings and Retained Earnings” table on page 47 and the “Data Per Common Share” table on page 72 of the Annual Report.

Total Assets

Reference is made to the “Consolidated Balance Sheet” table on page 49 of the Annual Report.

Long-Term Financial Liabilities

Reference is made to the “Consolidated Balance Sheet” table on page 49 of the Annual Report.

Cash Dividends Declared per Share

Reference is made to the “Data Per Common Share” table on page 72 of the Annual Report.

Factors Affecting Comparability

1998 Earnings include the sale of northeastern British Columbia properties for $18 million and the sale of Midale for $23 million. A $60 million portion from the 1997 tax settlement was recognized in 1998. A gain of $32 million from the sale of Shell Centre, the Corporation’s head office in Calgary, Alberta, in June was also included in the 1998 results.

1999 The Plains business was sold for a gain of $230 million and earnings were reduced by $32 million related to an impairment provision in Peace River. A $54 million gain from fees paid by the other Athabasca Oil Sands joint venturers was recognized. Also, an after-tax gain of $35 million for the sale of Shell’s equity ownership in Coral Energy L.P. was recognized.

2000 Effective January 1, 2000, the Company adopted the new Canadian accounting standard for Income Taxes. The Corporation adopted this standard retroactively without restating financial statements for prior periods. The effect of this new recommendation on the balance sheet was to decrease the future income tax liability and increase retained earnings by $61 million. The effect on net income for the period ended December 31, 2000, was not material.

2001 Earnings in the year included a one-time benefit resulting from the Alberta and Ontario governments reducing their corporate income tax rates. The future income tax expense for the Resources and Oil Products segments decreased by $25 million and $8 million respectively. In June, the sale of the Cochin Pipeline

16        SELECTED CONSOLIDATED FINANCIAL INFORMATION

resulted in a $14 million gain. Hedging activities related to natural gas production reduced earnings for the year by approximately $10 million.

2002 Earnings in the year included the $41 million after-tax write off of the exploration section of Shell’s wholly owned Onondaga natural gas well offshore Nova Scotia. Oil Products earnings included the impact of extensive shutdowns at each of its three refineries in the second quarter. Although these shutdowns were planned, they significantly reduced plant availability, increased operating costs and lowered yields, which reduced earnings by an estimated $20 million. Earnings in the year also included a one-time benefit resulting from reductions in corporate income tax rates. The future income tax expense for the Resources and Oil Products segments decreased by $12 million and $5 million respectively. Earnings in 2002 also included $20 million of after tax interest income related to prior period income tax settlements.

Eight-Quarters Information

Reference is made to the “Quarterly Financial and Stock Trading Information” table on page 73 of the Annual Report.

DIVIDENDS

Dividends are declared at the discretion of the Board of Directors of the Corporation. Prior to 1996, semi-annual dividends had been declared. In January 1996, the Board of Directors approved the quarterly payment of dividends. In 2002, dividends of 20 cents per share were paid on March 15, June 14, September 16 and December 16.

FOREIGN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Supplemental Information

Supplemental reporting information, in accordance with Statement No. 69 of the United States Financial Accounting Standards Board, appears in Schedule I, which is attached hereto and forms part of this Annual Information Form.

United States Generally Accepted Accounting Principles

The significant differences between Canadian and U.S. Generally Accepted Accounting Principles are identified in Schedule II, on page 22 of this Annual Information Form.

Management’s Discussion and Analysis

Reference is made to pages nine to 44 of the Annual Report.

Market for Securities

Reference is made to “Investor Information” on page 77 of the Annual Report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION 17

Directors and Officers	SHELL CANADA LIMITED

Reference is made to the “Corporate Directory and Board of Directors” table on page 74 of the Annual Report, the “Statement of Corporate Governance Practices” on pages 75 and 76 of the Annual Report, and the “Information Concerning Nominees for Election to the Board of Directors” on pages three and four of the Proxy Circular.

The following are officers of the Corporation as at December 31, 2002:

Principal Occupation
Name and Municipality		if Different from Office Held
of Residence	Office	within Preceding Five Years

Timothy W. Faithfull Calgary, Alberta	President and Chief Executive Officer	–

H. Ian Kilgour Calgary, Alberta	Senior Vice President, Resources

Steinar Støtvig Calgary, Alberta	Vice President and Chief Financial Officer	–

R. Terry Blaney Calgary, Alberta	Vice President, Marketing

Harold W. Lemieux Calgary, Alberta	Vice President, General Counsel and Secretary	–

Neil J. Camarta Calgary, Alberta	Senior Vice President, Oil Sands	–

Graham Bojé Calgary, Alberta	Vice President, Manufacturing	–

Gary N. Stewart Calgary, Alberta	Treasurer	–

Matthew B. Haney Calgary, Alberta	Controller	–

Susan S. Boughs Toronto, Ontario	Assistant Secretary	Associate General Counsel Eastern Canada

Jane M. Coull Calgary, Alberta	Assistant Secretary	Senior Solicitor Shell Canada Limited

John Courtright Calgary, Alberta	Assistant Secretary	Associate General Counsel Oil Sands Shell Canada Limited

Linda M. Howey Calgary, Alberta	Assistant Secretary	Senior Counsel, Products Shell Canada Limited

All of the foregoing officers of the Corporation have, for the past five years, been actively engaged in executive or employee capacities with the Corporation or its affiliates.

18        DIRECTORS AND OFFICERS

Steinar Støtvig and Timothy Faithfull will be retiring at the end of March and July of 2003, respectively, and will be succeeded by Catherine Williams as Chief Financial Officer and by Linda Cook as President and Chief Executive Officer.

The percentage of Common Shares of the Corporation owned beneficially, directly or indirectly, or over which control or direction is exercised by the directors and senior officers as a group, is less than one per cent.

The Corporation has three committees of the Board. Reference is made to pages 75 and 76 of the Annual Report for discussion of the three Board committees and their membership.

Reference is made to “Certain Transactions” on page five of the Proxy Circular and Appendix 2 of the Proxy Circular for identification of other entities that transact business with the Corporation of which a director of the Corporation also serves as a director or officer.

Additional Information

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon request from the Corporation’s Secretary: the Corporation’s Annual Information Form for 2002, together with the documents incorporated by reference therein; the Corporation’s Proxy Circular for its most recent Annual Meeting of shareholders; the Corporation’s Annual Report containing comparative financial statements for 2002, together with the Auditors’ Report thereon; and the Management’s Discussion and Analysis and interim financial statements subsequent to December 31, 2002.

When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus, copies of the foregoing documents and any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus may also be obtained from the Corporation’s Secretary upon request.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Proxy Circular for its April 24, 2003 Annual Meeting of shareholders. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

DIRECTORS AND OFFICERS 19

Schedule I	SHELL CANADA LIMITED
(UNAUDITED)

SUPPLEMENTAL INFORMATION

The following supplemental oil and gas disclosure has been prepared in accordance with the provisions of the U.S. Financial Accounting Standards Board’s Statement No. 69, Disclosures about Oil and Gas Producing Activities, and is unaudited. The U.S. Securities and Exchange Commission has adopted this standard as a comprehensive set of disclosure requirements for conventional oil and gas producing activities. The format of this disclosure strictly adheres to the requirements outlined in paragraphs 10 to 34 of Statement No. 69.

At December 31 ($ millions)	2002	2001	2000

Capitalized Costs
Unproved oil and gas reserves	168	174	167
Proved oil and gas reserves	4 224	3 967	3 743

	4 392	4 141	3 910
Accumulated depreciation, depletion and amortization	2 219	2 009	1 863

Net capitalized costs	2 173	2 132	2 047

Year ended December 31 ($ millions)

Costs Incurred
Property acquisition	9	17	12
Exploration costs	121	109	62
Development costs	259	240	180

Total costs incurred	389	366	254

Year ended December 31 ($ millions)

Results of Operations from Producing Activities
Revenues	1 479	1 838	1 786
Operating expenses	536	623	613
Exploration expenses	123	81	41
Depreciation, depletion, amortization and retirements	224	212	189
Income tax	218	361	407

Results of operations from producing activities	378	561	536

20        SCHEDULE I

Standardized Measure of Discounted Future Net Cash Flows

The following future net revenue information, in management’s view, does not purport to represent an accurate estimate of the value of the Corporation’s oil and gas operations. The information should be interpreted with considerable caution since actual future cash flows will differ from future net cash flows presented in that:

(a)	future cash flows will be derived not only from proved reserves but also from probable and potential reserves that ultimately become proved;

(b)	future-year rather than current-year costs and prices will apply;

(c)	economic, regulatory and operating conditions will change; and

(d)	this computation excludes cash flows from mineable bitumen activities.

This computation includes gross revenues from sulphur of $210 million (2001 – $138 million; 2000 – $232 million). Costs with respect to these revenues cannot be separately identified.

The information includes cash flows related to the Peace River in situ operation.

At December 31 ($ millions)	2002	2001	2000

Net Cash Flows
Future cash inflow	18 135	11 979	25 745
Future operating and development costs	6 512	6 094	6 572
Future income taxes	4 039	2 090	8 649

Future net cash flows[1]	7 584	3 795	10 524
10% annual discount for estimated timing of cash flows	4 291	1 596	4 414

Standardized measure of discounted future net cash flows from proved oil and gas reserves	3 293	2 199	6 110

Changes in Net Cash Flows
Balance at beginning of year	2 199	6 110	3 303
Changes resulting from:
Sales, net of operating costs	(700)	(1 931)	(862)
Net changes in prices and operating costs	2 482	(6 054)	6 486
Extensions, discoveries and improved recoveries, less related costs	49	53	8
Development costs incurred during the period	218	154	136
Revisions of previous quantity estimates	(382)	(297)	(151)
Purchases of reserves in place	–	7	–
Sales of reserves in place	–	–	(14)
Accretion of discount	220	612	330
Net changes in income taxes	(793)	3 545	(3 126)

Net (decrease) increase for the year	1 094	(3 911)	2 807

Balance at end of year	3 293	2 199	6 110

[1]	Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates that relate to existing proved developed and undeveloped oil and gas reserves.

SCHEDULE I 21

Schedule II	SHELL CANADA LIMITED

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND REPORTING PRACTICES

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. They differ from those generally accepted in the U.S. in the following respects:

Capitalization of Interest Interest costs were expensed as incurred. U.S. accounting principles require capitalization and subsequent amortization of certain interest costs incurred on capital outlays.

Pension Expenses Prior to 2000, the application of the corridor method of accounting for pension expense used in the U.S. accounting principles resulted in the amortization of gains and losses only if a 10 per cent threshold was exceeded. On January 1, 2000, a new accounting standard was adopted, which harmonized Canadian and U.S. accounting standards. Adoption of the new Canadian standard gave rise to a transition asset, which is being amortized over the expected average remaining service life of the employee group. This amount is not recognized for U.S. reporting purposes.

Derivative Instruments and Hedging Activity In 2001, a new U.S. accounting standard FAS 133 relating to the treatment and disclosure of financial instruments was adopted. Under this standard, a hedging activity that does not qualify as a hedge, as specified under the U.S. standard, is marked-to-market to earnings. The Company has qualified only one transaction for U.S. hedge accounting treatment at year-end.

Transactions with Affiliated Companies U.S. accounting standards require the elimination of profit from related party transactions. In 2002, Shell Canada completed a non-recurring transaction with Shell Global Solutions International B.V. regarding Oil Products manufacturing cost-sharing agreement. This transaction resulted in a gain, which has been eliminated for U.S. reporting purposes.

Stock-Based Compensation U.S. accounting standard FAS 123 requires performance-based options to be charged to earnings.

Income Taxes U.S. accounting principles require an asset and liability approach to the recognition of deferred tax assets and liabilities in the Corporation’s financial statements. Effective January 1, 2000, the principles for recognizing deferred tax assets and liabilities in Canada and the U.S. were harmonized.

Shipping and Handling Fees The Emerging Issues Task Force of the Financial Accounting Standards Board (FASB) in the U.S. requires that shipping and handling cost not be offset against revenue. Under the Canadian standard, the fees are recorded in the following accounts:

($ millions)	2002	2001	2000

Revenue	243	251	347
Operating expenses	42	42	46

22        SCHEDULE II

If the Corporation’s financial statements had been presented on the basis of U.S. accounting principles, earnings and earnings per share would have been:

($ millions)	2002	2001	2000

Earnings	561	1010	863
Increase (decrease):
Capitalized interest amortized	(12)	(18)	(12)
Pension expense	(37)	(31)	(33)
Change in fair value of derivative instruments	(3)	9	–
Elimination of profit on transaction with affiliate	(24)	–	–
Stock-based compensation	(3)	–	–
Income taxes	20	19	7

Adjusted Earnings Attributable to Common Shares	502	989	825

Basic Earnings per Common Share (dollars)	1.82	3.60	3.00
Diluted Earnings per Common Share (dollars)	1.81	3.59	2.98

In accordance with U.S. accounting standard FAS 130, a separate statement would be presented which discloses the components of other comprehensive income:

($ millions)	2002	2001	2000

Other comprehensive income (loss), beginning of year	(12)	–	–
Increase (decrease):
Cash flow hedge movements	19	(14)	–
Cash flow hedge movements – tax	(7)	2	–
Minimum additional pension liability	(192)	–	–
Minimum additional pension liability – tax	77	–	–

Other Comprehensive Income (Loss)	(115)	(12)	–

The net effect of the differences on the Corporation’s consolidated balance sheet is not material except for the following:

From 1996, there is $225 million of retained earnings as a result of the sale of the Chemicals business. This would be classified as contributed surplus.

In 2002, to comply with FAS 87, the prepaid pension asset would be adjusted by an additional minimum liability amount. FAS 87 requires this adjustment to reflect the excess of the plan’s accumulated benefit obligation over the market value of the plan assets. This excess over market value was the result of weakening equity markets. The additional minimum liability of $192 million would be reflected as a reduction of pension assets, with a corresponding reduction of the Company’s future income tax liability of $77 million.

In compliance with FAS 133, in 2002 there would be reflected a derivative net asset of $6 million.

Accounting Recommendations

The new U.S. standard FASB Interpretation No. 46 will be adopted in fiscal year 2003. This standard relates to the consolidation of Variable Interest Entities. Transactions involving these entities, which were not previously reflected on the balance sheet, must be included on the balance sheet. To comply with this new

SCHEDULE II 23

standard, Shell Canada would be required to consolidate the lease arrangement for large mobile equipment at the Muskeg River Mine. The total value of this equipment could reach $260 million, with Shell’s share expected to be in the range of $140 to $160 million (approximately $75 million at December 31, 2002). Canadian standard setters are actively considering a similar standard.

Additionally, U.S. accounting standard FAS 143 is applicable to fiscal years beginning on or after January 1, 2003. This standard requires the recognition of legal obligations associated with the retirement of tangible long-lived assets. A similar Canadian standard has been issued which will come into effect for Shell Canada on January 1, 2004. The adoption of this standard is expected to have no significant impact on the future earnings of the Corporation.

24        SCHEDULE II

Auditors’ Report	SHELL CANADA LIMITED

To the Shareholders of Shell Canada Limited:

Under date of January 31, 2003, we reported on the consolidated balance sheets of Shell Canada Limited as at December 31, 2002, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the three years in the period ended December 31, 2002, as incorporated by reference in the Annual Information Form with respect to the year ended December 31, 2002. In connection with our audits of the aforementioned consolidated statements, we also have audited the related supplemental note entitled United States Generally Accepted Accounting Principles and Reporting Practices as set forth in the Annual Information Form. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants Calgary, Alberta January 31, 2003

To the Shareholders of Shell Canada Limited:

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 4 to the financial statements. Our report to the shareholders dated January 31, 2003, is expressed in accordance with the Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants Calgary, Alberta January 31, 2003

AUDITORS’ REPORT 25

Shell Canada's corporate goals are leadership in profitability and profitable growth, within an overarching commitment to sustainable development

Shell

| | |
|---|---|
| 1 | Highlights |
| 4 | President's Message |
| 9 | Management's Discussion and Analysis |
| 10 | Resources |
| 18 | Oil Sands |
| 26 | Oil Products |
| 34 | Corporate |
| 45 | Financial Information |
| 45 | Management's Report |
| 46 | Auditors' Report |
| 47 | Consolidated Financial Statements |
| 65 | Supplemental Disclosure |
| 65 | Oil Products |
| 66 | Resources |
| 70 | Oil Sands |
| 71 | Landholdings |
| 72 | Supplemental Financial Data |
| 73 | Quarterly Financial and Stock Trading Information |
| 74 | Corporate Directory and Board of Directors |
| 75 | Statement of Corporate Governance Practices |
| 77 | Investor Information |

Action today with tomorrow in mind

Unless the content indicates otherwise, the terms Shell, Shell Canada, Shell Canada Limited, Corporation, Company, we, our and its are used interchangeably in this report to refer to Shell Canada Limited and its consolidated subsidiaries.

| | ACHIEVEMENTS | LOOKING FORWARD |
|---|---|---|
|  | ROACE of 23.3 per cent.<br>HIGH PROFITABILITY of Foothills facilities.<br>INCREASED PRODUCTION from the Sable Offshore Energy Project for the third consecutive year.<br>PROGRESS in preparation for the Mackenzie Gas Project.<br>BEST-EVER safety performance in terms of recordable injury frequency. | CONTINUE TO INVEST IN EXISTING OPERATIONS in the Foothills and Sable areas while maintaining focus on operational excellence.<br>PURSUE EXPLORATION AND DEVELOPMENT OPPORTUNITIES offshore Nova Scotia, in the Mackenzie Delta region, the Foothills and at Peace River.<br>MAINTAIN COMMITMENT to sustainable development and further improve safety performance. |
|  | PROJECT CONSTRUCTION COMPLETED and first diluted bitumen delivered to the Corridor Pipeline system.<br>EXCELLENT SAFETY PERFORMANCE maintained at both the mine and upgrader sites.<br>REGULATORY APPLICATION of proposed Jackpine Mine - Phase I submitted. | PRODUCE FIRST SYNTHETIC CRUDE OIL and ramp up to full production through 2003.<br>CONTINUE TO EVALUATE THE POTENTIAL EXPANSION of Muskeg River Mine and other long-term development opportunities.<br>IMPLEMENT PLANS to reduce greenhouse gas emissions.<br>MAINTAIN EXCELLENCE of safety and environmental performance, stakeholder engagement and community consultation. |
|  | ROACE of 10.7 per cent.<br>NEW GASOLINE HYDROTREATERS COMPLETED and in operation at Shell's in Sarnia and Montreal East refineries. All three refineries now have the capability to meet low-sulphur fuel requirements.<br>MAJOR PLANNED MAINTENANCE SHUTDOWNS successfully completed at all three refineries and Scotford Refinery integrated with the new Oil Sands upgrader. | CONTINUE TO IMPROVE REFINERY YIELDS and efficiency.<br>BEGIN THE NEXT PHASE OF PROJECTS to achieve the production of ultra-low sulphur diesel fuel.<br>IMPLEMENT RECOMMENDATIONS arising from Retail business review to increase Shell's market share and reduce net unit cost.<br>MAINTAIN COMMITMENT to integrating sustainable development into all activities and improving safety performance. |

Shell Canada Limited is a major integrated petroleum company in Canada, comprising three business units supported by a number of Corporate departments.

Highlights Shell Canada Limited 3

Tim Faithfull,
President and
Chief Executive Officer

The Shell peten is one of the world's most recognized corporate symbols

Tank farm at the new Scotford Upgrader.

4 Shell Canada Limited ■ President's Message

■ PRESIDENT’S MESSAGE

Shell Canada reported earnings of $561 million or $2.03 per Common Share in 2002, with a return on average capital employed (ROACE) of 10.1 per cent. The reduction from the previous year’s exceptional high of 21.5 per cent was due to significantly lower commodity prices and higher capital employed for the Athabasca Oil Sands Project (AOSP), which did not start producing until late in the year.

The AOSP is poised to make a major contribution to Shell’s future earnings. The Muskeg River Mine achieved first bitumen production in December 2002 with synthetic crude oil production expected to start at the Scotford Upgrader around the end of the first quarter of 2003. The AOSP provides us with a significant new source of crude oil and refinery feedstock, extends the range and scale of our portfolio of businesses, and positions us well for future growth. I am proud to be part of this immense undertaking.

Clearly, 2002 was a very challenging year. Natural gas prices were down significantly from 2001 but gained strength in the fourth quarter, as supply tightened. Crude oil prices, which reflected the effect of tight global supply for most of 2002, rose strongly towards year-end, driven by the impact of concerns over Iraq and disruption of Venezuela’s supplies. Following two consecutive record years, refining margins were very weak in the first six months of 2002, improving in the second half. Marketing margins remained depressed throughout the year, with intense competition in both retail and commercial markets.

Resources results demonstrated the value of operational excellence. The Foothills natural gas plants performed reliably and safely. Shell’s share of natural sales gas production volumes from the Sable Offshore Energy Project (SOEP) averaged 158 million cubic feet per day. This was up slightly from 2001 and partially offset a small decline in production from the Foothills facilities. Although results from the deep section of the Onondaga exploration well were disappointing, the well confirmed reserves in a shallow section that are expected to support longer-term production from the Sable Basin. The Peace River in-situ heavy oil facility achieved its targeted increase in production rates.

Oil Products faced tough challenges. We successfully managed significant planned shutdowns and the start-up of major projects in all Shell refineries. Some Shell customers reported fuel system difficulties with their automobiles early in 2002. A prompt analysis of the situation indicated that a fuel additive may have contributed to this problem. As a result, we changed our fuel additive package in March 2002 and took steps to regain customer confidence. Shell sincerely regrets the inconvenience imposed on our customers and I am confident that we effectively managed their concerns. Our commitment to meeting our customers’ needs remains paramount. The retail gasoline market saw the extension of supermarket retailing networks, and subsequent price wars in certain areas further eroded market share. Reduced volumes combined with much greater than normal expenditures for planned maintenance contributed to higher unit costs.

Shell Canada’s dividends in 2002 were $0.80 cents per share, unchanged from 2001. Total shareholder return fell to 9.2 per cent from 19.2 per cent the previous year.

CORPORATE GOVERNANCE

Before elaborating on our 2002 performance, I want to address the issue of corporate governance.

Shell Canada’s reputation rests on the honesty and integrity of all its business dealings. Every employee, starting with me, must read, understand and be held accountable to our Statement of General Business Principles and Code of Ethics. This is the foundation on which we base our policies, processes and controls. I am confident that we have sound principles and processes to ensure that Shell Canada complies not only with its own standards, but also with all those required by accounting and regulatory bodies. You will find more details on page 36 of this report and in the Statement of Corporate Governance Practices on page 75.

SAFETY PERFORMANCE

Although we have made progress in a number of areas, I regret that our overall safety performance was overshadowed by two fatalities in 2002. We have made every effort to learn from these tragic incidents and to apply what we have learned throughout the Company.

President’s Message ■ Shell Canada Limited	5

We know that with concentrated effort we can move toward our goal of causing no harm to people. In 2002, Resources completed its best-ever year for recordable and lost-time incidents, while Oil Sands recorded an excellent safety performance in spite of the pressures associated with construction completion and commissioning activities. Nowhere is continuous improvement more important than in safety performance and we remain committed to the belief that all accidents are preventable.

SUSTAINABLE DEVELOPMENT (SD)

Shell Canada began its journey towards sustainable development about 12 years ago. In that time, we have reviewed, refined and even redefined what SD means to the Company and how to achieve it. We continue to make progress and have realized that sustainable provincial governments, the details of what will be required. We in Shell continue to pursue implementation plans that can achieve the Accord’s environmental objectives without undermining Canada’s competitiveness in world markets and damaging economic growth. It is imperative that any economic burden be shared across all sectors of society, including consumers. Finally, I believe that market-based mechanisms must play an important role in implementation.

As part of our interest in renewable energy sources, we continue to pursue long-term commercial opportunities in wind power. Our strategy is to identify and acquire appropriate properties to develop a platform for growth, and we have established a small wind business department.

The Athabasca Oil Sands Project is poised
to make a major contribution to Shell’s future earnings

development — the integration of economic, environmental and social considerations into all our activities — goes hand in hand with engagement and transparency. We listen and respond to our many stakeholders and, where appropriate, we invite the scrutiny of independent third parties. I believe this approach helps Shell to maintain its licence to operate, it helps us to meet our customers’ expectations and it keeps our business robust, especially in challenging times.

I also believe that Shell Canada’s commitment to SD positions us well to work towards the requirements of the Kyoto Accord, which Canada has ratified. We accepted some years ago the need to respond to growing concerns on climate change and set tough goals to reduce our own greenhouse gas emissions. Of course, we have to deliver on our goals to earn the trust and respect of our stake-holders. We continue to work with our Climate Change Advisory Panel, which gives us valuable advice as we seek ways to meet the additional reduction targets we have set. We are engaged with others in our industry in working through, with the federal and

I am pleased to report that, for the third consecutive year, Shell Canada appeared in Canada’s Top 100 Employers list. In addition, Shell was among the Globe and Mail’s list of “50 Best Companies to Work For in Canada” and was named one of Alberta’s Most Respected Corporations.

THE ATHABASCA OIL SANDS PROJECT

The largest project in Shell Canada’s history has now become the Company’s newest operating business. Production of bitumen at the Muskeg River Mine began in December 2002 along with delivery of diluted bitumen into the Corridor Pipeline system en route to the new Scotford Upgrader. A contained fire occurred at the mine site in January 2003. In spite of this setback and severe weather conditions, synthetic crude oil production is expected to start around the end of the first quarter of 2003.

Pressures on costs and schedule continued throughout 2002 and it was disappointing to report in the third quarter an additional construction cost overrun of 10 per cent for the project. The availability of labour improved over the previous year, but productivity did not meet expectations and contributed to the increase in expenditures, as did engineering deficiencies and rework in some areas.

6	Shell Canada Limited ■ President’s Message

RETURN ON AVERAGE CAPITAL EMPLOYED
98 99 00 01 02
11.7 16.7 20.4 21.5 10.1 (per cent)

Lower commodity prices and higher capital spending for Oil Sands reduced ROACE in 2002.

EARNINGS
98 99 00 01 02
430 678 863 1 010 561 ($ millions)
EARNINGS ANALYSIS
Price/margin/royalty
Operating and exploration expense
Volume
Other
01 02
1 010 (289) (101) (16) (43) 561 ($ millions)

Reduction in earnings was largely due to lower prices and margins

SHAREHOLDER RETURN (index value)
250
200
150
100
50
0
97 98 99 00 01 02
Shell
S&P/TSX Composite Index
S&P/TSX Integrated Oil & Gas Index

Shell Canada again outperformed both the S&P/TSX Composite and Integrated Oil and Gas Indexes.

President's Message ■ Shell Canada Limited 7

In spite of the challenges associated with planning and building such an immense project, the AOSP has maintained an impressive safety performance throughout peak construction. The project has set new standards for community dialogue and stakeholder engagement. It also has the lowest intensity of carbon dioxide emissions of any project of its size and plans further reductions. The AOSP is crucial to the Company’s future profitability and growth.

LOOKING FORWARD

Shell Canada will continue to pursue its corporate goals of leadership in profitability and profitable growth within the context of a strong commitment to sustainable development. Operational excellence remains the basis for achieving a sustained 15 per cent ROACE, which is our long-term goal.

Although commodity prices strengthened significantly in the fourth quarter of 2002, continuing uncertainty driven by international tensions and global economic concerns is likely to lead to intense market volatility in 2003.

The key business objective in 2003 is to move beyond the commissioning and start-up of the AOSP to full design production and upgrading of 155,000 barrels per day of bitumen and ensure that the AOSP begins to contribute to Shell’s profitability. At the same time, we will continue to assess expansion opportunities on our Athabasca leases.

We announced in November a 2003 capital and exploration expenditure plan of more than $800 million. This is far less than our spending programs in 2002 and 2001 when construction of the AOSP was at its peak. In 2003, we will invest about $55 million in Oil Sands mainly for completion of the infrastructure.

Resources will invest approximately $500 million in 2003. Included in our budgeted investment are plans to sustain production from our properties in the Foothills and potential expansion of our Peace River operation to 16,000 barrels per day of bitumen. In the Frontier areas we will continue to evaluate opportunities in the Sable Basin and the deep water off Nova Scotia, as well as in the Mackenzie Delta.

Oil Products plans to invest approximately $235 million in 2003, focusing on the implementation of a marketing strategy aimed at increasing market share for fuels and the convenience retail business. The manufacturing business will invest in projects to improve efficiency, reliability and yields and to comply with new ultra-low sulphur diesel legislation.

Ultimately, Shell Canada’s progress depends on people: our customers, our business associates and our employees. As we stand on the brink of a new era with the start-up of our Oil Sands operation, I thank all those who have contributed to our continuing success. And most of all I thank Shell employees everywhere for their loyalty, their talents, their perseverance and their enthusiasm.

Regrettably, we will lose two valued directors with the retirement of Bob Stewart and Bob Sprague in 2003. Shell Canada has benefited greatly from Bob Stewart’s experience and integrity since his election to the Board in 1995. And while Bob Sprague’s tenure has been only two years, we have much appreciated his contribution. I thank them both for their commitment and dedication.

I would like to thank our shareholders for their support. Along with our customers, you are the people who give us the opportunity to progress in a fiercely competitive industry and we will continue to work hard to retain your confidence in Shell Canada.

Finally, I will be retiring from Shell Canada in July 2003 after a career of 36 years with the Royal Dutch/Shell Group. I feel privileged to have had the opportunity to lead Shell Canada during an important period of its development and much appreciate the broad support I have received from all quarters. I extend my best wishes to Linda Cook, who will succeed me.

On behalf of the Board,

Tim W. Faithfull
President and Chief Executive Officer
Calgary, Alberta

March 2003

8	Shell Canada Limited ■ President’s Message

■ MANAGEMENT'S DISCUSSION AND ANALYSIS

Shell Canada's earnings for 2002 were $561 million or $2.03 per Common Share compared with earnings of $1,010 million or $3.67 per share for 2001.

Return on average capital employed was 10.1 per cent in 2002 compared with 21.5 per cent in 2001. Cash flow from operations decreased to $1,227 million from $1,495 million for the 12 months of 2001.

Capital expenditures in 2002 were $2,289 million compared with $2,027 million in 2001.

Management's Discussion and Analysis includes reports on Resources, Oil Sands, Oil Products and Corporate activities up to and including page 44.

The Moose Mountain drilling rig in the foothills of Alberta, about 50 kilometres west of Calgary.

Management's Discussion and Analysis ■ Shell Canada Limited 9

■ RESOURCES

Resources earnings for 2002 were $387 million compared with $600 million in 2001. Lower prices for natural gas and natural gas liquids together with higher unit costs and a $41 million after-tax write-off for the deeper section of the Onondaga exploration well contributed to the decline in earnings. Exploration and development investments and continued high plant reliability helped to sustain total barrels-of-oil-equivalent production near 2001 levels. Unit costs increased largely because of the elimination of Alberta energy rebates that were in place in 2001. Return on average capital employed was 23.3 per cent, down from 39.9 per cent in 2001. Resources capital and exploration expenditures were $389 million compared with $366 million in the previous year.

ECONOMIC CONDITIONS

A warm winter, historically high storage levels and a struggling North American economy pushed down natural gas and natural gas liquids prices for much of 2002. Prices rose in the last quarter as weather turned colder and demand grew. Crude oil prices, affected by a variety of global events, increased throughout the year.

Natural Gas

Prices at Henry Hub in the United States dipped close to $2 US per million British thermal units (mmBtu) early in the year but recovered to more than $4 US per mmBtu by the fourth quarter. In Western Canada, increased hydro capacity, which temporarily reduced gas-fired power generation, weakened Pacific Northwest demand and weighed down prices. These lower prices discouraged North American natural gas drilling for much of the year, which raised questions about the availability of longer-term production. These concerns coupled with high crude oil prices supported the price rally in the last quarter of the year. The Company’s average plant gate price fell to $4.01 per thousand cubic feet (mcf) from the exceptionally high $5.75 per mcf in 2001.

RESOURCES HIGHLIGHTS

($ millions except as noted)	2002	2001	2000

Revenues	1 384	1 645	1 600
Earnings	387	600	536
Capital employed	1 725	1 596	1 408
Capital and exploration expenditures	389	366	254
Return on average capital employed (%)	23.3	39.9	38.7

Natural Gas Liquids

Natural gas liquids include ethane, propane, butane and condensate. Ethane in Western Canada is priced relative to natural gas and, as natural gas prices fluctuated in 2002, ethane prices also changed considerably. Although overall North American demand for petrochemical feedstock was weak, demand for ethane in Western Canada remained steady during the year.

Seasonal inventories of propane and butane reached near-record highs several times during the year, but as demand increased in the fall and winter months, prices improved.

Condensate is used mainly to dilute bitumen and heavy crude oils so they can be transported by pipeline. As a result, production levels of heavy crude oil and bitumen significantly affect condensate prices. During the early part of 2002 when heavy crude oil production from industry was down, condensate traded at a discount to light crudes. As crude oil prices rose through the year, production of bitumen and heavy crude oils increased, raising the demand for condensate. Consequently, condensate sold at a premium to light crude in the second half of the year.

Crude Oil

Crude oil prices started the year at about $20 US per barrel (West Texas Intermediate) and rose during the year, averaging over $29 US per barrel in December. Prices reflected the impact of tight supply for much of the year. Tensions surrounding Iraq, disruption to Venezuelan production and decline in U.S. inventories exerted strong upward pressure through the end of 2002.

Sulphur

In 2002, several phosphate fertilizer plants in China expanded and consumption increased dramatically. At the same time, the U.S. fertilizer industry recovered from its dramatic decline the previous year and shipments of Canadian liquid sulphur to U.S. markets resumed. These factors coupled with low sulphur inventories at export terminals and consumers’ facilities put more strain on already tight worldwide supplies. By the end of 2002, market prices for sulphur were more than $40 US per tonne (FOB Vancouver), which was double the 2001 average.

10	Shell Canada Limited ■ Resources

Ian Kilgour, Senior Vice President, Resources

Lonnie Erickson, a welder with one of Shell Canada's contract companies, measures steel at the Waterton Complex.

Platform under construction for the SOEP Alma field.

Resources ■ Shell Canada Limited 11

In previous years when demand was low, Shell poured and solidified any excess product into a sulphur block at its Shantz facility near Caroline, Alberta. As demand increased during the year, the Company remelted a modest volume of this block and profited from the high sulphur prices. In 2002, most of the sulphur production was shipped through Vancouver to markets in China, Australasia, Brazil and South Africa.

FOOTHILLS

The Foothills business continued to make an important contribution to the profitability of Resources and the Company as a whole. The infrastructure is strategically located and, where capacity is available, Shell plants process some third party production.

Overall, Foothills was able to sustain production volumes close to 2001 levels. The Foothills fields continue to benefit from investment in development opportunities that generate new production volumes to help offset natural field decline. Some volume erosion occurred due to the impact of weather-related flooding in the

FOOTHILLS NATURAL GAS FIELDS
Continued investment in exploration and development opportunities extends the life of Shell’s Foothills natural gas fields.

The Waterton plant celebrated
its 40th birthday in 2002.

Waterton area, and pipeline replacement and repair work at the north end of Waterton and at Burnt Timber. Nevertheless, Foothills achieved excellent reliability and all pipelines were back in service by early 2003.

Waterton

In 2002, the Waterton plant celebrated its 40th anniversary. The Waterton area continues to demonstrate potential for future exploration and development, particularly at the north end.

Jumping Pound/Moose Mountain

An exploration discovery in the Moose Mountain area in 2002 was tied into existing infrastructure in the fourth quarter. Additional wells are planned to delineate further these new reserves.

Caroline

The Caroline Complex achieved high daily throughput levels in 2002, up to 125 per cent of initial design capacity. Increased plant throughput drove gas volumes higher during the year, but condensate volumes continued to fall due to the natural decline in the condensate content of the raw gas stream.

Limestone

The successful infill drilling program in the Limestone area near Burnt Timber continued with the drilling of three new wells in 2002. Additional drilling is planned for 2003.

Burnt Timber/Panther

Exploration and development drilling continued in the South Burnt Timber area in 2002. In the Panther field, Shell is participating in a joint venture program to develop the large potential reserve base.

12	Shell Canada Limited ■ Resources

GROSS PRODUCTION OF NATURAL GAS
98 99 00 01 02
587 562 593 614 610
(millions of cubic feet per day)
Volumes from divested assets

Shell sustained its natual gas production levels in 2002.

GROSS PRODUCTION OF CRUDE OIL AND BITUMEN
98 99 00 01 02
22.9 19.7 4.2 4.5 8.9
(thousands of barrels per day)
Crude Oil
Bitumen

Peace River met its taget to fill the plant by year-end.

GROSS PRODUCTION OF NATURAL GAS LIQUIDS
98 99 00 01 02
55.7 54.0 53.4 51.1 47.6
(thousands of barrels per day)
Condensate
Ethane, propane and butane

Condensate volumes were down due to redutions at the Caroline field

Resources Shell Canada Limited 13

Exploration

The Company is actively working to find new Foothills gas reserves. Shell increased Foothills exploration spending to $47 million in 2002, acquiring an interest in approximately 37,000 gross hectares of land and 510 square kilometres of three-dimensional (3-D) seismic. Shell also participated in five exploration wells. Two of the wells resulted in discoveries and one well continued drilling into 2003. Shell will resume drilling in British Columbia in 2003 as an extension to the existing strategy of exploring in the foothills and the adjacent deep basin.

PEACE RIVER

In 2001, Shell announced that it would drill additional soak radial wells at its Peace River in-situ oil sands operation to enable the plant to reach full capacity. In 2002, two additional pads, each comprising eight to 10 thermal in-situ bitumen wells, were drilled and tied-in, completing a total investment plan of $100 million. By the fourth quarter of 2002, all wells were tracking or exceeding

FRONTIER

Sable Offshore Energy Project (SOEP)

SOEP operational performance continued to improve in 2002. Shell’s share of sales gas production averaged 158 million cubic feet per day (mmcf/d), up slightly over 2001. Natural gas liquids recovery also improved following modifications to the facilities in late 2001. One infill well was drilled in the Venture field in 2002 to maintain field productivity.

Based on technical reviews completed at the end of 2002, Shell has reduced its estimate of original sales gas reserves for the SOEP fields by approximately 90 billion cubic feet (bcf) to 700 bcf, and has reclassified some 200 bcf of sales gas reserves to proven undeveloped from the proven developed category. The effect of these revisions to the net reserves position is reflected on page 68 in the Supplemental Resources disclosure section. These reserve changes will result in higher depreciation charges for Shell’s share of SOEP over the next few years.

Peace River filled the plant to its licensed capacity
of 12,000 barrels of bitumen per day

expectations as measured by the oil-to-steam ratio, which is a key performance measure. Peace River filled the plant to its licensed capacity of 12,000 barrels of bitumen per day and achieved record production rates in December of 2002. The technology that is driving the efficient recovery of bitumen will create the opportunity for future expansion of this large resource base.

The Company has approved a plan to increase production to 16,000 barrels per day by debottlenecking the plant and drilling additional wells. This expansion and subsequent growth are contingent upon regulatory approvals and ongoing satisfactory operating performance. Competitive unit costs are key to unlocking the potential value of Shell’s extensive leaseholdings in the area.

SOEP Tier II comprises the development of three fields — Alma, South Venture and Glenelg — and the installation of compression. These projects are planned for the 2003-2006 period and will extend the life of the project. By year-end, construction of the Alma facilities was well under way. Drilling at Alma is expected to begin around mid-2003, with production start-up anticipated in late 2003. An early development well at South Venture was drilled in late 2002. A decision on proceeding with development of the field is expected early in 2003.

In February 2002, ExxonMobil Canada Properties became the SOEP operator, the role formerly held by Sable Offshore Energy Inc. The main reason for this change was to emphasize operational performance as the project moves from development to operations.

14	Shell Canada Limited ■ Resources

In late 2002, Shell and the other joint venture participants were in the final stages of negotiating the sale of an 8.4 per cent interest in the SOEP infrastructure downstream of the offshore Thebaud platform. This interest was acquired in 2001 by exercising a right of first refusal on the sale of SOEP assets by Nova Scotia Resources Ltd. Following the sale, Shell’s share of the project will revert to 31.3 per cent overall.

Nova Scotia Shelf

In May 2002, Shell suspended its wholly owned Onondaga B-84 exploration well as a potential natural gas producer. The main purpose of the well was to evaluate a previously untested deep geological section identified from seismic surveys. The well encountered indications of gas throughout the deeper section and some potential reservoir sections, but overall reservoir development was not enough to warrant production testing. The well did confirm the presence of natural gas in a shallower section and delineated a previous (1969) discovery. The reserves confirmed by the Onondaga well are expected to result in further development and production from the basin, potentially using the existing SOEP infrastructure.

Shell has a significant presence in the Nova Scotia Shelf through its SOEP ownership, various interests in other discovery licences and its joint venture interest in about 473,000 hectares of exploration licences. Although recent exploration drilling results have been disappointing, Shell will continue to assess opportunities on these landholdings and evaluate other joint exploration opportunities on the Nova Scotia Shelf.

Nova Scotia Deep Water

Shell has a one-third interest in approximately 474,400 hectares of exploration licences in the Nova Scotia offshore deep water and is the operator of this exploration joint venture. With completion of the initial evaluation of the extensive 3-D seismic work conducted in 2001-2002, the focus in 2002 was on identifying potential drilling locations for an exploration well in 2003-2004.

Shell is also evaluating options to improve its portfolio of exploration opportunities in the Nova Scotia deep water.

SABLE NATURAL GAS FACILITIES
Development of the Alma,South Venture and Glenelg natural gas fields will extend the life of the Sable project.

Mackenzie Delta

In January 2002, Shell and the other members of the Mackenzie Delta Producers’ Group, along with the Mackenzie Valley Aboriginal Pipeline Corporation, announced their intention to begin preparing regulatory applications to develop onshore natural gas resources in the Mackenzie Delta, Northwest Territories. This development, called the Mackenzie Gas Project, includes a pipeline development, tie-ins of Shell’s wholly owned Niglintgak field and two other anchor fields, and gas gathering and liquids handling facilities. Niglintgak has potential natural gas reserves in the range of one trillion cubic feet. In 2002, base-line environmental work and community consultation efforts began on the Mackenzie Gas Project. In addition, the project participants initiated pre-engineering work on the three fields, the gathering system and the Mackenzie Valley Pipeline.

The producers’ group expects to file regulatory applications for the project in the latter half of 2003, with the decision to proceed with development of the project anticipated in 2005. A favourable market, business climate, viable project economics and continued support from Aboriginal communities will be necessary to maintain the project schedule for 2008 start-up.

Resources ■ Shell Canada Limited	15

SABLE SALES GAS PRODUCTION – *Shell Share Only*

Total 01
155
Q1 02
162
Q2 02
153
Q3 02
164
Q4 02
153
(millions of cubic feet per day)

Average Sable production in 2002 increased slightly over the previous year.

RESOURCES EARNINGS

98
169
99
500
00
536
01
600
02
387
($ millions)

Lower prices were the main reason for reduced earnings from the previous year's record high.

RESOURCES UNIT COSTS

98
3.58
99
4.19
00
4.46
01
4.36
02
5.32
($ per barrel of oil equivalent)

Higher unit costs resulted largely from the elimination of Alberta energy rebates.

16 Shell Canada Limited ■ Resources

During 2002, Shell completed 2-D and 3-D seismic programs on its wholly owned exploration licence south of the proposed Niglintgak field development. The Company is now evaluating this data and a decision on exploration drilling will follow. Shell also continues to review potential joint exploration opportunities in the onshore Mackenzie Delta region. The Company has entered into an agreement to participate in exploration drilling in early 2003.

Other Frontier Opportunities

The Frontier regions remain a platform for growth for Shell Canada. Technical and commercial assessments of other basins continue in order to evaluate the potential for investment in regions beyond offshore Nova Scotia and onshore Mackenzie Delta.

EXPLORATION PROGRAM COSTS

Shell’s 2002 exploration program totalled $130 million compared with $112 million in 2001. Exploration activities again focused on seismic and drilling programs in the foothills of Alberta, and on selective plays offshore Nova Scotia and in the Mackenzie Delta.

HEALTH, SAFETY, ENVIRONMENT
AND SUSTAINABLE DEVELOPMENT

In 2002, Resources achieved its best-ever safety performance with respect to recordable injuries, but was deeply saddened by the death in August of a contractor working at the Peace River Complex. Resources continues to focus on appropriate standards and procedures to ensure that a safe work environment exists for everybody.

The Company assesses all new Resources projects and existing sites for aspects of sustainable development based on a formal Health, Safety and Environment system. All key Resources sites undergo audits, submit data to peer group benchmarking programs and maintain ISO registration. Over the past few years, all major sites achieved ISO 14001 registration for environmental management. ISO 14001 is an internationally recognized standard of environmental management requiring third party audits. In 2002, the ISO registrars visited these facilities to ensure continued compliance, and work began on the 2003 reregistration required by the ISO program. Health and safety programs are in place at all sites.

Resources has developed and implemented community consultation and communication programs to engage with people potentially affected by Shell’s activities.

For several years, Resources has been measuring greenhouse gas (GHG) emissions from its operations and setting targets for their reduction through investments aimed at reducing energy consumption.

LOOKING FORWARD

Resources strategy is to continue to be a leader in profitability and profitable growth. Resources plans to:

■	maximize profit and cash flow by maintaining focus on operational excellence and investment in exploration and development opportunities in the foothills and the offshore Nova Scotia Shelf, which could be tied into existing infrastructure;

■	grow Shell’s existing business at Peace River to 16,000 barrels per day, continue development of the Niglintgak field and pursue exploration opportunities in the Mackenzie Delta and in the deep water offshore Nova Scotia; and

■	maintain a commitment to sustainable development through a focus on safety, health and environmental efficiencies and consultation with the public.

2003 CAPITAL AND EXPLORATION INVESTMENT

Resources plans to spend $503 million on capital investments in 2003 compared with $389 million in 2002. Plans are to continue investing in the Frontier areas, the Foothills and Peace River.

In the Frontier, Resources intends to invest $272 million in the next field developments of the Sable project as well as continued activity on the Nova Scotia deep water and in the Mackenzie Delta. At the same time, a budgeted investment of $180 million will support exploration and development in the Foothills. Peace River plans to spend $34 million in 2003 to begin the next phase of development. The balance of the spending program relates to marketing and information technology.

Resources ■ Shell Canada Limited	17

■ OIL SANDS

Oil Sands started operations at the end of 2002 and reported a loss of $5 million due primarily to capital taxes on the related assets. After years of planning and construction, Shell Canada Limited’s largest-ever project has become the first new fully integrated oil sands project in Alberta in 30 years. The Athabasca Oil Sands Project (AOSP) started up in December 2002 with the first production and sale of bitumen from the Muskeg River Mine. Production of synthetic crude oil is anticipated around the end of the first quarter of 2003. At full production, the AOSP is expected to:

■	supply the equivalent of 10 per cent of Canada’s oil needs;

■	increase Shell’s barrels-of-oil-equivalent (BOE) production by more than 50 per cent;

■	fuel the equivalent of one-third of Alberta’s vehicles; and

■	employ almost 1,000 full-time workers.

The project is also expected to incur more than $5 billion in royalties and taxes over its life.

The AOSP is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). It comprises:

■	the Muskeg River Mine and extraction plant located on Lease 13, about 75 kilometres north of Fort McMurray, Alberta; and

■	the Scotford Upgrader located adjacent to Shell’s Scotford Refinery, north of Fort Saskatchewan, Alberta.

The AOSP has also added important new infrastructure to Alberta’s energy sector through a number of commercial arrangements, which include:

■	the Corridor Pipeline, which carries diluted bitumen 493 kilometres from the mine near Fort McMurray to the Scotford Upgrader and returns recycled diluent to the mine;

■	ATCO Pipelines’natural gas pipeline to the mine; and

■	ATCO Power’s cogeneration facilities at the mine and upgrader, providing more than 300 megawatts of natural gas-fired power generation.

The AOSP is a unique operation in the oil sands industry and offers many benefits:

■	high quality ore;

■	new technology, particularly in the froth treatment facilities;

■	increased yield and product quality through the use of hydrogen addition technology in upgrading;

■	high energy efficiency through the use of state-of-the-art facilities, including two large cogeneration plants;

■	synergies with the Scotford Refinery; and

■	lowest carbon dioxide emissions intensity of any mineable oil sands project.

COMPLETION OF THE PROJECT
With completion of the AOSP, Shell has launched a new business unit that will provide a secure source of crude oil for its downstream business. The Scotford Refinery will use more than half of the production from the upgrader to make high quality transport fuels and other products.

Albian Sands Energy Inc. (Albian Sands), a company owned by the joint venture, operates the Muskeg River Mine and extraction plant. In 2002, Albian Sands took delivery of diluent at the mine site, brought the first ore to extraction, commissioned the world’s largest mining trucks and shovels and began production of diluted bitumen. The Muskeg River Mine is designed to produce an average of 155,000 barrels per day (bpd) of bitumen at full production.

OIL SANDS HIGHLIGHTS

($ millions except as noted)	2002	2001	2000
Revenues	3	—	—
Earnings (loss)	(5)	—	—
Capital employed	3 380	1 911	564
Capital and exploration expenditures	1 460	1 313	606

18	Shell Canada Limited ■ Oil Sands

Neil Camarta,
Senior Vice President,
Oil Sands

Linda Dill is a mine operations trainer at the Muskeg River Mine.

Lee Nehring plays a key role in AOSP stakeholder engagement.

Oil Sands ■ Shell Canada Limited 19

The world’s largest haul truck, a Caterpillar 797B, and the first Bucyrus 495HF electric rope shovel in operation at the Muskeg River Mine.

The work completed in 2002 for the Scotford Upgrader and modifications to Shell’s adjacent refinery included the successful commissioning and testing of the sulphur recovery, hydrogen manufacturing, cogeneration, atmospheric and vacuum distillation units and utility systems. As well, the residue hydroconversion unit was well into commissioning and start-up by year-end. The Scotford modifications were successfully completed, tied in and commissioned during a major refinery turnaround.

With more than 56 million work-hours since 1999, the AOSP has maintained an impressive safety performance. Following a record-breaking safety performance in 2001, the upgrader site set a new record in 2002 for the industrial construction industry in Alberta of 6.25 million consecutive hours without a lost-time incident. Throughout the year, the AOSP was one of the largest and safest employers of trades and construction workers in Alberta with over 13,000 people employed and no serious injuries. For this and other achievements, Alberta Construction Magazine recognized the AOSP as one of two best industrial projects in 2002.

Cost and schedule pressures remained a challenge throughout the year, with project cost estimates increasing by an additional 10 per cent over November 2001 estimates. The total cost estimate for the AOSP has risen to $5.7 billion ($3.4 billion Shell share) from the original estimate of $3.8 billion. The cost estimate for the Scotford modifications has risen to $500 million from the original $400 million. Shell’s share of the capital costs in 2002 was $1,646 million, including $186 million for the refinery modifications compared with estimated amounts of $991 million and $102 million respectively.

Even though labour availability improved over 2001, it continued to be a challenge as more craft workers than planned were needed to regain schedule losses from 2001. As well, deficiencies in the quality of engineering work and equipment in some areas caused additional field work, resulting in lower than planned productivity.

With the start of production, the AOSP delivered to the pipeline product that met all the required specifications. However, a hydrocarbon leak at the Muskeg River Mine in January 2003 caused a fire, which was quickly extinguished. Repairs are under way, with completion expected in the first quarter.

20	Shell Canada Limited ■ Oil Sands

SUSTAINABLE DEVELOPMENT

The licence to operate and grow the AOSP business comes from a strong commitment to the principles of sustainable development. This is particularly important to people who live closest to the Muskeg River Mine and the Scotford Upgrader. Through continued dialogue, the AOSP has maintained successful relationships with project stakeholders who include potential customers, employees, neighbours, shareholders, Aboriginal groups, government repre-sentatives, environmental organizations and other industry players.

The AOSP is involved in a number of organizations, including the Cumulative Environmental Management Association (CEMA) and the Athabasca Regional Issues Working Group Association (RIWG). These organizations provide a forum for regional stakeholders to ensure management of the region’s cumulative environmental effects and social impacts associated with orderly oil sands development. The upgrader staff focused on resident communi-

The AOSP continues to support the communities where its employees live and the joint venture does business. Almost half of all Albian Sands employees have been hired locally from the Regional Municipality of Wood Buffalo. To date, Wood Buffalo companies have received $50 million for contract services, with $24 million paid to local Aboriginal businesses. For example, the AOSP’s closest Aboriginal neighbours, the Fort McKay/Albian Sands Business Alliance, had contracts in 1999 worth about $4 million. Over the last three years, the AOSP has worked to build capacity and increase project scope so that the five-year (2002-2006) contracts with the Alliance are now valued at more than $70 million.

The AOSP continues to support the communities where
its employees live and the joint venture does business

cation, ensuring neighbouring residents were fully briefed on startup conditions and processes. In addition, Shell has established a 24-hour Scotford community update phone line and began operating two of the eight air monitoring systems of the Fort Air Partnership in Fort Saskatchewan.

Shell wants to make sure it is making a positive contribution in the neighbouring communities. Some of the initiatives in 2002 included:

■	start of construction on an Elder Centre in Fort McKay;

■	sponsorship of Aboriginal youth-elder camps and workshops;

■	sponsorship of interactive educational programs at the Oil Sands Discovery Centre in Fort McMurray so that all students in the community can attend free of charge;

■	implementation of an employee orientation program about the culture and history of neighbouring Aboriginal communities;

■	sponsorship of the 2004 Arctic Winter Games volunteer program through a donation of $175,000; and

■	donation of $230,000 to Tree Canada towards the planting of 360,000 trees in Strathcona County and Boyle, Alberta, on behalf of the AOSP.

Oil Sands ■ Shell Canada Limited	21

■ ATHABASCA OIL SANDS PROJECT

22	Shell Canada Limited ■ Oil Sands

Oil Sands ■ Shell Canada Limited	23

The AOSP is also committed to the efficient use of materials and resources throughout the project and into operations. For example, the on-site cogeneration plants, commissioned in 2002, produce both electricity and heat for the upgrader and the mine site, with surplus electricity sold to the Alberta provincial electrical grid. The AOSP also built a pipeline between the upgrader and a neigh-bouring chemical plant to use hydrogen that is a byproduct of that plant’s processes at the upgrader in the manufacture of synthetic crude oil.

The AOSP has set a goal of reducing greenhouse gas (GHG) emissions by 50 per cent by 2010. This reduction would make the project’s synthetic crude oil less GHG-intensive than the average North American imported crude that it will replace. The Shell Canada Climate Change Advisory Panel has provided input into the AOSP’s greenhouse gas management plan. The portfolio of activities includes:

■	internal energy efficiency projects;

■	domestic purchased offsets like the Tree Canada Afforestation project;

■	offsets generated within Shell and partners’activities;

■	clean development mechanism projects with international partners; and

■	feasibility studies regarding carbon dioxide sequestration.

LOOKING FORWARD

The Path to Operational Excellence

With the achievement of bitumen production at the Muskeg River Mine in 2002, the focus will be on producing first synthetic crude oil and building production volumes up to full rates in the third quarter of 2003 while maintaining the drive to be the lowest cost operator in the industry. Key goals are:

■	managing costs and growing production;

■	achieving the best possible plant reliability with minimum downtime and energy consumption, and maximum product yield;

■	being a reliable source of quality products for the marketplace; and

■	achieving GHG reduction targets.

The foundation for success with operational excellence is a large, high quality resource base, new and efficient end-to-end processing facilities and a ready market for much of Shell’s production within its own manufacturing facilities.

Another cornerstone of future success is to deliver excellent safety performance and community relations as the transition is made from construction to operations.

Floyd Gladue is a field operator in Ore Preparation at the Muskeg River Mine.	The atmospheric and vacuum units at the new Scotford Upgrader.

24	Shell Canada Limited ■ Oil Sands

The Path to Growth

Once the AOSP is fully operational, Shell will look for further opportunities to reduce costs, enhance processes and increase production.

Shell continues to evaluate expansion opportunities in the Athabasca area. The experience and knowledge gained from the AOSP, its stakeholders and other projects will contribute to the regulatory process and development plans. Some of the work on long-term growth opportunities began in August of 2001 with the release of a formal public disclosure of its potential growth plans, which included:

Muskeg River Mine

Optimization and expansion of Lease 13 West and development of Lease 90 would bring total production to approximately 225,000 bpd of bitumen, up from the current design of 155,000 bpd. This would represent the first stage of growth by building on the existing assets and regulatory approvals.

Jackpine Mine — Phase 1

In May 2002, on behalf of the AOSP joint venture participants, Shell submitted a regulatory application and Environmental Impact Assessment to the Alberta Energy and Utilities Board and Alberta Environment for phase one of the Jackpine Mine. The Jackpine Mine would involve the construction of a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 bpd of bitumen. Early entry into the public regulatory process, with the 2001 public disclosure, provided adequate time for stakeholder consultation and involvement. The regulatory process continues, with approvals anticipated by the end of 2003.

Jackpine Mine — Phase 2

Following the development of Jackpine Mine — Phase 1, mining additional resources from leases 88 and 89 would increase bitumen production by approximately 100,000 bpd.

These growth initiatives will capitalize on existing infrastructure associated with commercial arrangements and AOSP facilities.

Muskeg River Mine expansion would likely take place in the 2005 time frame, followed by development of Jackpine Mine — Phase 1 and Jackpine Mine — Phase 2. The exact timing of these developments will depend on factors such as market conditions, construction costs, project economics, technology, the ability of the project to meet Shell’s sustainable development principles and the outcome of the various regulatory processes.

CAPITAL INVESTMENT

Shell has planned capital expenditures for the oil sands business of $57 million in 2003. Most of this capital spending will be for completion of the AOSP. The balance relates to screening of growth opportunities.

Oil Sands ■ Shell Canada Limited	25

■ OIL PRODUCTS

Oil Products earnings were $198 million in 2002, down sharply from the record $401 million in 2001. The decrease in earnings was due mainly to lower refinery and marketing margins, increased operating costs and reduced throughputs. Oil Products return on average capital employed was 10.7 per cent compared with 22.2 per cent in 2001. Capital expenditures were $433 million, including $186 million for Oil Sands-related Scotford modifications, compared with $343 million the previous year.

The 2002 environment for refiners was much less favourable than in 2001. High product inventories in North America, weak demand for diesel and jet fuels in the first six months of the year and rising crude oil costs all contributed to weaker industry refinery margins. However, conditions improved in the second half of the year.

The retail and commercial businesses faced significant challenges from competitive pressure and pockets of weakness in the economy, which inhibited growth in sales volumes.

Marketing expenditures increased in 2002, partly as a result of sales promotion programs and other customer relationship initiatives. Refinery operating costs were higher than in the previous year due to twice the normal level of turnaround activity and related reductions in refinery utilization. Consequently, unit costs of 5.4 cents per litre were unusually high for Shell. Nevertheless, the Company remained a leader among its competitors in unit cost performance.

Safety performance was an area of serious concern in 2002 for Oil Products. Along with the tragic fatality at the Montreal East Refinery, there was an increase in the number of recordable incidents in the Sarnia and Montreal East refineries, despite continued emphasis on keeping the job environment safe for employees and contractors. Both locations have stepped up efforts in the area of safety management including external reviews, high levels of management visibility and employee and contractor engagement. The continued focus in 2003 will be on working safely. In line with the Company’s belief that all accidents are preventable, Shell’s goal is zero accidents and no harm to people.

MANUFACTURING, SUPPLY AND DISTRIBUTION
Shell Canada undertook substantial project and planned maintenance activity in its refineries during 2002. Major turnarounds took place at all three refineries in the second quarter of the year. However, all Shell refineries resumed normal operations by mid-year and subsequently benefited from excellent operational availability.

Supply and Distribution (S&D) continued to focus on securing crude oil and synthetic crude oil that add the most value to Shell’s refinery network and enhance facility performance. S&D also took advantage of long-term agreements to ensure uninterrupted supply throughout a major turnaround period. The distribution network maintained its best-in-class standing for unit cost in an international benchmarking study completed in 2002.

Refineries
During its biggest-ever turnaround, Scotford Refinery completed and commissioned major modifications enabling it to receive feed-stock provided by the Oil Sands upgrader from bitumen extracted at the Muskeg River Mine. The refinery made significant gains in hydrocarbon management, particularly after the turnaround, when new capabilities from the integration project improved yields.

Sarnia Refinery celebrated its 50th anniversary of operation in September 2002. The refinery improved yields, operated with high reliability and developed the flexibility to process a greater variety of feedstock than in previous years. Sarnia completed a major turnaround and the first two of five phases to install new instrumentation for a distributed control system. Anew flare system was also installed.

Throughout 2002, Montreal East Refinery operated more reliably than in previous years, taking advantage of the stronger refinery margins available in the second half of the year.

OIL PRODUCTS HIGHLIGHTS

($ millions except as noted)	2002	2001	2000

Revenues	6 071	6 240	6 740
Earnings	198	401	340
Capital employed	1 913	1 789	1 818
Capital expenditures	433	343	279
Return on average capital employed (%)	10.7	22.2	19.6

26	Shell Canada Limited ■ Oil Products

Shell

The Panorama gasoline station in Whiterock, B.C., is one of Shell Canada's thriving retail sites in the Greater Vancouver area.

Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited, and President of Shell Canada Products Limited.

Sarnia's new gasoline hydrotreater had a flawless start-up December 2002.

Oil Products ■ Shell Canada Limited 27

Product Reformulation
Refinery staff and contractors completed construction of gasoline hydrotreaters at both the Sarnia and Montreal East refineries. The projects began in 2001 and the completed units became operational December 2002. At a total cost of $150 million, these projects will enable the refineries to meet new federal regulations on sulphur content in gasoline. The new regulations require Canadian refiners to produce and sell gasoline with a cumulative average of 150 parts per million (ppm) of sulphur over the period between July 1, 2002, and December 31, 2004, falling to an average of 30 ppm on January 1, 2005. Product from Shell’s Scotford Refinery already met the new requirements. With completion of these projects, Shell became the first national refiner capable of producing 30 ppm gasoline.

RETAIL
The retail gasoline market became increasingly competitive through 2002 with continued network upgrading by traditional competitors and significant expansion into the fuels business by grocery and supermarket retailers. Shell’s share in the major urban markets declined to an average of 17.8 per cent from 18.6 per cent in 2001. Unit fuel margins declined due mainly to increasing crude oil and wholesale prices, which could not be fully recovered at the pump, as well as to localized retail price wars. The Company completed a comprehensive review of the Retail business and, in 2003, will be implementing changes to improve the competitiveness of the business and capitalize on new opportunities.

In early 2002, Shell became aware of and addressed problems associated with its gasoline quality. Athorough investigation determined that an additive may have been a factor in the failure of some fuel system components. The Company took quick action to address customer concerns and initiate corrective action. Subsequent tracking showed that this response led to a major decline in the number of customers experiencing fuel system difficulties. Shell continues to stand behind the quality of its products.

Customer Focus
Shell is committed to delivering superior customer value through high quality products and services, one-stop convenience and a high level of customer service.

Shell’s affiliation with the AIR MILES® reward miles program marked its 10th year in 2002. The Company celebrated this milestone with an extensive sweepstakes program where individual customers could win 10,000 AIR MILES® reward miles every day. The AIR MILES® program remains very popular with Shell consumers.

The easyPAYTM technology has now reached over 200,000 Canadian consumers. In January 2002, Shell introduced this technology to participating sites in the Winnipeg and London markets in addition to existing easyPAYTM sites in Vancouver, Calgary, Edmonton, Toronto, Ottawa and Montreal. The technology improves the speed and ease of vehicle refuelling. At participating sites, customers simply present their easyPAYTM key tag to the easyPAYTM symbol at the pump. The easyPAYTM tag is cross-referenced with the customer’s credit card and AIR MILES® information.

Retail Network
Efforts to improve Shell’s network efficiency continued in 2002. Average annual throughput at Shell- and private-brand sites remained at 3.8 million litres in 2002. Retail completed 29 image conversions including refurbishing 10 Provisoir stores in Quebec and rebranding four private-brand sites. There were 1,838 Shell retail sites at year-end, including 133 private-brand sites. This compares with 1,935 Shell sites at the end of 2001, of which 178 were private-brand sites.

Non-Petroleum Products and Services
Margin growth from increased sales of food store and car wash products and services continued in 2002. Both convenience store sales and car wash revenues grew by more than 10 per cent over 2001. Additional food stores, plus a strong focus on sales promotion and product placement and display, improved convenience store sales. The growth in car wash revenues was mainly due to increased consumer purchases of premium washes and promotional activities.

®	Trademark of AIR MILES International Trading B.V. Used under licence by Shell Canada Products.

TM	Trademark of Shell Canada Limited. Used under licence by Shell Canada Products.

28	Shell Canada Limited ■ Oil Products

# Operational excellence helps to minimize Shell's impact on its neighbours

**OIL PRODUCTS UNIT COSTS**

98
99
00
01
02
4.7
4.7
4.7
4.9
5.4
(¢ per litre)

*Major planned refinery turnarounds were the main reason for higher unit costs.*

*Shell customer Renée Belgrave fills up at the Panorama gas station in Whiterock, B.C.*

*Shell®Rotella T™ motor oil is one of the many products coming out of the Brockville Lubricant Plant.*

*Keith Anderson is a process operator II at the Sarnia Manufacturing Centre.*

**OIL PRODUCTS EARNINGS**

Price/margin
Operating expense
Volume
Other
01
02
401
(180)
(44)
2
19
198
($ millions)

*Lower refinery margins were the primary cause of reduced earnings in 2002.*

Oil Products ■ Shell Canada Limited 29

COMMERCIAL
Shell’s Commercial business sells branded products to aviation, agricultural, industrial, transportation, resource-based and home-heating sectors, and unbranded product to commercial distributors and other gasoline retailers. A tough business environment marked by volatile crude oil and wholesale prices compressed margins in 2002.

In June 2002, Shell upgraded its flagship diesel engine oil, Shell Rotella TTM Multigrade 15W-40. The reformulated product exceeds the CI-4 American Petroleum Institute’s new standards for low-emission heavy-duty diesel engines, in readiness for future exhaust gas recirculation diesel engines. Importantly, the reformulation maintained the strong heritage of Rotella TTM, using current technology to provide maximum protection for existing engines.

In September 2002, the Commercial business piloted the Shell e-Store. This self-serve Internet application allows customers to check product prices, place orders, review their account information and perform several other useful functions. Shell e-Store meets the needs of customers looking for a supply capability that is reliable, easy to use, and provides “information at your fingertips.” After a targeted offering to selected customers in 2002, a broad market rollout will follow in 2003.

Commercial Network
The general slowdown in the agricultural sector associated with drought conditions across Western Canada resulted in lower network throughputs in 2002. Shell further reduced its number of bulk storage plants to 43 from 48.

Aviation
Shell’s Aviation network comprises 57 fixed-base operations within Canada. Included in this network are 17 AerocentreTM sites in major centres, which feature pilot and passenger lounges, catering services, business amenities, hangerage and more. In 2002, Shell Canada customers gained access to about 700 sites in the United States as a result of an arrangement between Shell Global Aviation and Avfuel Corporation. This arrangement provides worldwide card acceptance for both Shell and Avfuel customers.

Aviation fuel sales volumes fell in 2002 compared with 2001. The decrease was due mainly to a lingering weakness in the aviation sector following the tragic events of September 11, 2001.

Aviation fuel sales are an important part of Shell Canada’s Commercial business.

30	Shell Canada Limited ■ Oil Products

**PETROLEUM PRODUCT SALES**

98 99 00 01 02
45.0 45.0 45.4 44.9 44.4 (thousands of cubic metres per day)
Other products
Middle distillates
Gasolines

*Petroleum product sales weakened slightly due to growing competition in the market.*

**EARNINGS PER LITRE**

98 99 00 01 02
1.68 0.86 2.05 2.44 1.22 (¢ per litre)

*Lower refining margins and higher unit costs resulted in a sharp drop in earnings per litre.*

**RETAIL SITE PERFORMANCE**

98 99 00 01 02
2 201 2 072 1 940 1 935 1 838 (number of sites)
3.47 3.64 3.79 3.82 3.85 (throughput per site in millions of litres)

*Network rationalization has resulted in continual improvement in site throughput.*

- Shell-branded Company-and dealer-owned sites
- Shell-branded sites independently administered by Shell reseller agents
- Private-brand sites
- Site throughput includes private-brand sites for 1998-2001 only. All years exclude Shell-branded sites independently administered by Shell reseller agents.

Oil Products ■ Shell Canada Limited 31

Lubricants
In 2002, the Calgary Lubricants and Grease Plant celebrated its 20th year of operation, while the Brockville Lubricant Plant completed its 10th anniversary.

Blending and packaging rates at the Brockville plant improved marginally in 2002 as a result of growth in third party packaging contracts. In 2003, Brockville will pursue further production growth opportunities, including additional production for Pennzoil-Quaker State, an affiliate of Shell Oil Company of Houston, Texas, to increase plant utilization and further reduce unit cost. Grease production at the Calgary plant also increased marginally.

Industrial Services
In 2001, Industrial Services began marketing fluid management services to plants in the automotive component manufacturing sector. The program is designed to reduce operating costs and improve process productivity in customer plant operations. In 2002, working with Royal Dutch/Shell Group affiliates Shell Global Services and Shell Global Solutions, the Company expanded its range of services to include maintenance planning, and initiated sales penetration into other industrial sectors. The team secured an important contract with a major North American automobile manufacturer in late 2002.

Formula Shell synthetic
blend motor oil is available at
any Shell retail gasoline station.

HEALTH, SAFETY, ENVIRONMENT
AND SUSTAINABLE DEVELOPMENT
Oil Products continued its commitment to integrate sustainable development into day-to-day activities in 2002. Operational excellence, which means running a host of complex facilities safely, responsibly and efficiently, helps to minimize Shell’s impact on its neighbours and other stakeholders.

During 2002, all Shell refineries and lubricants and grease plants continued to meet ISO 14001 standards first attained in 2001. ISO 14001 is an international standard of environmental management that requires verification through external audits.

Shell also monitors its health, safety and environmental performance internally and takes action when targets are not met. Spill frequency, which is the number of litres of product spilled per million litres handled, is one important measure. Shell’s spill frequency in 2002 was 3.34 compared with 21.3 the previous year. Following several spills at refinery tank storage areas in 2001, Shell reviewed winterizing procedures, consulted with other companies to identify best practices and introduced changes.

In 2002, Oil Products implemented Community Dialogue, a formal framework to enhance mutual understanding between facility staff and their publics, and to communicate emergency preparedness and response efforts more effectively. By year-end, 21 plans were in place to engage nearby residents, key government officials and public groups.

The Company continued to supply fuel to the Dreams Take Flight charity. The program provides “a trip of a lifetime” to Disneyland or Disney World for physically, mentally or socially challenged children. Shell also donated 40,000 litres of diesel fuel to the Hay West campaign during the drought in Western Canada. The fuel helped defray the cost of transporting donated hay between the farms and rail yards.

32	Shell Canada Limited ■ Oil Products

LOOKING FORWARD
Oil Products goals are to sustain a 15 per cent return on average capital employed through the pursuit of operational excellence, and to focus on profitable growth with an ongoing commitment to sustainable development. There will be a major emphasis on improving safety performance.

Oil Products key strategies in 2003 will be as follows:

Manufacturing, Supply and Distribution

■	maintain first quartile performance in operational availability;

■	continue to drive for improved efficiency and yields at all the refineries;

■	leverage new technology, like the instrumentation digital control system at Sarnia Refinery, to improve yields and efficiency;

■	maximize benefits from the new Oil Sands upgrader feedstocks at the Scotford and Sarnia refineries; and

■	initiate the design and engineering phase of the distillate desulphurization projects to meet ultra-low sulphur diesel (ULSD) legislation, which requires that ULSD be available at less than 15 parts per million of sulphur by mid-2006.

Retail

■	differentiate the Shell brand by offering improved value to targeted retail customers, with a focus on fuels, the refuelling experience, and related products and services;

■	increase Shell’s share in both the fuels and convenience retail business through increased investment and growth in the base network; and

■	reduce net unit cost to increase competitiveness.

Part of the Brockville tank farm, where
product is stored before blending.

Commercial

■	provide relevant, valued customer service at reduced operating unit costs;

■	increase branded sales and market share by offering additional value to targeted customers;

■	expand Industrial Services sales penetration into various industry sectors;

■	launch e-Store, an on-line customer ordering/transaction system;

■	service the needs of global Shell customers in Canada through linkages with the Royal Dutch/Shell Group of Companies;

■	improve lubricants supply chain costs; and

■	improve asset efficiency — plants, costs, working capital.

CAPITAL INVESTMENT
Oil Products plans capital expenditures of $237 million in 2003, a decrease from $433 million in 2002. Of this total, $155 million is budgeted for growth and profitability projects and $36 million for compliance with new legislation and expenditures related to changes in product specifications. The remaining $46 million is earmarked for supporting the asset integrity of existing facilities.

Oil Products ■ Shell Canada Limited	33

■ CORPORATE

Shell Canada’s Corporate sector reported expenses of $19 million in 2002 compared with earnings of $9 million in 2001. Interest income received for prior-period income tax settlements only partly offset higher net financing costs.

FINANCING ACTIVITIES
Record capital spending in 2002, much of it associated with construction of the Athabasca Oil Sands Project (AOSP), resulted in total financing of $1.4 billion.

Shell’s financing plan includes short-term commercial paper, medium-term notes and accounts receivable securitization. This combination provides cost-effective financing and repayment flexibility.

Commercial paper outstanding at year-end increased from the previous year by $459 million to $671 million. The Board of Directors authorized a $250 million increase in the upper limit of this facility to $1.5 billion late August 2002. Also in 2002, Shell issued $745 million of medium-term notes under the Company’s $1 billion shelf prospectus. In July 2002, the Board approved a $250 million increase to the Company’s accounts receivable securitization program. Under this $600 million program, Shell increased accounts receivable sales during the year by $170 million, bringing total accounts receivable sold to $520 million. The balance of financing relates to capital lease arrangements associated mainly with the AOSP.

Interest and other financing charges in 2002 totalled $49 million. All of Shell’s financing costs in 2002 were based on floating interest rates. Low interest rates resulted in attractive financing charges that averaged well below three per cent for Shell over the year.

On February 4, 2003, the Company announced a Normal Course Issuer Bid to repurchase for cancellation up to two per cent of its 275,908,290 Common Shares or a maximum of 5,518,166 Common Shares. The bid began February 7, 2003, and will continue to February 6, 2004, or the date when Shell has either purchased the maximum number of shares or terminated the bid. The purchase of the Common Shares under the bid will counter the effects of dilution due to issuance of Common Shares under the employee stock option program. Purchase of the shares will be at the market price at time of acquisition and will be conducted through the Toronto Stock Exchange. A copy of the Notice of Intention may be obtained upon request, without charge, by contacting CIBC Mellon Trust Company.

Dividends paid for the year 2002 totalled $0.80 per Common Share, unchanged from 2001.

With completion of the largest capital spending program in its history, Shell Canada remains financially strong. The Company expects that operating cash flow from Resources and Oil Products and cash flow from new Oil Sands production will exceed capital spending in 2003 and 2004. Shell will use available cash to reduce debt that it issued to finance the 2002 capital program. The Company can also gain ready access to debt capital markets in Canada and the United States, should the need arise.

PENSION PLAN
Reductions in equity market valuations over the last two years have eroded Shell Canada’s pension surplus. The Company decided that a 7.5 per cent long-term rate of return would better reflect the expected market performance of plan assets than the rate of 8.0 per cent used by Shell in 2001 and 2002. The resulting increase in pension costs is expected to reduce 2003 earnings by about $25 million compared with 2002.

Actuarial valuations of pension funding requirements will be completed in May 2003. Given lower expected pension asset returns, the Company anticipates a cash contribution in 2003. However, the funding requirement should not have a significant effect on Shell Canada’s overall financial position.

34	Shell Canada Limited ■ Oil Products

Steinar Støtvig,
Chief Financial Officer

Shell Canada's corporate governance policies are reviewed annually to determine compliance

One of the world's largest mining trucks in the truck shop at the Muskeg River Mine.

Community liaison officer Heather Cooper consults with Steve Rumbold, process operator II and local union president at Sarnia.

Corporate ■ Shell Canada Limited 35

One of three parallel conveyor belts at
the Muskeg River Mine takes ore from
the silo into the breaker building.

ACCOUNTING STANDARDS

Variable Interest Entities
Accounting standard bodies in North America are proposing new accounting guidelines to consolidate transactions currently not reflected in balance sheets. The Financial Accounting Standards Board has recently published FASB Interpretation No. 46 regarding the Consolidation of Variable Interest Entities (previously referred to as Special Purpose Entities). The Canadian Institute of Chartered Accountants is considering similar measures. Under these guidelines, certain financial arrangements where Shell has a variable interest will be included in the consolidated balance sheet starting as early as the third quarter of 2003. Based on these latest U.S. accounting guidelines, Shell Canada would consolidate a lease arrangement for large mobile equipment (trucks, scrapers and shovels) in use at the Muskeg River Mine. The total value of this equipment could reach $260 million with Shell’s share expected to be in the range of $140 million to $160 million (approximately $75 million at December 31, 2002). This arrangement is accounted for as an operating lease under existing accounting principles.

Shell Canada has sold $520 million of accounts receivable to a multi-seller trust under its securitization program. The Company did not retain any ownership as part of the sale and removed the corresponding values from its balance sheet. Under the new FASB Variable Interest Entities guidelines, this transaction will not require consolidation, as the Company is not the primary beneficiary in the multi-seller trust.

Asset Retirement Obligations
A new U.S. standard for the accounting of asset retirement obligations was issued, applicable to fiscal years beginning on or after January 1, 2003. A similar Canadian standard has been issued, which will come into effect for Shell Canada January 1, 2004. This standard requires recognition of legal obligations associated with the retirement of tangible long-lived assets. The Company does not expect the adoption of this standard to have any significant impact on its future earnings.

CORPORATE GOVERNANCE
Shell Canada’s corporate governance policies are reviewed annually. A number of regulatory bodies are involved in setting requirements and guidelines. The Company is well positioned to meet all the necessary standards.

The U.S. government enacted the Sarbanes-Oxley Act in 2002. One purpose of this legislation is to give added protection to investors by improving the reliability and accuracy of corporate disclosures. As a foreign private issuer, Shell Canada will comply with this new legislation as required. The Company’s existing controls and processes provide an excellent framework for certification under this Act.

In 2002, Shell Canada formalized its Corporate Disclosure Policy in a document approved by the Board of Directors. The intent of this policy is to raise awareness of and ensure compliance inside the organization with disclosure requirements and practices, and legal and regulatory requirements. A disclosure policy committee is responsible for ensuring implementation of and adherence to the policy.

36	Shell Canada Limited ■ Corporate

All employees at every level of the organization must understand and be accountable for upholding Shell Canada’s Statement of General Business Principles and Code of Ethics. This document is the foundation of the Company’s governance, controls and processes that, together, ensure and protect the integrity of all its business dealings. At the end of each quarter, senior managers prepare and sign a letter of assurance affirming that all financial and accounting transactions for their department have been described appropriately and are properly recorded.

RISK MANAGEMENT
Shell Canada conducts annual risk assessment reviews with each business and corporate management team, then consolidates the results. The reviews take place at the beginning of the annual planning cycle so that any action items may be incorporated into the budget and planning process.

Senior management identifies significant risks and reviews them with the Board of Directors. In addition, the Board receives operating and financial reports as well as quarterly reports on health, safety and sustainable development, commodity futures trading, and any interest rate and currency risk management.

Areas of risk identified by Shell Canada relate to project execution, operations, marketing, exploration and development, finance, health, safety and environment, and information technology system security. Senior management performs quarterly reviews to identify and monitor additional risk factors.

Project Execution
Every project undertaken by Shell Canada presents unique risks and challenges. Risks involving material costs, productivity, resource availability and foreign currency fluctuations are influenced by external factors beyond Shell’s control. To mitigate these risks, the Company identifies project objectives and critical success factors, measures progress and incorporates flexibility into project plans. Shell monitors and measures progress to meet project objectives, identify critical success factors and achieve milestones.

Operations
Measures in place to mitigate operational risks for Shell Canada include regular maintenance programs, ongoing asset integrity reviews and retention of highly trained and experienced personnel. The varied nature and location of Shell’s production facilities reduce the risk of more than one facility being inoperable at the same time.

Marketing
Risks in marketing include disruptions in supply and market accessibility, commodity price volatility and credit risk. Shell has negotiated several supply and transportation arrangements to secure product supply and access to markets. Within the guidelines established by the Board of Directors, hedging tools are used to manage supply and inventory price risk. The Company manages credit risk by regularly reviewing credit profiles of current customers and conducting assessments of new customers.

With completion of the largest capital spending program in its history, Shell Canada remains financially strong

Corporate ■ Shell Canada Limited	37

*Investment in AOSP is the largest in Shell Canada's history.*

**2002 CASH FLOW MOVEMENT**

Cash from operations
Capital expenditures
Working capital and other
Dividends
Sales of accounts receivable
Commercial paper
Long-term debt
01
02
(25)
1 227
(2 289)
(125)
(221)
170
459
804
0
($ millions)

*Cash flow from operations along with short- and medium-term borrowing financed Shell's record capital spending.*

**LOST-TIME INJURY RATE**

1.25
1.00
0.75
0.50
0.25
0
92
93
94
95
96
97
98
99
00
01
02
Contractors
Employees
Combined
(per 200,000 work-hours)

*Shell continues to work towards its goal of no harm to people.*

38 **Shell Canada Limited** ■ Corporate

Exploration and Development
Exploration and development risks involve activities related to locating commercially viable reserves and carrying out successful drilling programs. The use of modern exploration technology, such as three-dimensional (3-D) seismic surveys, and risk analysis techniques mitigates risk. Shell’s diverse portfolio of exploration opportunities ranging from the subarctic Northwest Territories to offshore Eastern Canada also helps to reduce risk.

Finance
Financial exposure risks result from currency and interest rate fluctuations.

Currency risk arises from fluctuation in foreign currency rates relative to the Canadian dollar. The resulting effect on earnings depends on the level of activity involving foreign currency. Shell conducts some commodity transactions priced in non-Canadian currency, mainly U.S. dollars. Netting foreign cash flow transactions across operations each month reduces foreign currency risk. For large capital projects, Shell hedges foreign currency capital commitments.

Interest rate fluctuations affect interest expense. Throughout 2002, the Company’s debt was based on floating interest rates.

Shell uses risk control and risk financing techniques, including insurance, to protect Shell against losses due to accidents.

Health, Safety and Environment (HSE)
and Sustainable Development
HSE exposure presents critical risks for Shell. The application of standards, procedures, training programs, audits and performance monitoring helps to prevent or minimize these risks. Shell Canada uses a comprehensive HSE management system to manage hazards and effects. Assessing the economic, environmental and social aspects of its projects and activities helps Shell to protect the robustness of its business and its licence to operate.

Information Technology Systems Security
Internet technologies, work force mobility and sophisticated tools for remote access have increased risks to data and information security. Investments in skilled, dependable staff, infrastructure tools and systems management practices manage the risk.

OPERATING EARNINGS SENSITIVITIES (after-tax)	Increase (Decrease)

Resources
Natural gas	10-cent US increase per million Btu (Henry Hub)	$12 million
Condensate	$1 US increase per barrel (West Texas Intermediate)	$4 million
Bitumen	$1 US increase per barrel (West Texas Intermediate)	$2 million
Sulphur	$1 Cdn increase per tonne	$1 million
Foothills natural gas production	Increase of 10 mmcf/day	$6 million

Oil Products
Light oil sales margin	1/4-cent Cdn increase per litre	$23 million
Natural gas	10-cent US increase per million Btu (Henry Hub)	($3 million	)

Oil Sands
Crude oil	$1 US increase per barrel (West Texas Intermediate)	$25 million
Natural gas	10-cent US increase per million Btu (Henry Hub)	($2 million	)
Equity production	Increase of 1,000 bbl/day	$3 million

Shell Canada Exchange Rate (Total)	1-cent improvement in $Cdn vs. $US	($20 million	)

Corporate ■ Shell Canada Limited	39

HEALTH, SAFETY, ENVIRONMENT
AND SUSTAINABLE DEVELOPMENT
Shell Canada is committed to contributing to sustainable development through the integration of economic, environmental and social considerations in its business decision-making process. This requires the Company to understand and try to meet society’s expectations.

Health and Safety
Respecting and Safeguarding People
Shell Canada pursues the goal of no harm to people. So it was with profound regret that the Company experienced two worker fatalities in 2002.

Shell measures its health and safety performance by the frequency of employee and contractor incidents relative to hours worked. The total recordable injury frequency for employees and contractors in 2002 was 1.05 per 200,000 work-hours compared with 1.27 the previous year. In 2002, the total lost-time injury frequency for employees and contractors was 0.11 per 200,000 work-hours compared with 0.16 in 2001, and is the best ever recorded for Shell Canada. By comparison, the overall Canadian industry average for lost-time injury frequency (in 1998) was 2.62.

Shell Bridge over Talfourd Creek near
the Sarnia Manufacturing Centre is
an important part of the
community’s St. Clair River trail.

Brockville Lubricants Plant received the 2002 President’s Safety Award. This award recognizes the department or operating unit with the most outstanding safety performance and overall approach to safety management.

Brockville demonstrated excellence in safety performance, with exceptional worker involvement, innovation and ownership in addressing performance issues. The plant is a model of highly effective teams, committed to identifying and resolving potential safety hazards.

SAFETY PERFORMANCE

		Frequency of	Frequency of
	Lost-Time	Lost-Time	Total Recordable
	Injuries	Injuries	Injuries

2002

Employees	2	0.04	0.70

Contractors	22	0.13	1.16

Combined	24	0.11	1.05

2001

Employees	2	0.06	0.54

Contractors	23	0.18	1.48

Combined	25	0.16	1.27

40	Shell Canada Limited ■ Corporate

Protecting the Environment
Greenhouse Gas (GHG) Emissions Management
With the ratification of the Kyoto Protocol, Canada has set aggressive GHG reduction targets for the country. Shell Canada has been taking action on climate change for over a decade and is well positioned to participate in and respond to GHG policy development. Each business unit has developed its own GHG management plan, which considers Shell’s voluntary commitment and will help the Company respond to the emerging federal government policy for GHG management by industry.

Since achieving its 2000 target of stabilizing the GHG emissions for existing businesses at 1990 levels, Shell Canada has committed to a further six per cent reduction by 2008 for its 2000 base business. In 2002, the GHG emissions were approximately 240,000 tonnes below those in 2000.

For the fourth consecutive year, Shell Canada’s Voluntary Climate Change Action Plan Update to the Voluntary Challenge and Registry Inc. (VCR) gained the highest recognition for reporting status (gold).

The Shell Canada Climate Change Advisory Panel met twice in 2002. Panel members include Shell Canada’s president, a Shell International representative, and representatives of local communities as well as national and international environmental organizations. They provide input to Shell Canada’s strategy for managing climate change. This strategy, which was approved in September 2001, sets out the Company’s vision, plans and actions to manage Shell’s role in climate change.

The location of Shell’s Waterton field facilities underscores the importance of sound environmental management.

Managing Resources
Resources met its target to improve energy use by 1.6 per cent. Oil Products refineries continued their progress towards a target of five per cent energy efficiency improvement between 2000 and 2005.

Since the end of 2000, Shell Canada has purchased the output from three wind turbines in southern Alberta. While this is quite a small contribution to the Company’s total electricity requirement, it has been important to the consideration of opportunities for energy diversification. Shell’s business strategy includes exploring opportunities to develop, own and operate wind farms in Canada.

Health, Safety and Environment (HSE)
Management System
Shell Canada has a systematic approach to identifying and preventing or minimizing health, safety and environmental hazards and effects throughout its operations and activities. Since 2001, Shell Canada has been registered as an ISO 14001 company for all its key operating facilities. These include four natural gas plants, three oil refineries, two lubricants manufacturing plants, and one heavy oil production facility, plus well construction and geophysical operations. The environmental management systems for the Corporate and Resources business units are also ISO 14001 registered. ISO 14001 is a voluntary, internationally recognized standard that is applicable to various industries worldwide.

Corporate ■ Shell Canada Limited	41

TECHNOLOGY AND ASSET INTEGRITY
Technology experts provide technical and engineering support to secure the best possible performance from Shell’s assets and new business opportunities. This expertise enables Shell to operate its refineries, gas plants, oil sands plants and other facilities efficiently and safely, as well as reduce any potential impact on the environment. The availability and application of this technical expertise and the development of creative solutions to technical problems has saved money for the Company.

Access to the worldwide research and technical support capabilities of the Royal Dutch/Shell Group of Companies augments Shell Canada’s capabilities.

Asset integrity requires reviews of Shell’s management systems as well as HSE and technical integrity management audits of the Company’s facilities.

Piikani Elder Margaret Plain Eagle
shares her knowledge with
Shell Canada in an historical
resources impact assessment of a
proposed pipeline route.

e-BUSINESS
Shell Canada continued its successful deployment of applications and business processes where the speed and reach of the Internet could improve efficiency and cost-effectiveness while enhancing communication with customers, suppliers, partners, government and employees.

e-Business applications implemented in 2002 include:

■	a portal that provides a single information window for all Oil Sands locations, joint venture owners and business associates;

■	the sale of lubricants and bulk fuels on-line to Oil Products commercial customers;

■	on-line reporting of Resources production volumes to the Petroleum Registry of Alberta; and

■	a customer portal for on-line ordering, tracking, invoicing and reporting of Resources natural gas liquids.

COMMUNITY INVOLVEMENT
In support of Shell Canada’s commitment to the social dimension of sustainable development, the Company donated a total of $7.3 million to not-for-profit organizations across Canada. The funds supported environmental and educational programs as well as local communities where employees, retirees and marketing associates live and work.

For example, in 2002 Shell pledged more than $1.3 million to post-secondary education over a three-year period. One such pledge of $100,000 was to the Lambton College Targets Excellence in Education campaign. Campaign funds will be used to upgrade and renovate the college to ensure it remains a leader in education in the Sarnia-Lambton area of Ontario. The college will apply Shell’s donation to the area of chemical production technology. In addition to financial support, Shell’s Sarnia Manufacturing Centre continues to provide cooperative education opportunities for Lambton College students.

42	Shell Canada Limited ■ Corporate

Combining protection of biodiversity with a 2002 summer employment program for university and college students, Shell Canada partnered with the Nature Conservancy of Canada (NCC) in a new initiative called the Shell Conservation Internship program. Through this program, the NCC hired 16 students of environmental sciences at universities and colleges across Canada to conduct stewardship work on its properties. At the end of their work term, the students joined Shell executives and staff for a two-day workshop on conservation, sustainable development, and renewable energy and fossil fuels.

The 12-year-old Shell Environmental Fund (SEF) continued to support innovative environmental projects in 2002. Since its inception in 1990, the SEF has granted $9.4 million to more than 3,400 community projects, such as habitat restoration, energy conservation, waste reduction, recycling, trail building and educational initiatives.

Meherzad Romer is a student who
took part in the Shell Conservation
Internship Program.

individual frogs from existing breeding populations in southern Alberta to other areas. And in Ontario, the Uxbridge Public School purchased a small demonstration solar- and wind-powered electric system with funds from an SEF grant. The system enabled conversion of an unused portable classroom into a science laboratory and greenhouse, which was opened in September 2002.

The Company matched the money raised by employees and retirees for donations totalling $2.6 million

In 2002, one SEF grant to the Alberta Conservation Association of Caroline, Alberta, helped to reintroduce the northern leopard frog into areas from which it has disappeared. Once found throughout central and southern Alberta, this species of amphibian is officially designated “threatened” under Alberta’s Wildlife Act. Employees from Shell’s Caroline complex near Sundre helped to move

The Shell Community Service Fund (CSF) continues to support the growing volunteer efforts of the Company’s employees, retirees and marketing partners. In 2002, the CSF awarded $430,000 to more than 300 community organizations with which Shell people volunteer.

Shell Canada again conducted United Way campaigns across the country. The Company matched the money raised by employees and retirees for donations totalling $2.6 million. The Calgary and area campaign broke Shell’s 2001 record with a donation of just over $2 million and included 278 Leaders of the Way, who contributed $1,000 or more. Approximately 930 volunteers gave 4,700 hours to support United Way agencies in their communities through Days of Caring.

Corporate ■ Shell Canada Limited	43

HUMAN RESOURCES DEVELOPMENT
Shell Canada’s commitment to building a positive reputation based on sustainable development and a framework of ethical business principles helps the Company to attract and retain motivated and highly skilled employees. Shell actively encourages all its employees to embrace diversity and, in 2002, published its first annual diversity report. Shell also fosters mutual respect and strives to treat people fairly on the basis of merit. The Company’s Ombuds office is a valuable resource in support of these efforts.

Another important goal is to train, develop and reward employees appropriately. Shell provides a wide variety of local, in-house opportunities for training and development, including world-class technical and leadership development programs through the Royal Dutch/Shell Group of Companies. Employees are encouraged to manage their careers using a career development system, which includes coaching, career and skills discussions, and open job posting.

Marty Ouellette is a rotating
craft mechanic at Shell’s
Waterton Complex.

The annual employee survey, which incorporates upward appraisal, helps to identify employee concerns. It provides management the opportunity to continuously improve the work environment. Employee participation in the annual survey increased again from 77 per cent response rate in 2001 to 82 per cent in 2002. Overall survey results also showed improvement; in 2002, 77 per cent of employees gave the Company a “favourable” score, up one percentage point from 2001. The survey results are benchmarked against other companies both within and outside the oil and gas industry.

Selected from 47,000 organizations, Shell Canada will appear in Canada’s Top 100 Employers for the third consecutive year. And, for the first time, a national business magazine has placed Shell among the 50 Best Companies to Work For in Canada.

A company-wide performance management system aligns individual activities with the overall corporate direction. Employees share in the Company’s success through a results pay system based on a scorecard. The scorecard covers a range of financial performance measures, including competitive ranking. It also includes Shell’s relationship with its customers and overall reputation as well as health, safety, environment and sustainable development. In addition, management compensation is now linked to specific objectives relating to the attraction and retention of employees. By the end of 2002, 1,410 employees, or more than 35 per cent of the workforce, were participating in the Employee Share Purchase Plan introduced in 2001 as an additional incentive for employees to become involved in the fortunes of the Company.

The Company regularly reviews and improves its leadership succession and development planning processes. The senior management team takes steps to equip tomorrow’s leaders with the skills and experience necessary for them to meet future business challenges.

44	Shell Canada Limited ■ Corporate

■ MANAGEMENT’S REPORT

To the Shareholders of Shell Canada Limited

The management of Shell Canada Limited is responsible for the preparation of all information included in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management’s informed judgments and estimates. Financial information included elsewhere in this Annual Report is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Management believes that this system of internal control has operated effectively for the year ended December 31, 2002.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee is composed of independent directors who are not employees of the Corporation. The committee reviews the financial content of the Annual Report and meets regularly with management, internal audit and PricewaterhouseCoopers LLP to discuss internal controls, accounting, auditing and financial matters. The committee recommends the appointment of the external auditors. The committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Timothy W. Faithfull President and Chief Executive Officer	Steinar Støtvig Chief Financial Officer	Matthew B. Haney Controller

January 31, 2003

Management’s Report ■ Shell Canada Limited	45

■ AUDITOR’S REPORT

To the Shareholders of Shell Canada Limited

We have audited the consolidated balance sheets of Shell Canada Limited as at December 31, 2002, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta

January 31, 2003

46	Shell Canada Limited ■ Auditor’s Report

■   CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

Year ended December 31 ($ millions)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)
REVENUES
Sales and other operating revenues	7 232	7 658	8 100	5 286	4 449
Dividends, interest and other income	82	72	89	93	57

Total revenues	7 314	7 730	8 189	5 379	4 506

EXPENSES
Purchased crude oil, petroleum products and other merchandise	4 661	4 627	5 166	3 205	2 372
Operating, selling and general	1 222	1 104	1 086	1 053	1 039
Exploration	123	81	42	70	57
Depreciation, depletion, amortization and retirements	390	318	366	254	265
Interest on long-term debt	19	5	44	49	69
Other interest and financing charges	30	12	17	(35)	57

Total expenses	6 445	6 147	6 721	4 596	3 859

Asset sales and rationalization	—	—	—	367	—

EARNINGS
Earnings before income tax	869	1 583	1 468	1 150	647

Current income tax	135	472	607	369	165
Future income tax	173	101	(2)	103	52

Total income tax (Note 4)	308	573	605	472	217

Earnings	561	1 010	863	678	430

Per Common Share (dollars) (Note 13)
Earnings — basic	2.03	3.67	3.06	2.35	1.48
Earnings — diluted	2.02	3.65	3.05	2.34	1.48

RETAINED EARNINGS
Balance at beginning of year	4 268	3 478	3 357	2 889	2 690
Implementation of accounting standard (Note 4)	—	—	(61)	—	—
Earnings	561	1 010	863	678	430

	4 829	4 488	4 159	3 567	3 120
Common Shares buy-back (Note 3)	—	—	466	2	22
Dividends	221	220	215	208	209

Balance at end of year	4 608	4 268	3 478	3 357	2 889

Consolidated Financial Statements ■ Shell Canada Limited	47

■   CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31 ($ millions)	2002	2001	2000	1999	1998
			(restated)	(restated)	(restated)
CASH FROM OPERATING ACTIVITIES
Earnings	561	1 010	863	678	430
Exploration	123	81	42	70	57
Non-cash items
Depreciation, depletion, amortization and retirements	390	318	366	254	265
Asset sales and rationalization	—	—	—	(367)	—
Current tax related to major property disposal	—	—	—	155	—
Future income tax	173	101	(2)	103	52
Other items	(20)	(15)	(14)	(98)	41

Cash flow from operations	1 227	1 495	1 255	795	845
Movement in working capital and other from operating activities	186	178	76	227	(301)

	1 413	1 673	1 331	1 022	544

CASH INVESTED
Capital and exploration expenditures	(2 289)	(2 027)	(1 153)	(715)	(796)
Movement in working capital from investing activities	(67)	(60)	188	21	16

	(2 356)	(2 087)	(965)	(694)	(780)
Proceeds on disposal of properties, plant and equipment	3	59	16	951	253
Investments, long-term receivables and other	(87)	(42)	(28)	26	(85)

	(2 440)	(2 070)	(977)	283	(612)

CASH FROM FINANCING ACTIVITIES
Common Shares buy-back (Note 3)	—	—	(490)	(2)	(24)
Proceeds from exercise of Common Share stock options	10	5	5	4	1
Dividends paid	(221)	(220)	(215)	(208)	(209)
Long-term debt and other	804	(377)	49	(375)	6
Short-term financing	459	212	—	—	—

	1 052	(380)	(651)	(581)	(226)

Increase (decrease) in cash	25	(777)	(297)	724	(294)
Cash at beginning of year	(25)	752	1 049	325	619
Cash at end of year[1]	—	(25)	752	1 049	325

Supplemental disclosure of cash flow information
Dividends received	15	11	13	46	21
Interest received	35	21	50	13	27
Interest paid	45	33	43	52	67
Income tax paid	285	692	559	162	464

1Cash comprises cash and highly liquid short-term investments less bank overdraft.

48	Shell Canada Limited ■ Consolidated Financial Statement

■   CONSOLIDATED BALANCE SHEET

As at December 31 ($ millions)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)
ASSETS
Current assets
Cash and short-term investments	—	(25)	752	299	325
Loan to SPCO (Note 10)	—	—	—	750	—
Accounts receivable	497	415	1 119	889	627
Inventories Crude oil, products and merchandise	440	473	440	464	545
Materials and supplies	75	57	47	49	49
Prepaid expenses	93	159	157	121	122

	1 105	1 079	2 515	2 572	1 668

Investments, long-term receivables and other	414	305	255	219	198
Properties, plant and equipment (Note 2)	7 836	6 075	4 496	3 783	3 946

Total assets	9 355	7 459	7 266	6 574	5 812

LIABILITIES
Current liabilities
Short-term borrowings	671	212	—	—	—
Accounts payable and accrued liabilities	1 223	1 012	1 346	916	656
Income and other taxes payable	115	211	404	391	10
Current portion of site restoration and other long-term obligations	19	21	20	21	21
Current portion of long-term debt	402	2	450	2	367

	2 430	1 458	2 220	1 330	1 054
Site restoration and other long-term obligations (Note 7)	193	195	205	183	188
Long-term debt (Note 6)	523	119	51	448	495
Future income tax	1 132	959	857	783	717

Total liabilities	4 278	2 731	3 333	2 744	2 454

Commitments and contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Capital stock (Note 3)
100 4% Preference Shares	1	1	1	1	1
275 908 290 Common Shares (2001 — 275 514 500;2000 — 275 274 286)	468	459	454	472	468

	469	460	455	473	469
Retained earnings	4 608	4 268	3 478	3 357	2 889

Total shareholders’ equity	5 077	4 728	3 933	3 830	3 358

Total liabilities and shareholders’ equity	9 355	7 459	7 266	6 574	5 812

The consolidated financial statements have been approved by the Board of Directors.

Timothy W. Faithfull Director	Robert T. Stewart Director

Consolidated Financial Statements ■ Shell Canada Limited	49

■ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shell Canada’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

The Corporation’s major accounting policies are summarized as follows:

■    1.  ACCOUNTING POLICIES

           PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Shell Canada Limited and its subsidiary companies. The financial statements reflect the Corporation’s proportionate interests in joint ventures.

           INVENTORIES

Inventories of crude oil, products and merchandise are stated at the lower of cost, applied on the Last-In, First-Out (LIFO) basis, or net realizable value. Materials and supplies are stated at the lower of cost or estimated useful value.

           INVESTMENTS

Investments in companies over which Shell Canada exercises significant influence are accounted for using the equity method. Accordingly, the book value of the investment in such companies equals the original cost of the investment, plus Shell Canada’s share of earnings since the investment date, less dividends received. Other long-term investments are recorded at cost. Short-term investments are carried at the lower of cost or market value and are highly liquid securities with a maturity of three months or less when purchased.

           EXPLORATION AND DEVELOPMENT COSTS

The Corporation follows the successful efforts method of accounting for exploration and development activities. Under this method, acquisition costs of resource properties are capitalized. Exploratory drilling costs are initially capitalized and costs relating to wells subsequently determined to be unsuccessful are charged to earnings. Other exploration costs are charged to earnings. All development costs are capitalized.

           DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation and depletion on resource and mining assets are provided on the unit-of-production basis. Land and lease costs relating to producing properties and costs of gas plants are depleted and depreciated over remaining proved reserves. Resource and mining development costs are depleted and depreciated over remaining proved developed reserves. A valuation allowance for unproved properties is provided through amortization of costs; the amortization rate is determined in accordance with experience. Costs relating to refinery, upgrader, distribution, marketing and non-resource assets are depreciated on the straight-line basis over each asset’s estimated useful life.

           SITE RESTORATION

Estimated site restoration costs are provided for on either the unit-of-production or the straight-line basis over the useful life of the related assets. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Provision is being made for site restoration costs that the Corporation expects to incur within the foreseeable future and that can be reasonably estimated.

           INTEREST

Interest costs are expensed as incurred.

           REVENUES

Revenues are recognized upon delivery. Inter-segment sales, which are accounted for at estimated market-related values, are included in revenues of the segment making the transfer. On consolidation, such inter-segment sales and any associated estimated profits in inventory are eliminated.

           ROYALTIES AND MINERAL TAXES

All royalty entitlements and mineral taxes are reflected as reductions in sales and other operating revenues.

50	Shell Canada Limited ■ Notes to Consolidated Financial Statements

           EMPLOYEE FUTURE BENEFITS

The costs of pension and other retirement benefits are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at a market-related value. The excess of the net actuarial gain or loss over 10 per cent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

           FOREIGN CURRENCY TRANSLATION

Monetary items are translated to Canadian dollars at rates of exchange in effect at the end of the period. The gains and losses on the translation of foreign denominated monetary items are charged to earnings.

           FINANCIAL INSTRUMENTS

Financial instruments including cash, marketable securities and short-term borrowings are recorded at historical cost.

           DERIVATIVE INSTRUMENTS

The Company uses derivative instruments in the management of its foreign currency, interest rate and commodity price exposures. The Company does not use derivative instruments for speculative purposes.

Foreign exchange contracts are used to hedge certain foreign purchases and sales. Those foreign transactions are recorded in the financial statements in Canadian dollars at the rate specified in the forward contract. Exchange gains and losses on the contracts offset the gains and losses on the initial transaction.

Interest rate swaps are used to manage interest rate exposure. Differentials under interest rate swap arrangements are recognized by adjustments to interest expense.

Energy futures are used to reduce exposure to price fluctuations in some contractual energy purchases and sales. Any gain or loss on these transactions is applied to the cost of the products purchased or sold.

           STOCK-BASED COMPENSATION PLANS

     The Corporation has a stock-based compensation plan, which is described in Note 3. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

           USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in the preparation of these financial statements include the estimate of proved oil and gas reserves, site restoration and employee future benefits.

           CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Corporation adopted the new Canadian accounting standard for foreign currency translation, which eliminates the deferral and amortization of translation gains and losses. The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact on 2002 earnings was nil (2001 — nil; 2000 — $5 million increase). Opening retained earnings for 2000 were decreased by $5 million.

           RECLASSIFICATION

Certain information provided for prior years has been reclassified to conform to the current presentation.

Notes to Consolidated Financial Statements ■ Shell Canada Limited	51

■    2.  SEGMENTED INFORMATION

The operating segments are those adopted by senior management of the Corporation to determine resource allocations and assess performance. In all material respects, the segmented information is applied consistently in accordance with the Corporation’s significant accounting policies. The Corporation’s revenues are attributed principally to Canada where all of its major properties, plants and equipment are located.

Segmented financial results and properties, plant and equipment data are reported as if the segments were separate entities.

EARNINGS ($ millions)

	TOTAL			RESOURCES
2002	2001	2000		2002	2001	2000

		(restated)
867	1 260	988	Natural gas	867	1 260	988
530	619	757	Natural gas liquids	530	619	757
77	36	42	Crude oil and bitumen	74	36	42
(234)	(371)	(337)	Royalties	(234)	(371)	(337)
2 848	2 885	3 025	Gasolines	—	—	—
1 984	2 157	2 434	Middle distillates	—	—	—
921	858	1 018	Other products	26	(6)	76
321	286	262	Other revenues	39	40	5
—	—	—	Inter-segment sales	82	67	69

7 314	7 730	8 189	Total revenues	1 384	1 645	1 600

			Purchased crude oil, petroleum
4 661	4 627	5 166	products and other merchandise	—	—	—
—	—	—	Inter-segment purchases	104	143	151
1 222	1 104	1 086	Operating, selling and general	324	277	275
123	81	42	Exploration	123	81	42
			Depreciation, depletion, amortization
390	318	366	and retirements	224	172	189
19	5	44	Interest on long-term debt	—	—	—
30	12	17	Other interest and financing charges	—	—	—

6 445	6 147	6 721	Total expenses	775	673	657

869	1 583	1 468	Earnings (loss) before income tax	609	972	943

135	472	607	Current income tax	215	409	362
173	101	(2)	Future income tax	7	(37)	45

308	573	605	Total income tax	222	372	407

561	1 010	863	Earnings (loss)	387		536

52	Shell Canada Limited ■ Notes to Consolidated Financial Statements

The Corporation has the following segments:

Resources includes exploration, production and marketing activities for natural gas, natural gas liquids, bitumen, crude oil and sulphur.

Oil Sands includes mining and extraction of bitumen, upgrading of bitumen to synthetic crude oils and marketing of products.

Oil Products includes the manufacturing, distribution and selling of the Corporation’s refined petroleum products.

Corporate includes controllership, financing, administration and general corporate facility management.

OIL SANDS			OIL PRODUCTS			CORPORATE
2002	2001	2000	2002	2001	2000	2002	2001	2000

								(restated)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
3	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	2 848	2 885	3 025	—	—	—
—	—	—	1 984	2 157	2 434	—	—	—
—	—	—	895	864	942	—	—	—
—	—	—	236	191	188	46	55	69
—	—	—	108	143	151	—	—	—

3	—	—	6 071	6 240	6 740	46	55	69

(1)	—	—	4 665	4 627	5 166	(3)	—	—
1	—	—	82	67	69	3	—	—
3	—	—	868	803	783	27	24	28
—	—	—	—	—	—	—	—	—
1	—	—	164	148	176	1	(2)	1
—	—	—	—	—	—	19	5	44
—	—	—	—	—	—	30	12	17

4	—	—	5 779	5 645	6 194	77	39	90

(1)	—	—	292	595	546	(31)	16	(21)

(193)	(33)	(6)	134	95	269	(21)	1	(18)
197	33	6	(40)	99	(63)	9	6	10

4	—	—	94	194	206	(12)	7	(8)

(5)	—	—	198	401	340	(19)	9	(13)

Notes to Consolidated Financial Statements ■ Shell Canada Limited	53

■    2.  SEGMENTED INFORMATION (continued)

CASH FLOW ($ millions)

	TOTAL			RESOURCES
2002	2001	2000		2002	2001	2000

		(restated)
1 227	1 495	1 255	Cash flow from operations	740	812	808
			Movement in working capital and
186	178	76	other from operating activities	(33)	(99)	(206)

1 413	1 673	1 331	Cash from operating activities	707	713	602

(2 289)	(2 027)	(1 153)	Capital and exploration expenditures	(389)	(366)	(254)
			Movement in working capital
(67)	(60)	188	from investing activities	(7)	30	37

(2 356)	(2 087)	(965)		(396)	(336)	(217)
(84)	17	(12)	Other cash invested	(19)	35	7
1 052	(380)	(651)	Cash from financing activities	(3)	1	4

25	(777)	(297)	Increase (decrease) in cash	289	413	396

CAPITAL EMPLOYED ($ millions except as noted)

	TOTAL			RESOURCES
2002	2001	2000		2002	2001	2000

12 382	10 289	8 478	Properties, plant and equipment at cost	4 405	4 153	3 954
			Accumulated depreciation, depletion
4 546	4 214	3 982	and amortization	2 226	2 015	1 893

7 836	6 075	4 496	Net properties, plant and equipment	2 179	2 138	2 061
(1 162)	(1 014)	(63)	Other assets less other liabilities	(454)	(542)	(653)

6 674	5 061	4 433	Capital employed	1 725	1 596	1 408

			Return on average capital
10.1	21.5	20.4	employed (%) [1]	23.3	39.9	38.7

1Return on average capital employed (ROACE) is earnings plus after-tax interest expense divided by the average of opening and closing capital employed for the 12 months to December 31. Capital employed is a total of equity, long-term debt and short-term borrowings.

54	Shell Canada Limited ■ Notes to Consolidated Financial Statements

OIL SANDS			OIL PRODUCTS			CORPORATE
2002	2001	2000	2002	2001	2000	2002	2001	2000

								(restated)

193	33	6	303	637	429	(9)	13	12

(193)	—	—	297	165	(60)	115	112	342

—	33	6	600	802	369	106	125	354

(1 460)	(1 313)	(606)	(433)	(343)	(279)	(7)	(5)	(14)
(38)	(66)	151	(22)	(24)	—	—	—	—

(1 498)	(1 379)	(455)	(455)	(367)	(279)	(7)	(5)	(14)
(14)	(4)	14	(77)	(6)	22	26	(8)	(55)
—	3	2	8	3	11	1 047	(387)	(668)

(1 512)	(1 347)	(433)	76	432	123	1 172	(275)	(383)

OIL SANDS			OIL PRODUCTS			CORPORATE
2002	2001	2000	2002	2001	2000	2002	2001	2000

3 520	2 083	770	4 363	3 963	3 656	94	90	98
2	—	—	2 255	2 137	2 025	63	62	64

3 518	2 083	770	2 108	1 826	1 631	31	28	34
(138)	(172)	(206)	(195)	(37)	187	(375)	(263)	609
(138)	(172)	(206)	(195)	(37)	187	(375)	(263)	609

3 380	1 411	564	1 913	1 789	1 818	(344)	(235)	643

—	—	—	10.7	22.2	19.6	—	—	—

Notes to Consolidated Financial Statements ■ Shell Canada Limited	55

■    3.  CAPITAL STOCK AND STOCK-BASED COMPENSATION

Shell Canada Limited carries on business under the Canada Business Corporations Act. Common Shares are without nominal or par value and are authorized in unlimited number.

The holder of the four per cent Preference Shares receives fixed, cumulative dividends of $40,000 per annum. The Preference Shares may be redeemed at the amount paid up thereon plus accrued dividends.

Under the Long-Term Incentive Plan, the Company may grant options to executives and other employees. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the maximum term of an option is 10 years. Options may not be exercised during the one-year period following the date of grant, after which time one-third of the options may be exercised in each of the next three years on a cumulative basis. For executives, 50 per cent of the options are based on the Company’s Total Shareholder Return (TSR). For the option to vest, the TSR must exceed the average TSR of the Corporation’s comparator group at the end of the three-year period after being granted. If the Corporation’s TSR does not meet the target, the Long-Term Incentive Subcommittee may determine, in its sole discretion, that all or a portion of the options granted shall vest. If the options vest, they must be exercised within seven years of the date of vesting.

At December 31, 2002, the Company had 8,746,667 shares reserved to meet outstanding options for the purchase of Common Shares.

Effective January 1, 2002, the Corporation adopted the new Canadian accounting standard for stock-based compensation plans. The new standard has been applied prospectively and the financial statements have not been restated. No expense related to the stock compensation plan is included in earnings.

In 2002, the Company granted 1,567,000 options with an exercise price of $44.70. The fair value of the options granted in 2002 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.42 per cent, expected life of five years, volatility of 22.1 per cent and a dividend yield of 1.9 per cent.

Had the Company included the effects of stock-based compensation in earnings for 2002, after-tax earnings and basic earnings per share would have decreased by $8 million to $553 million or by $0.03 to $2.00, respectively. No effect was included for awards granted prior to January 1, 2002.

On May 10, 2000, the Company initiated a normal course issuer bid for up to five per cent of its outstanding Common Shares. The bid was terminated on September 18, 2000, at which time 14,358,509 shares, five per cent, had been repurchased at an average price of $34.02, for a total cost of $489 million. Shell Investments Limited (SIL), a related company as described on page 77 of this report, owns approximately 78 per cent of the outstanding Common Shares of Shell Canada Limited, and participated in the share purchase program. SIL sold 11,199,552 Shell Canada Limited Common Shares, maintaining its existing ownership interest.

An earlier normal course issuer bid, which commenced August 17, 1999, was terminated May 4, 2000, concurrent with the announcement of the May 10, 2000 bid. Under the terminated bid, Shell purchased 110,100 shares at an average price of $29.78, for a total cost of $3 million, which includes $1 million of shares purchased in 2000.

COMMON SHARES	2002		2001		2000

	Shares	Dollars	Shares	Dollars	Shares	Dollars

Balance at the beginning of the year	275 514 500	458 793 830	275 274 286	453 599 996	289 377 839	472 170 047
Activity during the year
Options exercised	393 790	8 972 144	240 214	5 193 834	287 056	5 015 731
Normal course issuer bid	—	—	—	—	(14 390 609)	(23 585 782)

Balance at year-end	275 908 290	467 765 974	275 514 500	458 793 830	275 274 286	453 599 996

56	Shell Canada Limited ■ Notes to Consolidated Financial Statements

A summary of the status of the Company’s stock option plans as at December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

STOCK OPTIONS	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
	(thousands)	(dollars)	(thousands)	(dollars)	(thousands)	(dollars)

Outstanding at the beginning of the year	3 616	28.48	2 560	23.71	2 059	19.95
Granted	1 567	44.70	1 311	36.50	801	31.20
Exercised	(394)	22.78	(240)	21.61	(287)	17.47
Forfeited	(12)	39.73	(15)	32.01	(13)	26.53

Outstanding at year-end	4 777	34.22	3 616	28.48	2 560	23.71

Options exercisable at year-end	1 958		1 587		1 114

Stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise Price	Number	Exercise Price
Exercise Price	Outstanding	Life (years)	(dollars)	Exercisable	(dollars)

$10 to $18	351 750	3.2	15.52	351 750	15.52
$18 to $26	889 036	5.6	22.54	889 036	22.54
$26 to $34	734 766	7.1	31.20	371 605	31.20
$34 to $45	2 801 411	8.6	41.07	345 779	36.50

$10 to $45	4 776 963	7.4	34.22	1 958 170	25.39

Notes to Consolidated Financial Statements ■ Shell Canada Limited	57

■ 4. INCOME TAX

The income tax provisions included in the determination of earnings are developed by applying Canadian federal and provincial statutory tax rates to pretax earnings, with adjustments as set out in the table below.

Effective January 1, 2000, the Company adopted the new Canadian accounting standard for income taxes. The Corporation adopted this standard retroactively without restating financial statements for prior periods. The effect, on the balance sheet, of the new recommendation was to increase the future income tax liability and decrease retained earnings by $61 million. The effect on net income for the period ended December 31, 2000, is not material.

The future income tax liability is substantially all related to the excess carrying value of property, plant, and equipment over the associated tax basis.

The Corporation has $165 million in capital losses for which no future income tax benefit has been recognized.

($ millions except as noted)	2002	2001	2000

			(restated)
Earnings before income tax	869	1 583	1 468
Basic corporate tax rate (%)	40.8	42.2	43.9

Income tax at basic rate	355	667	644

Increase (decrease) resulting from:
Crown royalties and other payments to provinces	83	132	123
Resource allowance and other abatement measures	(99)	(146)	(137)
Manufacturing and processing credit	(14)	(30)	(32)
Changes in income tax rates	(17)	(33)	–
Other, including revisions in previous tax estimates	–	(17)	7

Total	308	573	605

■ 5. TAXES, ROYALTIES AND OTHER

The following amounts were included in the determination of earnings:

($ millions)	2002	2001	2000

			(restated)
Items reported separately:
Income tax	308	573	605
Items included in sales and other operating revenues and in operating, selling and general expenses:
Crown royalties and mineral taxes	193	303	274
Royalties paid to private leaseholders	41	68	63
Other taxes	51	49	53
Research and development expense	6	5	7

Total	599	998	1 002

58	Shell Canada Limited ■ Notes to Consolidated Financial Statements

■ 6.  LONG-TERM DEBT

($ millions)	Issued	Maturity	2002	2001	2000

Debentures
8 7/8% ($300 US)		2001	—	—	448
Medium-Term Notes
Floating rate note[1]	Feb 14, 2002	Dec 15, 2003	250	—	—
Floating rate note[1]	Mar 22, 2002	Mar 15, 2004	140	—	—
Floating rate note	Mar 22, 2002	Jun 15, 2004	105	—	—
Floating rate note[1]	Sep 24, 2002	Sep 24, 2003	150	—	—
Floating rate note	Sep 24, 2002	Sep 24, 2004	100	—	—
Capital leases		varying dates	180	121	53

			925	121	501
Included in current liabilities			(402)	(2)	(450)

Total			523	119	51

[1]	These floating rate note issues may be extended, at the holder’s option, for an additional one-year term.

Under the Medium-Term Note (MTN) Shelf Prospectus filed in December 2001, the Corporation issued five tranches of floating rate notes. In the first quarter of 2002, three tranches of floating rate notes totalling $495 million were issued. On August 9, 2002, the short-form MTN Shelf Prospectus was amended, increasing the aggregate principal amount of unsecured medium-term notes that may be offered under the Prospectus from $500 million to $1 billion. Subsequent to the amendment in the third quarter of 2002, two additional tranches totalling $250 million of floating rate notes were issued. Interest on the floating rate notes is paid quarterly at rates that range from 10 to 17 basis points above the three-month Canadian Dollar Offer Rate.

Capital leases include $175 million of incurred costs related to the hydrogen manufacturing unit, which will be used in connection with the Athabasca Oil Sands Project.

Repayments of obligations necessary during the next five years are as follows:

$402 million in 2003
$347 million in 2004
$1 million in 2005
$1 million in 2006
$1 million in 2007

■ 7.  SITE RESTORATION AND OTHER LONG-TERM OBLIGATIONS

($ millions)	2002	2001	2000

Site restoration[1]	66	68	78
Other employee future benefits	121	113	105
Other obligations	25	35	42

	212	216	225
Included in current liabilities	(19)	(21)	(20)

Total	193	195	205

[1]	Site restoration expenditures for 2002 were $8 million (2001 — $16 million; 2000 — $11 million).

Notes to Consolidated Financial Statements ■ Shell Canada Limited	59

■ 8. FINANCIAL INSTRUMENTS

	Notional Fair Value[1]			Unrealized Gain (Loss) [2]
($ millions)	2002	2001	2000	2002	2001	2000

Commodity contracts	80	20	278	1	(19)	(59)
Foreign exchange contracts	11	44	475	—	1	2

	Notional Fair Value[1]			Carrying Value
($ millions)	2002	2001	2000	2002	2001	2000

Interest rate swaps	—	—	—	—	—	—
Long-term debt[3]	745	—	510	745	—	500

[1]	Notional fair value is the product of the contract volume and the mark-to-market forward price. Purchase and sales positions have not been offset. Amounts disclosed represent the sum of the absolute values of the positions. The reported amounts of financial instruments such as cash equivalents, marketable securities and short-term debt approximate fair value.

[2]	Unrealized gain or loss represents the gain or loss the Corporation would incur if the contract was liquidated at December 31.

[3]	Long-term debt includes the current portion.

The Corporation uses commodity contracts to reduce the risk of price fluctuations of some commodities. Over-the-counter contracts with terms generally no longer than one year are used. At December 31, commodity contracts outstanding were:

	2002		2001		2000

($ millions except as noted)	Face Value	Volume[4]	Face Value	Volume[4]	Face Value	Volume[4]

Crude oil and refined products commitments	79	1 683	6	294	5	164
Natural gas commitments	—	—	—	—	116	18
Electricity commitments	—	3	33	356	65	711

[4]	Crude oil and refined product volumes are expressed as thousands of barrels, natural gas volumes as billions of cubic feet and electricity is denoted in thousands of megawatt hours.

A portion of the Corporation’s cash flow is in U.S. dollars. The U.S. dollar receipts are less than U.S. dollar disbursements primarily due to the cost of foreign crude cargoes exceeding U.S. dollar-denominated product sales. The resulting net shortage of U.S. dollars is funded through U.S. dollar spot, forward and swap contracts. These instruments generally mature in less than 30 days. U.S. dollar requirements for significant capital projects and some marketing transactions are funded through forward contracts with maturities generally of less than one year.

Non-performance by the other parties to the financial instruments exposes the Corporation to credit loss. The counterparties are domestic and international banks and corporations, all with credit ratings of “A” or better. There is no significant concentration of credit risk and Shell does not anticipate non-performance by the counterparties.

60	Shell Canada Limited ■ Notes to Consolidated Financial Statements

■ 9. EMPLOYEE FUTURE BENEFITS

Employees initially participate in the defined contribution segment of the Corporation’s pension plan. After meeting certain service requirements, employees can elect to participate in the defined benefit segment of the pension plan. Benefits from this segment are Company-paid and are based on years of service and final average earnings. In addition to the pension plan, life insurance and supplementary health and dental coverage benefits are provided to retirees.

ACCRUED BENEFIT OBLIGATION ($ millions)	2002		2001		2000

	Pension	Other	Pension	Other	Pension	Other
	Benefit	Benefit	Benefit	Benefit	Benefit	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Accrued benefit obligation as at January 1	1 730	150	1 548	135	1 416	132
Current service cost	27	2	24	2	22	1
Interest cost	112	10	98	9	101	9
Actuarial loss	58	1	74	(3)	127	(1)
Benefits paid	(123)	(7)	(120)	(7)	(118)	(6)
Change in assumption	5	7	106	14	–	–

Accrued benefit obligation as at December 31	1 809	163	1 730	150	1 548	135

Included in the above are unfunded obligations for the supplemental pension plan of $105 million (2001 – $92 million; 2000 – $68 million) and $30 million (2001 – $32 million; 2000 – $33 million) for the spousal pension plan.

PLAN ASSETS ($ millions)	2002		2001		2000

Plan assets as at January 1	1 786	–	1 944	–	1 907	–
Actual return on plan assets	(67)	–	(49)	–	139	–
Employer contributions	33	7	8	7	7	6
Employee contributions	2	–	2	–	2	–
Transfers	22	–	5	–	14	–
Benefits paid	(123)	(7)	(120)	(7)	(118)	(6)
Expenses	(5)	–	(4)	–	(7)	–

Fair value as at December 31	1 648	–	1 786	–	1 944	–

Funded status – surplus (deficit)	(161)	(163)	56	(150)	396	(135)
Unamortized net (gain) losses	710	15	474	16	114	(1)
Unamortized transitional (asset) obligation[1]	(215)	27	(251)	30	(287)	33

Accrued benefit asset (obligation)	334	(121)	279	(104)	223	(103)

1 Unrecorded assets are amortized over the expected average remaining service life of employees, which is currently nine years (2001 – nine years;2000 – nine years).

Notes to Consolidated Financial Statements ■ Shell Canada Limited	61

■ 9. EMPLOYEE FUTURE BENEFITS (continued)

(INCOME) EXPENSE ($ millions)	2002		2001		2000

	Pension	Other	Pension	Other	Pension	Other
	Benefit	Benefit	Benefit	Benefit	Benefit	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Current service cost	27	2	24	2	22	2
Employee contributions	(2)	–	(2)	–	(2)	–
Interest cost	112	10	98	9	101	9
Expected return on plan assets	(145)	–	(143)	–	(132)	–
Amortization of transitional (asset) obligation	(36)	3	(36)	3	(36)	3
Amortization of net actuarial loss	16	–	–	–	–	–

Net (income) expense for plans	(28)	15	(59)	14	(47)	14
Defined contribution plan	11	–	10	–	–	–

Total	(17)	15	(49)	14	(47)	14

ASSUMPTIONS (per cent)	2002		2001		2000

Discount rate	6.6	6.6	6.6	6.6	6.5	6.5
Long-term rate of return on plan assets	8.0	–	8.0	–	7.5	–
Rate of compensation growth	3.1	3.1	3.5	3.5	3.0	3.0

For the purpose of measuring the expected cost of other benefit plans, a 10 per cent annual rate of increase in the per-capita cost of covered health care benefits was assumed for 2002, decreasing each year to a rate of four per cent in 2007 and thereafter.

■ 10. TRANSACTIONS WITH AFFILIATED COMPANIES

Shell Canada, in the course of its regular business activities, has routine transactions with affiliates. Such transactions are at commercial rates. The following transactions occurred with Shell International Trading Company and other affiliates of the Royal Dutch/Shell Group of Companies as at December 31:

($ millions)	2002	2001	2000

Purchases of crude oil, petroleum products and chemicals	1 854	1 802	2 032
Amounts payable in respect of such purchases	220	84	141
Sale of natural gas, petroleum products and chemicals	1 154	1 400	1 308
Amounts receivable in respect of such sales	133	99	200

The only material product purchase is crude oil, which comprises 94 per cent of total affiliated company purchases.

In December 2002, Shell Canada completed a non-recurring transaction with Shell Global Solutions International B.V. regarding the global Oil Products manufacturing cost sharing agreement. This transaction resulted in a $19 million after-tax gain.

Shell Investments Limited (SIL) is a wholly owned subsidiary of the Royal Dutch/Shell Group of Companies and owns about 78 per cent of the outstanding Common Shares of Shell Canada Limited. SIL participated in the share purchase program announced May 10, 2000, as outlined in Note 3.

In December 1999, the Corporation entered into a loan agreement with The Shell Petroleum Company, a wholly owned subsidiary of the Corporation’s ultimate parents, under which it advanced $750 million Cdn at competitive Canadian short-term interest rates as part of its cash management activities. The loan matured in February 2000.

62	Shell Canada Limited ■ Notes to Consolidated Financial Statements

■ 11. COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Corporation had non-cancellable operating and other long-term commitments with an initial or remaining term of one year or more. Future minimum payments under such commitments are estimated to be:

	Operating	Other Long-Term
($ millions)	Commitments[1]	Commitments[2]

2003	46	629
2004	47	502
2005	44	455
2006	39	426
2007	40	422
thereafter	195	6 539 [3]

[1]	These operating commitments cover leases of service stations, mine equipment, office space and other facilities.

[2]	The Corporation has substantial commitments for use of facilities or services and supply and processing of products, all made in the normal course of business.

[3]	Includes an Oil Products commitment to purchase $4 billion of certain feedstocks from the Athabasca Oil Sands Project (AOSP) joint venture participants, $1.3 billion for pipeline charges and $1.2 billion of AOSP utilities and hydrogen commitments.

The Corporation has a leasing arrangement for large mobile equipment (trucks, scrapers and shovels) in use at the Muskeg River Mine. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2002, the Corporation’s share of the maximum payable under the guarantee was $65 million. However, any proceeds received from the sale of the equipment would offset any payment required under the guarantee. The guarantee is in place for the equipment lease term, which will continue for the next two to seven years.

As part of an aircraft leasing arrangement, the Corporation has provided a residual value guarantee to the lessor, which is payable when the aircraft is returned. The maximum amount payable under the guarantee at December 31, 2002, was $15 million. However, proceeds from the sale of the aircraft would offset any payment required under the guarantee. The guarantee is in place for the duration of the lease term, which continues for another 15 months.

The Corporation has been served with a motion to commence a class action suit regarding the Company’s pension plan. The claim challenges the Corporation’s right to take contribution holidays on the defined benefit segment when the plan is in a surplus position. The claim demands that Shell contribute approximately $100 million to the pension plan. The likelihood and amount of the eventual settlement is not determinable at this time.

Other lawsuits are pending against the Corporation. Actual liability with respect to these lawsuits is not determinable, but management believes, based on counsels’ opinions, that any potential liability will not materially affect the Corporation’s financial position.

Notes to Consolidated Financial Statements ■ Shell Canada Limited	63

■ 12. SALE OF ACCOUNTS RECEIVABLE

In 2000, the Board of Directors approved a $350 million accounts receivable securitization program. Under this program, the Corporation sold $200 million of receivables in 2000 and $150 million of receivables in 2001. In 2002, the Board of Directors approved a $250 million increase to the program. During the year the Corporation increased sales by $170 million, bringing the total amount sold under the program to $520 million.

The Corporation has not retained any beneficial ownership interest in the sold assets and received proceeds that approximated their fair value. The assets were sold on a fully serviced basis and, as such, the Corporation has not estimated the fair value of the servicing liability.

■ 13. EARNINGS PER SHARE

Effective January 1, 2001, a new accounting standard related to the calculation and disclosure of earnings per share was established. The effect of this change was not material.

	2002	2001	2000

			(restated)
Earnings ($ millions)	561	1 010	863
Weighted average number of Common Shares (millions)	276	275	282
Dilutive securities (millions) Options on long-term incentive plan[1]	2	2	1
Basic earnings per share ($ per share)[2]	2.03	3.67	3.06
Diluted earnings per share ($ per share)[3]	2.02	3.65	3.05

[1]	The amount shown is the net number of Common Shares outstanding after the notional exercise of the share options and the cancellation of the notionally repurchased Common Shares as per the treasury stock method.

[2]	Basic earnings per share is the earnings divided by the weighted average number of Common Shares.

[3]	Diluted earnings per share is the earnings divided by the aggregate of the weighted average number of Common Shares plus the dilutive securities.

64	Shell Canada Limited ■ Notes to Consolidated Financial Statements

■ SUPPLEMENTAL OIL PRODUCTS DISCLOSURE

Year ended December 31 (unaudited)

PRODUCTION (thousands of cubic metres/day)	2002	2001	2000	1999	1998

Crude oil processed by Shell refineries
Montreal East (Quebec)	17.9	18.2	18.6	17.0	18.0
Sarnia (Ontario)	10.1	10.6	10.0	9.9	9.7
Scotford (Alberta)	13.4	14.9	14.5	14.9	14.1

Total	41.4	43.7	43.1	41.8	41.8

Rated refinery capacity at year-end
Montreal East (Quebec)	20.7	20.7	20.7	20.7	20.6
Sarnia (Ontario)	11.4	11.4	11.4	11.4	11.4
Scotford (Alberta)	15.5	15.5	15.3	15.3	15.0

Total	47.6	47.6	47.4	47.4	47.0

SALES (thousands of cubic metres/day)	2002	2001	2000	1999	1998

Gasolines	20.8	20.8	20.6	20.8	20.6
Middle distillates	16.7	16.6	17.6	17.1	17.0
Other products	6.9	7.5	7.2	7.1	7.4

Total	44.4	44.9	45.4	45.0	45.0

Supplemental Oil Products Disclosure ■ Shell Canada Limited	65

■ SUPPLEMENTAL RESOURCES DISCLOSURE

Year ended December 31 (unaudited)

PRODUCTION	2002	2001	2000	1999	1998

Natural gas (millions of cubic feet/day)
Gross	610	614	593	562	587
Net	474	498	482	473	463
Ethane, propane and butane (thousands of barrels/day)
Gross	27.9	28.8	30.2	30.4	30.8
Net	21.1	22.5	23.9	25.3	26.8
Condensate (thousands of barrels/day)
Gross	19.7	22.3	23.2	23.6	24.9
Net	13.9	17.2	17.7	18.7	20.2
Bitumen (thousands of barrels/day)
Gross	8.9	4.5	4.2	6.1	7.2
Net	8.7	4.4	4.0	5.7	6.9
Crude oil (thousands of barrels/day)
Gross	–	–	–	13.6	15.7
Net	–	–	–	11.1	13.5
Sulphur (thousands of long tons/day)
Gross	6.1	6.1	6.5	6.6	6.6

Gross production includes all production attributable to Shell’s interest before deduction of royalties; net production is determined by deducting royalties from gross production.

SALES	2002	2001	2000	1999	1998

Natural gas – gross (millions of cubic feet/day)	598	608	585	552	593
Ethane, propane and butane – gross (thousands of barrels/day)	47.7	48.1	54.2	53.5	64.2
Condensate – gross (thousands of barrels/day)	26.4	28.7	31.5	34.5	36.3
Bitumen – gross (thousands of barrels/day)	13.1	6.8	6.6	9.1	11.1
Crude oil – gross (thousands of barrels/day)	–	–	–	13.4	14.1
Sulphur – gross (thousands of long tons/day)	9.5	8.2	9.1	9.3	8.0

PRICES	2002	2001	2000	1999	1998

Natural gas average plant gate netback price ($/mcf)	4.01	5.75	4.74	2.69	1.89
Ethane, propane and butane average field gate price ($/bbl)	19.53	24.22	22.75	12.91	7.25
Condensate average field gate price ($/bbl)	37.72	38.23	42.62	24.90	18.54
Crude oil average field gate price ($/bbl)	–	–	–	24.97	18.83

66	Shell Canada Limited ■ Supplemental Resources Disclosure

EXPLORATION AND
DEVELOPMENT WELLS DRILLED	2002		2001		2000		1999		1998

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploration
Gas	2	1	2	1	2	1	1	–	6	3
Oil	–	–	–	–	–	–	–	–	2	2
Dry	3	2	4	2	3	2	15	13	12	8

	5	3	6	3	5	3	16	13	20	13

Development
Gas	11	8	10	7	16	8	9	7	7	6
Bitumen	17	17	16	16	–	–	–	–	17	17
Oil	–	–	–	–	–	–	2	1	24	14
Dry	–	–	–	–	1	1	2	1	–	–

	28	25	26	23	17	9	13	9	48	37

Total wells drilled	33	28	32	26	22	12	29	22	68	50

Wells in progress	8	5	16	14	8	5	10	3	24	21

Exploration wells – Wells drilled either in search of new and as yet undiscovered pools of oil or gas, or with the expectation of significantly extending the limits of established pools. All other wells are development wells.

PRODUCTIVE WELLS	2002		2001		2000		1999		1998

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Gas Wells
Alberta	292	248	277	240	254	220	242	213	253	220
Nova Scotia	13	4	12	4	11	3	2	1	–	–

	305	252	289	244	265	223	244	214	253	220

Oil Wells
Alberta – conventional	–	–	–	–	–	–	–	–	242	127
Alberta – bitumen	58	58	41	41	52	52	95	95	123	123
Saskatchewan	–	–	–	–	–	–	–	–	273	188

	58	58	41	41	52	52	95	95	638	438

Total productive wells	363	310	330	285	317	275	339	309	891	658

Productive wells – Producing and non–unitized wells capable of producing.

Gross wells – The number of wells in which Shell Canada has a working interest.

Net wells – The aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of Shell Canada therein, rounded to the nearest whole number.

Supplemental Resources Disclosure ■ Shell Canada Limited	67

RESERVES

Reserve Quantity Information Estimation of reserve quantities is based on established geological and engineering principles and involves judgmental interpretation of reservoir data. These estimates are subject to revision as additional information regarding producing fields and technology becomes available, as economic and operating conditions change, or as properties are divested or acquired. The difference between the gross and net reserves is the volume of reserves dedicated to meet royalty payments over the life of the reserves. The net reserves in the table below have been calculated on the basis of royalty rates and economic conditions in place as of the date the estimate is made. Shell Canada’s estimated proved reserves include quantities for the East Coast but exclude any quantities in the Mackenzie Delta and Arctic Islands.

Natural Gas Net natural gas reserves decreased by 261 billion cubic feet (bcf) largely attributed to a downward revision of 85 bcf for Sable coupled with production of 173 bcf. The reduction in reserves for Sable results from new technical information obtained in 2002 and the adoption of a higher confidence level for proved reserves in anticipation of new reserve definitions for 2003.

Also at Sable, approximately 213 bcf were reclassified to proved undeveloped from proved developed reserves. The reclassification was partly based on indications that additional wells would be required to maintain production and recover remaining reserves from the Tier 1 fields. Reserves attributed to recovery by the installation of field compression also accounted for a portion of this reclassified volume, as technical and commercial reviews finalized in 2002 clarified the scope and cost of project compression. It is anticipated that the reclassified volumes will be returned to the developed reserve category as the new infill wells and compression facilities come on stream.

Partially offsetting the reduction in developed reserves at Sable was an addition of nine bcf for a new pool discovery in the Foothills Moose area, and a transfer of 33 bcf to developed from undeveloped reserves due to new wells at Burnt Timber, Limestone and South Mountain Park.

OIL, GAS AND OTHER RESERVES

	NATURAL GAS
	(billions of cubic feet)
	2002	2001	2000

Net proved developed and undeveloped reserves Beginning of year	2 067	2 495	2 666
Revisions of previous estimates	(97)	(266)	25
Extensions, discoveries and other additions	9	20	6
Improved recovery methods	–	–	–
Purchases of reserves in place	–	9	–
Sales of reserves in place	–	(6)	(27)
Production	(173)	(185)	(175)

End of year	1 806	2 067	2 495

Net proved developed reserves

End of year	1 184	1 614	1 989

Gross proved developed and undeveloped reserves

End of year	2 198	2 499	2 991

Gross proved developed reserves

End of year	1 511	1 970	2 357

Proved reserves – Estimated quantities of natural gas, natural gas liquids, bitumen, crude oil and sulphur that geological engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. These estimates are based on existing economic and operating conditions (prices, costs, royalties and income taxes) as of the date the estimate is made.

Proved developed reserves – Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

68	Shell Canada Limited ■ Supplemental Resources Disclosure

Natural Gas Liquids Net reserves of natural gas liquids decreased by 18 million barrels in 2002, resulting from production during the year and the reassessment of reserves at Sable in conjunction with a lower estimate of recoverable raw gas. Net reserves of ethane, propane and butane declined by 11 million barrels in 2002 and condensate reserves fell by seven million barrels.

Bitumen Net proved bitumen reserves decreased by seven million barrels due to annual production and higher estimated future royalties. Approximately 10 million barrels were transferred to developed from undeveloped reserves as the Pad 40 wells at Peace River came on stream in 2002.

Sulphur Net sulphur reserves declined by two million long tons reflecting production in 2002.

NATURAL GAS LIQUIDS			CRUDE OIL AND BITUMEN			SULPHUR
(millions of barrels)			(millions of barrels)			(millions of long tons)
2002	2001	2000	2002	2001	2000	2002	2001	2000

123	142	168	190	184	100	16	18	19
(5)	(4)	(11)	(4)	8	—	—	—	1
—	—	—	—	—	—	—	—	—
—	—	—	—	—	86	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
(13)	(15)	(15)	(3)	(2)	(2)	(2)	(2)	(2)

105	123	142	183	190	184	14	16	18

83	111	129	30	24	20	14	15	16

121	143	164	188	192	194	16	18	20

99	130	148	31	25	21	15	16	18

Proved undeveloped reserves — Reserves that are expected to be recovered from new wells on undrilled acreage adjacent to producing acreage, or from existing wells where further significant expenditure is required.

Gross proved reserves — Reserve estimates before the deduction of royalty interests owned by others.

Net proved reserves — Reserve estimates after deduction of royalties and, therefore, only those quantities that Shell has a right to retain.

Supplemental Resources Disclosure ■ Shell Canada Limited	69

■ SUPPLEMENTAL OIL SANDS DISCLOSURE

Year ended December 31 (unaudited)

RESERVES

The Muskeg River Mine on Lease 13 contains proved reserves of bitumen of one billion barrels and probable reserves of 500 million barrels. Shell’s 60 per cent interest is 600 million barrels of proved and 300 million barrels of probable reserves. This estimate is before deduction of royalties, which cannot be accurately estimated. Under the Oil Sands Royalty Regulation, royalty is dependent on project cash flows, therefore, the calculation of royalties depends upon price, production rates, capital costs and operating costs over the life of the Muskeg River Mine.

The reserve estimates are based upon a detailed geological assessment including drilling and laboratory tests. They also consider current mine plans, planned operating life and regulatory constraints. The current proved plus probable reserve estimate includes only the portion of Lease 13 that represents the development area approved by the Alberta Energy and Utilities Board. The reserve estimate is the actual barrels of bitumen to be shipped for processing at the Scotford Upgrader. No allowance for volume losses during upgrading is required because of the Scotford Upgrader’s hydroconversion upgrading process.

Drilling density is a factor in classifying reserves as either proved or probable. Proved reserves of bitumen are based on drill hole spacing less than 350 metres. Probable reserves of bitumen are based on drill hole spacing less than 700 metres. Classification of both proved and probable reserves of bitumen possesses a high degree of geological certainty and is predicated on the application of existing or piloted technology.

OIL SANDS RESERVES

	MINEABLE BITUMEN
	(millions of barrels)
	2002	2001	2000

Gross proved developed and undeveloped reserves
Beginning of year	600	600	600
Revisions of previous estimates	—	—	—
Extensions, discoveries and other additions	—	—	—
Production	—	—	—

End of year	600	600	600

Gross proved and probable developed and undeveloped reserves

End of year	900	900	900

70	Shell Canada Limited ■ Supplemental Oil Sands Disclosure

■ LANDHOLDINGS

As at December 31 (unaudited)

		UNDEVELOPED ACRES				DEVELOPED ACRES
	2002		2001		2002		2001

(thousands of acres)	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Onshore within the provinces
Conventional oil and gas:
Alberta	415	247	441	317	553	382	540	378
British Columbia	106	97	53	53	–	–	–	–
Quebec	10	–	1 351	675	–	–	–	–
Bitumen:
– mining	90	72	95	75	5	3	–	–
– in-situ	85	85	198	198	6	6	7	7

	706	501	2 138	1 318	564	391	547	385
Canada Lands
Offshore Nova Scotia	2 467	952	2 467	952	109	34	109	34
Northwest Territories	252	242	252	242	–	–	–	–
West Coast offshore	13 565	12 821	13 602	12 850	–	–	–	–
Nunavut Territory	5 801	3 099	5 801	3 099	–	–	–	–

	22 085	17 114	22 122	17 143	109	34	109	34

Total	22 791	17 615	24 260	18 461	673	425	656	419

Gross acres include the interests of others; net acres exclude the interests of others.

Developed lands are leases and other forms of title documents issued by owners or legislative authorities that contain a well or are in close proximity to other lands that contain a well that has been drilled or completed to a point that would permit production of commercial quantities of oil and gas.

Undeveloped lands are all lands that are not developed, and that retain exploration rights.

Landholdings ■ Shell Canada Limited	71

■ SUPPLEMENTAL FINANCIAL DATA

Years ended December 31 (unaudited)

DATA PER COMMON SHARE (dollars except as noted)	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)
Earnings — basic	2.03	3.67	3.06	2.35	1.48
Earnings — diluted	2.02	3.65	3.05	2.34	1.48
Cash flow from operations	4.45	5.44	4.45	2.75	2.91
Dividends	0.80	0.80	0.76	0.72	0.72
Common shareholders’ equity	18.39	17.16	14.30	13.25	11.62
Common Shares outstanding at year-end (millions)	276	276	275	289	289
Registered shareholders (number at year-end)	2 643	2 742	2 849	3 001	3 161

RATIOS	2002	2001	2000	1999	1998

			(restated)	(restated)	(restated)
Return on average capital employed (%)[1]	10.1	21.5	20.4	16.7	11.7
Return on net investment (%)[2]	9.2	18.5	17.3	14.2	9.8
Return on average common shareholders’ equity (%)[3]	11.4	23.3	22.2	18.9	13.2
Common Share dividends as % of earnings[4]	39.4	21.8	24.9	30.7	48.6
Price to earnings ratio[5]	24.2	12.5	12.8	12.5	15.7
Current assets to current liabilities	0.5	0.7	1.1	1.9	1.6
Interest coverage[6]	18.7	94.1	32.2	24.5	10.2
Reinvestment ratio (%)[7]	186.3	135.6	91.9	87.5	93.3
Total debt as % of capital employed[8]	23.9	6.6	11.3	10.5	20.4
Debt to cash flow (%)[9]	130.1	22.3	39.9	56.6	102.0

[1]	Earnings plus after-tax interest expense divided by average of opening and closing capital employed. Capital employed is a total of equity, long-term debt and short-term borrowings.

[2]	Earnings plus after-tax interest expense divided by average of opening and closing net investment. Net investment is total assets less current liabilities.

[3]	Earnings divided by average common shareholders’ equity.

[4]	Common Share dividends paid divided by earnings.

[5]	Closing share price at December 31 divided by earnings per share.

[6]	Pretax earnings plus interest expense divided by interest expense.

[7]	Capital, exploration and investment expenditures divided by cash flow from operations.

[8]	Total debt divided by total debt plus equity.

[9]	Total debt divided by cash flow from operations.

EMPLOYEES	2002	2001	2000	1999	1998

Employees (number at year-end)	3 825	3 674	3 392	3 431	3 644

72	Shell Canada Limited ■ Supplemental Financial Data

■ QUARTERLY FINANCIAL AND STOCK TRADING INFORMATION

	2002					2001

(unaudited)	Quarter				Total	Quarter				Total
($ millions except as noted)	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year

Earnings
Sales and other operating revenues	1 462	1 734	1 969	2 149	7 314	2 270	2 036	1 851	1 573	7 730
Expenses	1 311	1 637	1 728	1 769	6 445	1 663	1 568	1 577	1 339	6 147

Earnings before income tax	151	97	241	380	869	607	468	274	234	1 583
Income tax	58	24	93	133	308	253	154	102	64	573

Earnings	93	73	148	247	561	354	314	172	170	1 010

Segmented Earnings
Resources	78	66	91	152	387	240	186	95	79	600
Oil Sands	—	—	—	(5)	(5)	—	—	—	—	—
Oil Products	21	10	59	108	198	115	122	79	85	401
Corporate	(6)	(3)	(2)	(8)	(19)	(1)	6	(2)	6	9

Earnings	93	73	148	247	561	354	314	172	170	1 010

Per Common Share (dollars)
Earnings — basic	0.34	0.26	0.54	0.89	2.03	1.29	1.14	0.63	0.62	3.67
Earnings — diluted	0.33	0.26	0.53	0.89	2.02	1.28	1.13	0.62	0.61	3.65
Cash dividends	0.20	0.20	0.20	0.20	0.80	0.20	0.20	0.20	0.20	0.80

Weighted average shares (millions)	276	276	276	276	276	275	275	275	276	275
Dilutive securities (millions)	5	2	2	1	2	1	2	2	2	2
Share prices (dollars)[1]
High	57.90	58.99	56.80	52.28	58.99	43.50	48.25	44.44	46.00	48.25
Low	43.35	50.01	46.59	43.27	43.27	32.90	39.95	38.00	39.25	32.90
Close (end of period)	57.26	55.05	51.31	49.20	49.20	41.40	43.20	40.41	45.75	45.75
Shares traded (thousands)[1]	5 360	4 940	7 598	9 842	27 740	6 443	7 475	3 836	5 732	23 486

[1]	Toronto Stock Exchange quotations.

Quarterly Financial and Stock Trading Information ■ Shell Canada Limited	73

■ CORPORATE DIRECTORY AND BOARD OF DIRECTORS

OFFICERS  (all in Calgary)

Timothy W. Faithfull
President and Chief Executive Officer

VICE PRESIDENTS

Neil J. Camarta
Senior Vice President, Oil Sands

H. Ian Kilgour
Senior Vice President, Resources

Steinar Støtvig
Vice President and Chief Financial Officer

Harold W. Lemieux
Vice President, General Counsel and Secretary

R. Terry Blaney
Vice President, Marketing

Graham Bojé
Vice President, Manufacturing

TREASURER

Gary N. Stewart

CONTROLLER

Matthew B. Haney

BOARD OF DIRECTORS

Derek H. Burney OC
President and Chief Executive Officer
CAE Inc.
Toronto

Timothy W. Faithfull
President and Chief Executive Officer
Shell Canada Limited
Calgary

Kerry L. Hawkins
President
Cargill Limited
Winnipeg

John D. McNeil
Company Director
Toronto

Ronald W. Osborne
President and Chief Executive Officer
Ontario Power Generation Inc.
Toronto

Raymond Royer OC
President and Chief Executive Officer
Domtar Inc.
Ile Bizard

Paul D. Skinner
Managing Director
The “Shell” Transport and Trading Company, p.l.c.
London, England

Nancy C. Southern
President and Chief Executive Officer
ATCO Ltd.
Calgary

Robert M. Sprague
Director, Regional Business Europe and North America
Shell E.P. International
The Hague, Netherlands

Robert T. Stewart
Retired Chairman of the Board and Chief Executive Officer
Scott Paper Limited
Vancouver

74	Shell Canada Limited ■ Corporate Directory and Board of Directors

■ STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is aligned with the guidelines recommended by the Toronto Stock Exchange (TSX) for effective corporate governance.

A complete description of the Corporation’s approach to corporate governance is set out in Appendix 2 entitled “Statement of Corporate Governance Practices,” which is attached to the Corporation’s Management Proxy Circular dated March 13, 2003.

The Board of Directors

The Board of Directors manages and supervises the business and affairs of the Corporation in a stewardship role. The day-to-day management is delegated to the officers of the Corporation. Any responsibilities that have not been delegated to the officers or to a committee of the Board remain with the Board.

The Board is currently composed of 10 directors. Nine of the 10 directors are unrelated to the Corporation, as defined in the TSX guidelines. T.W. Faithfull, President and Chief Executive Officer, is a related director, and P.D. Skinner and R.M. Sprague are related to the significant shareholder. Seven of the 10 directors are outside directors who have no interests in or relationships with either the Corporation or the significant shareholder. The Board believes this fairly reflects the investment of minority shareholders.

The Chairman of the meetings of the Board is a separate role from the President and Chief Executive Officer.

The Board held nine meetings during 2002.

The Board has adopted a Statement of General Business Principles and Code of Ethics, which applies to all employees, including the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller, in their conduct of the Corporation’s business. The text of the Statement of General Business Principles and Code of Ethics has been posted on the Corporation’s Web site at www.shell.ca. The Board expects management to manage the business of the Corporation in a manner that enhances shareholder value, is consistent with the highest level of integrity and is within the law.

The Investor Relations manager and senior management communicate with significant shareholders, institutional investors and the financial community. The Corporation’s transfer agent or the Corporate Secretary’s department responds to shareholder account inquiries. Shareholders and the public receive a response from the Public Affairs department, the Investor Relations department, the Corporate Secretary’s department or the appropriate member of senior management.

Board Committees

The Board has three committees: the Audit Committee, the Management Resources and Compensation Committee and the Nominating and Governance Committee. All members of the committees are outside directors and not related to the Corporation or its significant shareholder.

Statement of Corporate Governance Practices ■ Shell Canada Limited	75

Audit Committee

The members of the Audit Committee are R.T. Stewart (Chairman), K.L. Hawkins, J.D. McNeil, R.W. Osborne and R. Royer.

The committee’s mandate includes:

■	reviewing the annual audited financial statements and the Auditors’ Report on the statements prior to submission to the Board for approval;

■	reviewing the interim financial statements for each interim period in the financial year prior to public announcement and filing;

■	approving the interim financial statements for the first nine months of the financial year prior to public announcement and filing, and for any other interim period in a financial year if a meeting of the Board will not be held prior to the announcement;

■	reviewing the scope of external and internal audits;

■	reviewing and discussing accounting and reporting policies and changes in accounting principles;

■	assessing the effectiveness of the Corporation’s internal control systems and procedures, and the process for identifying principal business risks;

■	reviewing compliance with the Corporation’s Statement of General Business Principles and Code of Ethics;

■	reviewing and approving the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of the services;

■	reviewing annually all significant relationships between the external auditors and the Corporation to establish independence;

■	meeting with the internal and external auditors independently of management of the Corporation; and

■	reviewing the procedures for the disclosure of oil and gas reserves and the Reserves Data prior to Board approval and filing.

The Audit Committee held five meetings in 2002.

Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee are J.D. McNeil (Chairman), D.H. Burney, R.W. Osborne, R. Royer and N.C. Southern.

The committee’s mandate includes:

■	determining compensation and terms of employment for senior executives, including stock option and incentive programs;

■	approving pension and benefit plans of the Corporation;

■	reviewing executive succession and development plans and recommending to the Board candidates for appointment as officers of the Corporation; and

■	assessing at least annually the performance of the President and Chief Executive Officer and determining his or her compensation and terms of employment.

The Management Resources and Compensation Committee held five meetings in 2002.

Nominating and Governance Committee

The members of the Nominating and Governance Committee are K.L. Hawkins (Chairman), D.H. Burney, N.C. Southern and R.T. Stewart.

The committee’s mandate includes:

■	determining criteria for being a director and assisting the President and Chief Executive Officer in selecting new candidates for the Board;

■	reviewing and recommending to the Board criteria related to the tenure of directors;

■	annually reviewing the performance of the Board, its committees and individual directors;

■	annually reviewing memberships of the committees and making recommendations to the Board on appointments to the committees;

■	reviewing and making recommendations to the Board on the mandates of committees of the Board;

■	determining remuneration to be paid to directors for sitting on the Board and committees;

■	reviewing and making recommendations to the Board on corporate governance; and

■	administering the Director Share Compensation Plan and the Deferred Share Unit Plan.

The Nominating and Governance Committee held three meetings in 2002.

76	Shell Canada Limited ■ Statement of Corporate Governance Practices

■ INVESTOR INFORMATION

SHELL CANADA LIMITED

(incorporated under the laws of Canada)

Head Office

Shell Centre
400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone (403) 691-2175
Web site www.shell.ca

Transfer Agent and Registrar

CIBC Mellon Trust Company 600, 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1
Telephone	(403) 232-2400
Facsimile	(403) 264-2100
e-Mail	inquiries@cibcmellon.com
Web site	www.cibcmellon.com
Answerline	(416) 643-5500 or
1-800-387-0825
Toll-free throughout North America

Stock Exchange Listings

The Common Shares of Shell Canada Limited are listed on the Toronto Stock Exchange (stock symbol SHC) and do not have an established public trading market in the United States.

Annual and Special Meeting

The annual and special meeting of shareholders will be held at 11:00 a.m., Thursday, April 24, 2003, in the Crystal Ballroom, The Fairmont Palliser Hotel, Calgary, Alberta.

Duplicate Reports

Shareholders who receive more than one copy of the Quarterly Report to Shareholders and the Annual Report, as a result of having their shareholdings represented by two or more share certificates, may wish to contact the transfer agent to have their holdings consolidated. It will not be necessary to forward share certificates.

This Annual Report is recyclable and has been printed using vegetable-based inks. The paper used contains a minimum of 10 per cent post-consumer fibre.

Annual Information Form and
Progress Toward Sustainable Development

The Corporation’s Annual Information Form for 2002 and the publication “Progress Toward Sustainable Development” are available to shareholders on request from the Corporation’s Secretary at Shell’s head office.

Ownership and Voting Rights of Shell Canada Limited

(as at December 31, 2002)

Ownership of Shell Canada Limited is divided between Shell Investments Limited and public shareholders. Shell Investments Limited holds approximately 78 per cent of the equity and voting rights.

The publicly held Common Shares (approximately 61 million) constitute about 22 per cent of the equity and voting rights in the Corporation.

Shell Investments Limited is a Canadian company, wholly owned by Shell Petroleum N.V. of the Netherlands, which, in turn, is owned 40 per cent by The “Shell” Transport and Trading Company, p.l.c., an English company, and 60 per cent by Royal Dutch Petroleum Company of the Netherlands.

Approximate Conversion Factors

1 cubic metre of liquids	=	6.29 barrels

1 cubic metre of gases	=	35.3 cubic feet

1 barrel of oil equivalent	=	6,000 cubic feet of gases

1 tonne	= = =	2,205 pounds 0.984 long ton 1.102 short tons

1 kilometre	=	0.621 mile

1 hectare	=	2.47 acres

1 litre	=	0.22 gallon

Investor Information ■ Shell Canada Limited	77

SHELL CANADA LIMITED

400 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 0J4

NOTICE OF ANNUAL AND SPECIAL MEETING

OF HOLDERS OF
COMMON SHARES AND
4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Notice is hereby given that an Annual and Special Meeting of the holders of Common Shares and 4% Cumulative Redeemable Preference Shares of Shell Canada Limited (the “Corporation”) will be held in the Crystal Ballroom, at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, on the 24th day of April, 2003, at 11:00 o’clock in the morning, local time, for the following purposes:

(1)	to receive the Annual Report and the comparative consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2002 and the report of the auditors thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint PricewaterhouseCoopers LLP auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider and, if deemed advisable, pass an ordinary resolution to confirm By-Law No. 57 and to repeal By-law No. 55, as amended; and

(5)	to transact such further or other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta, this 13th day of March, 2003.

BY ORDER OF THE BOARD

H.W. Lemieux
Secretary

If you are unable to be present personally, kindly complete and return an instrument of proxy to our Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario M7Y 2K5. An envelope and a form of proxy are enclosed, but any other proper form of proxy may be used. A proxy in favour of the persons named in the enclosed form of proxy will be voted in accordance with your instructions as indicated on the proxy.

MANAGEMENT PROXY CIRCULAR

(first mailed to shareholders on or about March 24, 2003)

SHELL CANADA LIMITED

400 – 4th Avenue S.W.
Calgary, Alberta
CANADA T2P 0J4
a corporation governed by
the Canada Business Corporations Act

Solicitation of Proxies

This Management Proxy Circular is furnished to shareholders in connection with the solicitation of proxies by the management of Shell Canada Limited (hereinafter called the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of holders of Common Shares and 4% Cumulative Redeemable Preference Shares of the Corporation. The Meeting will be held on the 24th day of April, 2003 at 11:00 o’clock in the morning (local time), in the Crystal Ballroom, at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta. The cost of solicitation of proxies will be borne by the Corporation.

To be effective proxies must be received by CIBC Mellon Trust Company before the time of the Meeting.

On any ballot that may be called for, the shares represented by a proxy in favour of the persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the shareholder’s direction as indicated on the proxy. In the absence of such direction the shares will be voted for (i) the election as directors of those persons listed below under the heading “Information Concerning Nominees for Election to the Board of Directors”; for (ii) the appointment of PricewaterhouseCoopers LLP as auditors and for the directors’ authorization to fix the auditors’ remuneration; and for (iii) the approval of the ordinary resolution to confirm By-Law No. 57 and to repeal By-Law No. 55, as amended, all as more particularly described in this Management Proxy Circular.

A simple majority of votes cast, in person or by proxy, will constitute approval of the matters voted upon at the Meeting.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation), other than one of the persons named in the enclosed form of proxy, as nominee to attend and act for and on behalf of such shareholder at the Meeting or any adjournment thereof. To exercise this right, the shareholder should draw a line through the printed names and insert the name of the shareholder’s nominee in the blank space provided.

A shareholder who appoints a proxy may revoke the appointment by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment thereof, or with the Chairman of such Meeting prior to the commencement of the Meeting on the day of the Meeting or adjournment thereof, or in any other manner permitted by law. If a shareholder who has completed and returned a proxy attends the Meeting in person and votes, any such votes cast by the shareholder will be counted and the proxy will be disregarded.

Shell Canada Limited Management Proxy Circular 1

Voting Shares and Principal Holders and Certain Beneficial Owners Thereof

As of March 13, 2003, the Corporation’s outstanding voting shares, each of which carries the right to one vote per share, consist of 275,713,539 Common Shares and 100 4% Cumulative Redeemable Preference Shares. The “Shell” Transport and Trading Company, p.l.c. (“Shell T&T”), an English company and Royal Dutch Petroleum Company (“Royal Dutch”), a Netherlands company (together hereinafter referred to as the “Parent Companies”) hold, respectively, 40% and 60% of Shell Petroleum N.V., a Netherlands company (“SPNV”). The Parent Companies and SPNV hold directly, or through Shell Investments Limited (“SIL”), a wholly owned Canadian subsidiary of SPNV, approximately 78% of the Common Shares or 214,436,286 shares of that class and 100% of the 4% Cumulative Redeemable Shares, representing approximately 78% of the outstanding voting shares of the Corporation. The address of SIL is 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4, the address of SPNV and Royal Dutch is 30 Carel van Bylandtlaan, 2596 HR, The Hague, The Netherlands and the address of Shell T&T is Shell Centre, London, SE1 7NA, England.

To the knowledge of the directors or officers of the Corporation, no other person beneficially owns directly or indirectly, or exercises control or direction over, shares carrying more than ten percent of the votes attached to any class of shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

The list of shareholders will be prepared as of the close of business on March 13, 2003, being the record date established for notice of the Meeting. Shareholders identified on the list are entitled to vote at the Meeting.

As of March 13, 2003, each director or nominee director, and all directors and nominee directors as a group owned beneficially, directly or indirectly, or exercised control or direction over the number of Common Shares of the Corporation, Priority and/or Ordinary Shares of the Parent Companies set forth in the following table. None of the foregoing individuals own any voting shares in any of the Corporation’s subsidiaries. The information in the table is based upon data furnished to the Corporation by, or on behalf of, the persons referred to in the table.

	Common Shares of	Shares of Royal Dutch		Ordinary Shares of
	the Corporation	Priority	Ordinary	Shell T&T

Derek H. Burney	3,282	—	—	—
Timothy W. Faithfull	2,000	—	—	11,981
Ida J. Goodreau	—	—	—	—
Kerry L. Hawkins	4,313	—	—	—
David W. Kerr	1,000	—	—	—
John D. McNeil	11,400	—	—	—
Ronald W. Osborne	1,930	—	—	—
Raymond Royer	6,601	—	—	—
Paul D. Skinner	—	—	—	60,466
Nancy C. Southern	1,784	—	—	—
Robert M. Sprague	—	—	4,572	—
Robert T. Stewart	5,155	—	—	—
Jeroen J. van der Veer	—	6	9,012	—
Directors and nominees as a group	37,465	6	13,584	72,447

Election of Directors

The Board of Directors is elected annually and may consist of such number as may be fixed from time to time by the directors being not less than 8 nor more than 15 directors. By a resolution of the Board the number of directors to be elected at the Meeting has been fixed at 11. The term of office for each person elected is until the next annual meeting or until his or her successor is duly elected or appointed. All nominees have consented to being named in this Management Proxy Circular and to serve as directors if elected. Management does not contemplate that any of the nominees for director will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees in accordance with their best judgment.

2 Management Proxy Circular Shell Canada Limited

Information Concerning Nominees for Election to the Board of Directors

The following table sets out information concerning each person the management of the Corporation proposes to nominate for election as a director. Eight of the nominees are currently directors of the Corporation.

Director of the
	Major positions with		Corporation
	the Corporation and	Principal Occupation	during the
Name and residence	significant affiliates	during last five years	following periods

DEREK H. BURNEY O.C. Toronto, Ontario	Member of the Management Resources and Compensation Committee and the Nominating and Governance Committee	President and Chief Executive Officer, CAE Inc. (since 1999) Chairman and Chief Executive Officer, Bell Canada International (1993-1999)	April 25, 2001 to date

TIMOTHY W. FAITHFULL Calgary, Alberta	President and Chief Executive Officer President and Director, SIL President and Director, Shell Canada Products Limited	President and Chief Executive Officer, Shell Canada Limited (since 1999) Chairman and Chief Executive, Shell Eastern Petroleum (Pte) Ltd. (1996-1999)	April 28, 1999 to date

IDA J. GOODREAU Vancouver, British Columbia	President and Chief Executive Officer, Vancouver Coastal Health Authority (since 2002)

Senior Vice President, Global Optimization & Human Resources, Norske Skog Industries (2000-2002)

		President, Pulp Operations, Fletcher Challenge Canada (1997-2000)	Nominee

KERRY L. HAWKINS Winnipeg, Manitoba	Member of the Audit Committee and the Nominating and Governance Committee	President, Cargill Limited (since 1982)	October 1, 1997 to date

DAVID W. KERR Toronto, Ontario		Chairman, Noranda Inc. (2002-present) Chairman and Chief Executive Officer, Noranda Inc. (2001-2002) President and Chief Executive Officer, Noranda Inc. (1990-2001)	Nominee

JOHN D. McNEIL Toronto, Ontario	Member of the Audit Committee and the Management Resources and Compensation Committee	Company Director (since 1999)

Chairman and Director, Sun Life Assurance Company of Canada (1999)

		Chairman and Chief Executive Officer (1988-1998) and Director (since 1987), Sun Life Assurance Company of Canada	April 24, 1991 to date

Shell Canada Limited Management Proxy Circular 3

Director of the
	Major positions with		Corporation
	the Corporation and	Principal Occupation	during the
Name and residence	significant affiliates	during last five years	following periods

RONALD W. OSBORNE Toronto, Ontario	Member of the Audit Committee and the Management Resources and Compensation Committee	President and Chief Executive Officer, Ontario Power Generation Inc. (since 1999)

President and Chief Executive Officer, Ontario Hydro (1998-1999)

		President and Chief Executive Officer, Bell Canada Inc. (1997-1998)	April 25, 2001 to date

RAYMOND ROYER O.C. Ile Bizard, Quebec	Member of the Audit Committee and the Management Resources and Compensation Committee	President and Chief Executive Officer, Domtar Inc. (since 1996)	April 26, 2000 to date

PAUL D. SKINNER London, England	Chairman of the Board and Director, SIL	Managing Director, Shell T&T (since 2000)

		Chief Executive Officer, Oil Products (since 1999), President, Shell Europe Oil Products (1998-1999) and Director Strategy and Business Services (1996-1998), Shell International Petroleum Company Limited	April 29, 1998 to date

NANCY C. SOUTHERN Calgary, Alberta	Member of the Management Resources and Compensation Committee and the Nominating and Governance Committee	President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited (since January 1, 2003)

Co-Chairman and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited (1999-2002)

		Deputy Chairman of the Board, ATCO Ltd. and Canadian Utilities Limited (1996-1999)	April 25, 2001 to date

JEROEN J. VAN DER VEER Wassenaar, The Netherlands	President (since 2000) and Managing Director (since 1997), Royal Dutch

Principal Director, SPNV (since 1997)

Managing Director, The Shell Petroleum Company Limited (since 1997)

Managing Director, Shell International Limited (1997-2002)

		Managing Director, Shell International B.V. (1997-2002)	Nominee

4 Management Proxy Circular Shell Canada Limited

The principal businesses of all Shell and Royal Dutch companies named above are oil, natural gas, chemicals and renewable resources. CAE Inc. is the world’s premier provider of simulation and control technologies for training and optimization solutions for the aerospace, defense and forestry sectors. The Vancouver Coastal Health Authority shares with four other geographical Health Authorities and ministries of the British Columbia provincial government, responsibility for planning, delivering, monitoring and evaluating health care programs in the province. Cargill Limited is a Canadian agricultural company. Noranda Inc. is a leading international mining and metals company and is one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Ontario Power Generation Inc. owns the power generation assets supplying approximately 85% of all electricity consumed in Ontario. Domtar Inc. is a North American manufacturer of fine papers, pulp and forest products, and owns a 50% interest in Norampac Inc., a manufacturer of containerboard and corrugated containers. ATCO Ltd. is a management holding company with operating subsidiaries engaged in regulated natural gas and electric operations, power generation, manufacturing, sale and leasing of relocatable workforce shelter products and other businesses. Canadian Utilities Limited is a holding company with operating subsidiaries engaged in natural gas and electrical energy utility operations, and in related non-regulated operations.

The Board of Directors has no Executive Committee. Information regarding Board Committees and membership can be found in the foregoing table, in Appendix 1 and in Appendix 2.

Certain Transactions

During 2002 the Corporation purchased $1,854 million and sold $1,154 million of crude oil, natural gas, oil products and chemicals from and to Shell International Trading Company and other affiliates of the Parent Companies. These transactions were made at standard commercial rates and terms. The Corporation, in the course of its regular business, also engages in routine transactions at standard commercial rates with other affiliates of the Parent Companies, including provision of technical services and charters of ocean tankers. In addition, the Corporation is a party to a research cost sharing agreement with a subsidiary of SPNV. Such transactions are not material in relation to the Corporation’s overall activities.

In the ordinary course of business during 2002, the Corporation and its subsidiaries have incurred indebtedness to and/or obtained other banking services from a number of banking institutions including Bank of Montreal of which Ms. N.C. Southern is a director.

In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with other entities of which a director of the Corporation also serves as a director or officer. These other entities are identified in Appendix 2.

The Corporation’s Executive Compensation Program

Compensation of the executive officers and senior management of the Corporation and its subsidiaries (“executives”) consists of three principal elements: 1) base salaries; 2) awards under the Corporation’s Results Pay Program; and 3) share options under the Corporation’s Long Term Incentive Plan. The Corporation’s Short Term Incentive Program is integrated into “Results Pay”, a variable pay program for which all Shell staff employees are eligible. The Program increases the portion of executives’ total cash compensation which is contingent upon the Corporation’s performance based on a broad set of measures. Reference is made to “REPORT ON EXECUTIVE COMPENSATION” on pages 6 to 8 of this Management Proxy Circular. All dollar amounts shown below are expressed in Canadian dollars.

From time to time the President and Chief Executive Officer of the Corporation (the “President and CEO”), determines the nature and extent of the perquisite allowance and other personal benefits for executives of the Corporation and its subsidiaries within approved parameters and subject to the approval of the Management Resources and Compensation Committee. This is done having regard to the practices of selected large Canadian

Shell Canada Limited Management Proxy Circular 5

corporations for the purpose of obtaining and comparing information on executive compensation. The “Comparator Group” is comprised of Canadian Integrated Oil and Gas companies and large Canadian Oil and Gas companies. A secondary review is also conducted against Canadian companies with revenues in excess of $2 billion.

Composition of the Compensation Committee

During the fiscal year ended December 31, 2002, the Management Resources and Compensation Committee of the Board of Directors of the Corporation (the “MRCC”) was comprised of Mr. J.D. McNeil, Mr. F. R. Bibeau (who retired effective April 25, 2002), Mr. D.H. Burney, Mr. K.L. Hawkins (who ceased to sit on the Committee effective April 25, 2002), Mr. R.W. Osborne, Mr. R. Royer and Ms. N.C. Southern. None of Messrs. McNeil, Burney, Bibeau, Hawkins, Osborne, Royer and Ms. Southern is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation’s executive compensation program.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•	be consistent, fair and equitable throughout the diverse business units of the Corporation;

•	be based on pay for responsibility and performance that contributes to objectives established for the Corporation, its business units and the executive;

•	be competitive with the Corporation’s Comparator Group (as described on pages 5 and 6 of this Management Proxy Circular) to attract and keep high quality executives with the necessary experience, while reflecting long term fiscal responsibility to the Corporation’s shareholders; and

•	have a significant component linked to the achievement of specific financial results.

Role of the Management Resources and Compensation Committee

The MRCC is appointed annually by the Board of Directors of the Corporation and is responsible for the development and administration of the Corporation’s executive compensation program and strategy. To that end, the MRCC:

•	reviews and determines the compensation of the President and CEO;

•	reviews and approves the annual recommendations of the President and CEO with respect to adjustments, if any, in the base salaries of each Named Executive Officer (as identified on page 9 of this Management Proxy Circular) as well as all other executives;

•	determines, annually, whether or not there will be any bonus awards for executives (refer to “Results Pay” below);

•	administers and grants share options under the Corporation’s Share Option Plan through the Long Term Incentive Subcommittee of the MRCC;

•	reviews the Corporation’s executive compensation strategy as a whole;

•	reviews new or alternative pension and other benefit plans, share option and incentive programs;

•	reviews senior management succession plans;

•	reviews candidates for appointment as executive officers of the Corporation; and

•	may engage independent consultants to provide input and advice on executive compensation matters.

6 Management Proxy Circular Shell Canada Limited

Total Compensation

Executive compensation is comprised of base salaries, Results Pay awards, Share Options and perquisites.

The total cash compensation design for executives is the same as for staff employees. Total cash compensation is comprised of base salaries and Results Pay awards and is structured to position at the 75th percentile of the Comparator Group for on target performance. Base salaries are targeted at the 50th percentile of the Comparator Group.

Share Options are reviewed separately from the total cash compensation (see page 8 of this Management Proxy Circular). A portion of the Share Options granted to executives are performance based. On target performance for all Share Options granted should result in a position above the average of the Canadian Integrated Oil and Gas companies, a component of the Comparator Group. This takes into consideration the risk factor associated with performance based Share Options.

Perquisites are considered a minor component of the executives’ compensation program and periodic reviews are conducted.

Base Salaries

The job of each executive and each other salaried employee of the Corporation is assigned an internal “job level” designation, based on the person’s duties and responsibilities, the degree of special skill and knowledge required and other similar factors. Each job level is assigned a job rate. This job rate is determined by reference to surveys, conducted by independent consultants, of the Corporation’s Comparator Group and is based on the median of those base salaries.

When an executive takes office, generally the base salary is established at approximately 90 per cent of the job rate for the particular job level. After three to four years in the same job, the executive’s salary is targeted to the job rate. The executive’s performance and positioning compared to the job rate and similar Comparator Group positions is reviewed annually by the President and CEO, who then reviews this with the MRCC to determine whether the base salary of the executive should be adjusted.

Results Pay

The Results Pay Program may provide executives with an annual cash award dependant on annual objectives for the Corporation, the individual business units and the executives’ individual performance. The MRCC has full discretion to determine whether or not awards will be paid in any year and, if so, the aggregate amount of the payments available under the Program in that year. The MRCC bases this decision on an assessment of a broad set of measures that are included in the Corporation’s Scorecard Program. The Scorecard measures include assessment of: ROACE (Return On Average Capital Employed); Normalized ROACE, ROACE Rank, Growth, Total Shareholder Return, Health, Safety and Environment, Stakeholder relations and Customer satisfaction. Individual performance is also taken into consideration when assessing awards against the executive’s Performance Contract. The Performance Contract documents the objectives to be achieved by the executive in the current fiscal year. Regardless of an executive’s individual performance, the MRCC will not approve the payment of Results Pay awards for a year in which the MRCC considers that business performance was inadequate against plans and objectives.

For years in which Results Pay awards are approved, the amount of the award is determined by the actual Scorecard results and the extent to which the executive’s Performance Contract objectives are met. Under Results Pay, below target performance is designed to position total cash compensation below the 75th percentile of the Comparator Group, on target performance is to position total cash compensation at the 75th percentile, while above target performance is to position total cash compensation above the 75th percentile.

Shell Canada Limited Management Proxy Circular 7

In 2002 the Corporation’s overall Scorecard results were considered to be below target. The Resources Business Unit Scorecard was above target, while the Products and Oil Sands Business Unit Scorecards were below target.

Long Term Incentive Plan (Share Options)

Under the Corporation’s Long Term Incentive Plan (the “Share Option Plan”), options to purchase Common Shares of the Corporation are granted to executives and other selected employees to link a part of their compensation to the interests of shareholders of the Corporation. The Corporation believes that the Share Option Plan encourages achievement of long-term goals of the Corporation and acts as a balance to the Results Pay Award Program. The Share Option Plan is administered by a Subcommittee (the “Long Term Incentive Subcommittee”) of the MRCC (which, at the present time, is comprised of all the members of the MRCC).

Under the Share Option Plan, the Long Term Incentive Subcommittee primarily uses Black Scholes Valuation as a basis for valuing options. Generally, the higher the job level, the greater the number of options that will be issued. Annually, the Long Term Incentive Subcommittee reviews the number of options granted to ensure that the Share Option Plan is competitive when compared with Canadian Integrated Oil and Gas companies. Granting of options in a fiscal year does not take into account the number of options already held by the executive except that the maximum number of options currently issuable to any one executive is 900,000. No options are granted to directors as such and no options are granted in respect of any securities other than the Common Shares. The exercise price of each option is the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange on the date the option is granted.

For executives, 50 per cent of the options granted under the Share Option Plan are traditional options and have a 10-year term with vesting of one-third each year following the grant date. The other 50 per cent of the options granted are performance based. These performance based options have a 10-year term with vesting at three years following the grant date. For the options to vest, the Corporation’s Total Shareholder Return (“TSR”) must exceed the average TSR of the Corporation’s Canadian Integrated Oil and Gas Comparator Group at the end of the three-year period after being granted. If the Corporation’s TSR does not meet the target, the Long Term Incentive Subcommittee may determine, in its sole discretion, that all or a portion of the options granted shall vest.

Options are granted on the basis that the combined value of both performance based and traditional options will result in a value above the average of Canadian Integrated Oil and Gas companies if performance options vest at least 50% of the time.

Compensation of the President and CEO

The President and CEO’s compensation is determined on the same basis as the other Named Executive Officers.

Mr. Faithfull participates in the Corporation’s Results Pay Award Program and Share Option Plan on the same basis as other executives of the Corporation.

As is consistent with other employees on expatriate assignment from another company in the Royal Dutch/ Shell Group of Companies, the MRCC felt it appropriate that the Corporation provide Mr. Faithfull and his family with housing assistance in Calgary, Alberta.

Report presented by:

J.D. McNeil, Chairman
D.H. Burney
R.W. Osborne
R. Royer
N.C. Southern

8 Management Proxy Circular Shell Canada Limited

Summary Compensation Table

The following table presents a summary of the compensation paid to the President and CEO of the Corporation in 2002 and the next four highest paid executive officers and one additional executive officer of the Corporation in respect of the financial year ended December 31, 2002 (collectively called the “Named Executive Officers”):

								Long Term
		Annual Compensation						Compensation(1)

								Awards

								Securities Under
				Results Pay		Other Annual		Option/SARs	All Other
Name and		Salary		Award/Bonus		Compensation		Granted	Compensation
Principal Position	Year	($)		($)		($)(2)		(#)	($)

T.W. Faithfull	2002	875,000		575,000		112,487	(3)	180,000	78,610	(4)
President and CEO	2001	775,000		1,050,000		113,830	(3)	140,000	71,898	(4)
	2000	675,000		1,050,000		115,625	(3)	110,000	89,483	(4)

R.I. Woods	2002	302,197	(5)	150,000	(5)	—		80,000	Nil
Senior Vice	2001	366,250		460,000		—		72,000	Nil
President, Resources	2000	347,500		325,000		—		48,000	Nil

N.J. Camarta	2002	348,750		140,000		—		80,000	Nil
Senior Vice	2001	303,250		270,000		—		72,000	Nil
President, Oil Sands	2000	266,000		270,000		—		66,000	Nil

H.I. Kilgour	2002	251,000	(6)	165,000	(6)	—		20,000	Nil
Senior Vice President, Resources

S. Støtvig	2002	338,750		160,000		93,543	(8)	70,000	37,190	(9)
Vice President and	2001	317,500		300,000		92,303	(8)	50,000	31,892	(9)
Chief Financial	2000	148,028	(7)	125,000	(7)	37,077	(8)	Nil	11,810	(9)
Officer

G. Bojé	2002	362,694			(10)	55,491	(11)	Nil	50,512	(12)(13)(14)
Vice President,	2001	331,356		169,538	(10)	54,152	(11)	Nil	33,979	(12)(13)(14)
Manufacturing	2000	299,295		133,344	(10)	86,998	(11)	Nil	35,136	(12)(13)(14)

Notes:

(1)	The Corporation has not issued any Restricted Shares or Restricted Share Units and does not have a “long-term incentive plan” as that term is described under applicable disclosure rules.

(2)	Unless otherwise noted, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total annual salary and bonus.

(3)	Includes housing and taxable benefit as per the Expatriate Compensation Policy, for 2002 of $84,590, for 2001 of $78,672, and for 2000 of $91,668. See “Compensation of the President and CEO”.

(4)	Mr. Faithfull is seconded from Shell International Limited and participates in Shell International’s pension plan. Except as noted, amount represents Corporation’s cost of contribution to Shell International’s pension plan for Mr. Faithfull. See “Retirement and Savings Program”. Of total reported, $1,200 is attributable to a taxable benefit.

(5)	Mr. Woods retired effective September 1, 2002.

(6)	Mr. Kilgour was appointed Senior Vice President, Resources effective July 1, 2002.

(7)	Mr. Støtvig joined Shell Canada Limited from an affiliate company as Vice President and Chief Financial Officer on July 10, 2000.

(8)	Includes housing and taxable benefit as per the Expatriate Compensation Policy, for 2002 of $59,016, for 2001 of $59,016 and for 2000 of $21,318. Also includes for 2002 and 2001 a perquisite allowance of $31,200.

(9)	Mr. Støtvig is seconded from Shell International Limited and participates in Shell International’s pension plan. Amount represents Corporation’s cost of contribution to Shell International’s pension plan for Mr. Støtvig. See “Retirement and Savings Program”.

(10)	Mr. Bojé is seconded from Shell International Limited and participates in Shell International’s Variable Pay Program which will be awarded in April 2003 and will be reported the following year. The Corporation pays for amounts awarded under this program. He does not participate in the Corporation’s Results Pay Program.

(11)	Includes housing and taxable benefit as per the Expatriate Compensation Policy, for 2002 of $49,180, for 2001 of $49,180 and for 2000 of $58,625.

(12)	Includes cash payment in lieu of airfare for trip home as per the Expatriate Compensation Policy, for 2002 of $21,179, for 2001 of $7,970 and for 2000 of $2,296.

Shell Canada Limited Management Proxy Circular 9

(13)	Mr. Bojé is seconded from Shell International Limited and participates in Shell International’s pension plan. The amount includes the Corporation’s cost of contribution to Shell International’s pension plan and cash payment, for 2002 of $6,357, for 2001 of $4,514 and for 2000 of $29,504 to compensate for a government Pension Cap Allowance for Mr. Bojé. In 2000 the Pension Cap Allowance was reported in Other Annual Compensation.

(14)	Mr. Bojé participates in Shell International’s Long-Term Incentive Program under which he was awarded options on Ordinary Shares of Shell T&T. 49,000 options were awarded for 2002, 37,200 options were awarded for 2001 and 24,900 options were awarded for 2000. These awards were not included in the compensation reported in the Summary Compensation Table.

Options and SARs

For a description of the Corporation’s Long Term Incentive Plan (the “Share Option Plan”) see “Report on Executive Compensation — Long Term Incentive Plan (Share Options)” on page 8 of this Management Proxy Circular.

The following tables present details of grants and exercises of options and related year-end values for the Named Executive Officers during 2002. Mr. Bojé does not participate in the Share Option Plan (see note 14 in the Summary Compensation Table).

Option/SAR Grants During the Most Recently Completed Financial Year

					Market Value
					of Securities
			% of Total		Underlying
	Securities		Options/SARs		Options(1)/
	Under Options/		Granted to	Exercise or	SARs on the
	SARs Granted		Employees in	Base Price	Date of Grant
Name	(#)		Financial Year	($/Security)	($/Security)	Expiration Date

T.W. Faithfull	90,000	(1)	5.73	44.70	44.70	January 29, 2012
	90,000	(2)	5.73	44.70	44.70	January 29, 2012

R.I. Woods	40,000	(1)	2.55	44.70	44.70	January 29, 2012
	40,000	(2)	2.55	44.70	44.70	January 29, 2012

N.J. Camarta	40,000	(1)	2.55	44.70	44.70	January 29, 2012
	40,000	(2)	2.55	44.70	44.70	January 29, 2012

H.I. Kilgour	20,000	(1)	1.27	44.70	44.70	January 29, 2012

S. Støtvig	35,000	(1)	2.23	44.70	44.70	January 29, 2012
	35,000	(2)	2.23	44.70	44.70	January 29, 2012

Notes:

(1)	Traditional options.

(2)	Performance based options.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

	Securities	Aggregate	Unexercised			Value of Unexercised in-the-
	Acquired	Value	Options/SARs at FY-End			Money Options/SARs at FY-End
	on Exercise	Realized	(#)			($)
Name	(#)	($)	Exercisable	/	Unexercisable	Exercisable	/	Unexercisable

T.W. Faithfull	Nil	Nil	60,000		370,000	956,335		3,611,665

R.I. Woods	6,400	245,301	66,400		172,000	1,519,872		1,698,000

N.J. Camarta	Nil	Nil	95,300		184,000	2,374,171		1,914,000

H.I. Kilgour	Nil	Nil	35,433		34,667	821,864		297,471

S. Støtvig	Nil	Nil	8,333		111,667	105,829		844,171

Retirement and Savings Program

The Corporation’s Retirement and Savings Program (including the Shell Savings Fund described below) applies to all employees of the Corporation and certain of its subsidiaries, excluding expatriates from other companies in the Royal Dutch/ Shell Group. The Program, effective for all employees up to December 31, 1993, is designed to

10 Management Proxy Circular Shell Canada Limited

provide a regular pension annuity ascertained by multiplying an individual’s average final earnings for the best five consecutive years of the last ten years of service (commencing in 2000, earnings comprises basic salary plus Results Pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by one per cent up to AFYMPE (Average Final Yearly Maximum Pensionable Earnings as set for CPP) and two per cent above AFYMPE, which is then multiplied by the number of years of accredited service (maximum 35) and by deducting from the resulting annuity the straight-life annuity that can be provided by the balance standing to the individual’s credit in the Savings Fund on account of corporate contributions and earnings thereon and by the value of any payments that the individual has elected to receive in lieu of Savings Fund contributions prior to retirement. In addition, a bridge benefit of average final earnings multiplied by one per cent up to AFYMPE multiplied by years of accredited service is payable up to and including the month of the individual’s 65th birthday.

The Shell Savings Fund is registered with the Canada Customs and Revenue Agency as a deferred profit-sharing plan. After two years completed service, the Corporation and its participating subsidiaries paid into the Fund an amount equal to a percentage of the individual’s basic salary, according to the length of accredited service; namely at a rate of five per cent during the third, fourth, fifth and sixth year of service and at a rate of ten per cent thereafter (with a maximum payment of $2,500 per year commencing in 1985) to a maximum of 35 years. Contributions to the Fund by the Corporation and its participating subsidiaries ceased effective December 31, 1993.

All employees eligible to retire prior to January 1, 1997 remain under the above outlined provisions until they retire.

Modifications to the registered pension plan part of the Program introduced January 1, 1994 have two components, a defined contribution component and a defined benefit component. Pension credit for service prior to January 1, 1994 is based on the provisions of the Program outlined in the preceding paragraphs. There are no Named Executive Officers in the defined contribution component. The defined benefit component is designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings for the best three consecutive years of the last ten years of service (commencing in 2000, earnings comprises basic salary plus Results Pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by 1.75 per cent which is then multiplied by the number of years of defined benefit accredited service from January 1, 1994 on. Pension is discounted if retirement is initiated prior to achieving age 55 and 80 points (age plus years of accredited service). Messrs. Camarta and Kilgour participate in the defined benefit component of the registered pension plan for service from January 1, 1994 as did Mr. Woods until his retirement in 2002.

An individual has the option to purchase an additional annuity ascertained by multiplying an individual’s average final earnings (commencing in 2000, earnings comprises basic salary plus Results Pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by 0.25 per cent, which is then multiplied by the number of years for which the annuity has been purchased. Premiums for the optional annuity are paid for by the individual and are based on age and years of service.

It is the Corporation’s practice to retire executives at age 60. In light of this earlier than normal retirement age, the Corporation’s Retirement and Savings Program includes the Senior Staff Retirement Plan which allows the senior executive who retires at age 60 to elect to receive either:

(i)	a lump-sum payment equal to terminal salary plus a three year rolling average of pensionable Results Pay received immediately prior to retirement date multiplied by two; or

(ii)	a supplementary pension equivalent to the straight-life annuity that can be provided by terminal salary plus a three year rolling average of pensionable Results Pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with the Corporation’s Retirement and Savings Program.

Shell Canada Limited Management Proxy Circular 11

The following table shows estimated annual benefits (assuming full Savings Fund balances are applied to an annuity as well as purchase of optional annuity if eligible) payable upon retirement from the Corporation’s Retirement and Savings Program. Annual benefits include a portion of government pension benefits payable.

Pension Plan Table(1)

	Years of Service

Remuneration(2)	15	20	25	30	35

$200,000	$60,000	$80,000	$100,000	$120,000	$140,000

250,000	75,000	100,000	125,000	150,000	175,000

300,000	90,000	120,000	150,000	180,000	210,000

350,000	105,000	140,000	175,000	210,000	245,000

400,000	120,000	160,000	200,000	240,000	280,000

450,000	135,000	180,000	225,000	270,000	315,000

500,000	150,000	200,000	250,000	300,000	350,000

550,000	165,000	220,000	275,000	330,000	385,000

(1)	Based on total Retirement and Savings Program entitlement, including bridge benefits, optional 0.25 per cent annuity and Savings Fund annuity. (see “Retirement and Savings Program”).

(2)	Calculation based on remuneration being equal to average final earnings (see “Retirement and Savings Program”). Remuneration comprises salary and up to 20 per cent of Results Pay Award (if age is 50 and age plus service equals at least 65).

The following table sets forth the years of accredited service as of December 31, 2002 for each of the Named Executive Officers:

Name of Executive Officer	Years of Accredited Service

T.W. Faithfull	Nil
R.I. Woods	33 years
N.J. Camarta	27 years
H.I. Kilgour	26 years
S. Støtvig	Nil
G. Bojé	Nil

Mr. Woods retired from Shell Canada Limited effective September 1, 2002.

Messrs. Faithfull, Støtvig and Bojé do not participate in the Corporation’s Retirement and Savings Program as they continue membership in Shell International Limited’s pension plan (see notes 4, 9, and 13 in the Summary Compensation Table).

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Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1997 in the Corporation’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Integrated Oil and Gas Index, respectively.

Compensation of Directors

All directors of the Corporation have, since 2001, been entitled to receive a basic annual retainer of $35,000, plus a $5,000 annual retainer for members of each Board committee. The director elected to be the Chairman of meetings of the Board of Directors is entitled to receive an additional $10,000 per annum. The Corporation’s committees are the Management Resources and Compensation Committee, the Nominating and Governance Committee and the Audit Committee.

Effective January 1, 2003, directors are entitled to receive:

•	a $35,000 annual retainer for serving on the Board of Directors and the director elected to be Chairman of the meetings of the Board will continue to be entitled to receive an additional $10,000 per annum;

•	for serving on the Management Resources and Compensation Committee or the Nominating and Governance Committee, a $5,000 annual retainer and the Chair of each committee will be entitled to an additional $2,000 per annum;

•	for serving on the Audit Committee, a $7,000 annual retainer and the Chair will be entitled to an additional $3,000 per annum;

•	a “per-meeting” fee for Board and committee meetings of $1,000 for personal attendance and $500 for conference call attendance.

As an employee of the Corporation, Mr. T.W. Faithfull does not receive any directors’ fees.

Directors as such do not participate in any pension, retirement or other such plan of the Corporation and it subsidiaries.

All outside directors who are not employees of the Corporation or the Parent Companies must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “Share Compensation Plan”) or the Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”).

Each director participating in the Share Compensation Plan receives fifty percent of the fees payable to him or her for serving on the Board (excluding committee fees) by way of Common Shares of the Corporation. In addition, each participating director may elect to receive any additional percentage of the Board fees and any percentage of Committee fees by way of Common Shares. The Common Shares are purchased by CIBC Mellon

Shell Canada Limited Management Proxy Circular 13

Trust Company, who acts as Custodian under the Share Compensation Plan, on the open market after the end of each calendar quarter and are credited to each participating director’s account.

The DSU Plan was introduced effective January 1, 2002. Directors participating in the DSU Plan receive fifty percent of the Board fees (excluding committee fees) in the form of deferred share units (“DSUs”). A director who elects to participate in the DSU Plan may also elect to receive any additional percentage of the Board fees and any percentage of committee fees by way of DSUs. When fees are payable (on a quarterly basis), the percentage(s) of fees elected are converted to DSUs which have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Corporation’s Common Shares. A participating director is not eligible to convert DSUs until the earliest of resignation from the Board of Directors, termination of Board service or death. Upon the happening of such event, the DSUs credited to such director are converted to cash in an amount equivalent to the market value of the Corporation’s Common Shares when the conversion is effective.

The Share Compensation Plan and the DSU Plan are administered by the Nominating and Governance Committee. All costs associated with the administration of both plans are borne by the Corporation.

REPORT OF THE AUDIT COMMITTEE

Each of the 5 members of the Audit Committee is an outside and unrelated director, as defined by the Toronto Stock Exchange guidelines on effective corporate governance. All of the Committee members have financial literacy. The Board of Directors has determined that three members of the Committee, R.W. Osborne, R. Royer and J.D. McNeil, have accounting or related financial management expertise and are qualified to be audit committee financial experts, as defined by the U.S. Securities and Exchange Commission. The Audit Committee Charter was amended by the Board of Directors on January 30, 2003 to incorporate the new requirements of the Sarbanes-Oxley Act and the regulatory authorities in Canada and the United States. A copy of the amended and restated Audit Committee Charter is attached to this Management Proxy Circular as Appendix 1.

The Committee held five meetings during 2002. During the past year, the Audit Committee:

•	Reviewed the quarterly interim Financial Statements and press releases prior to approval for public announcement and filing.

•	Approved the Financial Statements for the first nine months of 2002, pursuant to a delegation from the Board of Directors.

•	Received two reports and met with the External Auditors to discuss, inter alia, the scope, objectives and responsibilities of their audit, their assessment of the accounting, financial and management controls, results of this audit and a statement of their independence. The Committee met twice with the External Auditors separate from management.

•	Approved the engagement letter for the External Auditors, approved all non-audit services and their cost prior to commencement of the services and reviewed the 2002 audit fees prior to approval by the Board.

•	Received two reports and met with the General Auditor to discuss business control and compliance audits conducted by Internal Audit, the 2003 Internal Audit plan and the budget and staffing of Internal Audit. The Committee met twice with the General Auditor separate from management and the External Auditor.

•	Reviewed the procedures for oil and gas reserve calculations and the changes in developed and undeveloped gross proved reserves for the 2002 report.

•	Reviewed significant financial disclosure matters for the 2002 Financial Statements.

14 Management Proxy Circular Shell Canada Limited

•	Received reports on major accounting policies proposed for implementation in 2003/2004.

•	Reviewed Audit Committee governance practices, the Sarbanes-Oxley Act requirements and the corporate disclosure reporting and control process, including certification for the Chief Executive Officer and the Chief Financial Officer.

The Audit Committee reviewed with management the disclosure of stock based compensation and after careful consideration chose to adopt financial statement note disclosure commencing with the first quarter of 2002. The Corporation is of the view that note disclosure provides sufficient information to assess the financial impact of its stock option program. While recognizing that many investors support the direct expense approach, the Audit Committee supports management’s view that the recommended valuation methods require thoughtful review concerning both the method and consistency of application. Management has provided its views to the Canadian Institute of Chartered Accountants. Pending final determination by the accounting bodies, management believes that note disclosure is the most appropriate approach. The Audit Committee and management will continue to monitor this issue.

The Audit Committee has reviewed and discussed with management and the External Auditors the 2002 Annual Information Form and this Management Proxy Circular, Management’s Discussion and Analysis in the 2002 Annual Report and the Consolidated Financial Statements for the period ended December 31, 2002. Based on this review and the discussions, and the report of the External Auditors, the Audit Committee recommended to the Board of Directors the approval of the Consolidated Financial Statements for the year ended December 31, 2002, with the Auditors Report thereon, this Management Proxy Circular, the Annual Information Form for filing with the Securities Commissions in Canada and the Form 40-F for filing with the Securities and Exchange Commission in the United States.

The Committee recommended to the Board that the shareholders be asked to re-appoint PricewaterhouseCoopers LLP as the Corporation’s External Auditors for 2003.

Members of the Audit Committee

R.T. Stewart (Chairman)
K.L. Hawkins
J.D. McNeil
R.W. Osborne
R. Royer

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Liability insurance in the amount of $50,000,000 per policy year was purchased for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary. There is no lesser limit specified for any individual insured.

In 2002, the approximate amount of the insurance premium paid by the Corporation was $243,418 on an annual basis. A one year policy was purchased that will expire June 30, 2003. The premium is payable without distinction as to directors as a group or officers as a group and the total cost of the insurance is paid by the Corporation.

In respect of wrongful acts for which the Corporation is not permitted by law to indemnify an insured individual, there is no deductible. Where the Corporation is permitted to indemnify the insured, the deductible is $500,000.

Shell Canada Limited Management Proxy Circular 15

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with a specific reference to each guideline.

A complete description of the Corporation’s system of corporate governance is set out in the “Statement of Corporate Governance Practices” attached as Appendix 2 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Governance Committee and by the Board of Directors. A description of the Board Committees and their mandates is also set out in Appendix 2.

AUDITORS

Unless it is specified in a proxy that shares represented thereby be voted against or withheld from voting in respect of the appointment of auditors, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted for the appointment of PricewaterhouseCoopers LLP as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of such auditors.

PricewaterhouseCoopers LLP (formerly Price Waterhouse) have been the auditors of the Corporation for the past 5 years and were first appointed in 1925.

The percentage of votes required for the approval of the appointment of the auditors and the authorization of directors to fix the remuneration of the auditors is a simple majority of the votes cast in person and by proxy.

For each of 2002 and 2001, the following fees were approved for or paid to PricewaterhouseCoopers LLP:

	Year Ended December 31	Year Ended December 31
	2002	2001

Audit services	$700,000	$651,000
Audit-related services	12,000	5,000
Tax services	165,000	350,000
Other services	98,000 (1)	1,272,000 (2)

Total	$975,000	$2,278,000

Notes:

(1)	Software licensing fees.

(2)	Management consulting and software licensing fees.

Representatives of PricewaterhouseCoopers LLP are planning to attend the Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

APPROVAL OF BY-LAW NO. 57

The Corporation’s rules of internal governance for the transaction of its business and affairs are contained in By-Law No. 55. The shareholders of the Corporation confirmed By-Law No. 55 on April 27, 1978 and various amendments were confirmed on April 30, 1981 (collectively, “By-Law No. 55”).

In November 2001 the federal government approved certain amendments to the Canada Business Corporations Act (“CBCA”) and the associated regulations. As a result, the Board of Directors took the opportunity to review By-Law No. 55 and determined that a number of changes would be appropriate to conform to both the amended legislation and other governance principles. In particular, the following areas for substantive change were identified:

•	Electronic Communications — The Corporation should be permitted, but not required, to hold meetings with the use of electronic communication facilities and to enable shareholders to vote by electronic means;

•	Audit Committee — The Audit Committee should be comprised entirely of outside directors;

16 Management Proxy Circular Shell Canada Limited

•	Committees of Directors — A committee of directors need not be comprised of a majority of resident Canadians; and

•	Indemnity of Directors and Officers — The range of activities to which indemnities may be offered should be broadened to be consistent with the indemnities now available under the amended CBCA.

On March 13, 2003 the Board of Directors approved By-Law No. 57, an amended and restated version of By-Law No. 55, to address these and other changes. Shareholders are directed to the full blacklined text of By-Law No. 57 attached as Appendix 3 to this Management Proxy Circular for a complete review of these changes.

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to confirm By-Law No. 57 and to repeal By-Law No. 55 in the form attached as Appendix 4 to this Management Proxy Circular, subject to such amendments, variations or additions as may be approved at the Meeting. The ordinary resolution must be passed by a majority of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. The Board of Directors may revoke the resolution before it is acted upon without further approval of the shareholders if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.

2004 ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals must be received in the office of the Secretary of the Corporation by December 14, 2003 to be considered for inclusion in the Management Proxy Circular and form of proxy for the 2004 Annual Meeting of Shareholders.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon request and without charge from the Corporation’s Secretary: the Corporation’s Annual Information Form for 2002, the Corporation’s 2002 Annual Report to Shareholders containing the comparative consolidated financial statements for 2002 together with the auditors’ report thereon and Management’s Discussion and Analysis, interim financial statements for periods subsequent to December 31, 2002 and this Management Proxy Circular.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the directors of Shell Canada Limited.

Dated: March 13, 2003

H. W. Lemieux
Secretary

Shell Canada Limited Management Proxy Circular 17

APPENDIX 1

         SHELL CANADA LIMITED

         AUDIT COMMITTEE CHARTER
         (as amended and restated on January 30, 2003)

PURPOSE

The purpose of this Charter is to set out the role of the Audit Committee (“Committee”) and the responsibilities and duties delegated to it by the Board of Directors (“Board”). The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing financial information, establishing systems of internal financial and business controls, and the audit process.

The Committee’s objectives are to:

•	Serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal financial and business control system

•	Review the effectiveness of the overall process for identifying and managing principal business risks and the adequacy of the related disclosure

•	Review and assess the audit findings of the Corporation’s external and internal auditors

•	Provide an open avenue for communication between the external auditors, management, the internal auditors and the Board

While performing the duties of the Committee, as described in this Charter, the members of the Committee will be guided by the understanding that its role is to provide meaningful and effective oversight and counsel to the Corporation’s management, without assuming responsibility for management’s day-to-day duties. The Committee, while exercising constructive skepticism, will rely on the financial reporting expertise and judgement of full time managers and accounting professionals. The Committee shall act within the scope of its authority upon the matters referred to below, but may submit recommendations on specific matters at its discretion to the Board for decision. In addition, the Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes for approval.

MEMBERSHIP

The Committee shall be appointed by the Board at the first meeting of the Board following the Annual Meeting of shareholders and shall consist of such number of directors as determined by the Board but not less than three. Each member shall be an outside(1) and unrelated(2) director, as defined by the Toronto Stock Exchange guidelines.

(1)	A director who is not an officer or employee of the corporation or any of its affiliates.

(2)	A director who is independent of management and is free from any relationship that could materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

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In an effort to foster a diverse Committee, members may have a background in other areas other than finance, but at least three of the Committee members shall have financial literacy(3) and at least one member of the Committee shall have accounting or related financial management expertise(4) and be considered an audit committee financial expert(5). The designation of an individual as an “audit committee financial expert” does not impose any duties, obligations or liability on that individual that are greater than those imposed on that individual as a member of the Committee nor does such designation affect the duties, obligations or liability of any other member of the Committee or the Board.(6)

The Board shall choose one of the Committee members to be Chairman and, unless otherwise ordered by the Committee, the Secretary or an Assistant Secretary of the Corporation shall be the Secretary of the Committee. The Board may from time to time, in its discretion, remove members of the Committee and appoint other members.

MEETINGS

The Committee shall meet at least four times annually, normally in conjunction with a Board meeting, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee shall also meet with the internal auditors, management and the external auditors in separate executive sessions to discuss matters privately.

MINUTES

Decisions of the Committee shall be evidenced by resolutions passed at the meetings of the Committee and recorded in the minutes of such meeting or by an instrument in writing signed by all the members of the Committee and such resolutions shall constitute authority for appropriate action by management.

A copy of the minutes of each meeting of the Committee or a copy of any instruments in writing evidencing decisions of the Committee shall be transmitted promptly by the Secretary of the Committee to each member of the Committee, to the Corporation’s Chief Financial Officer, the Controller, the General Auditor and the external auditors.

REPORT TO THE BOARD

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee or following the signing of any instrument in writing evidencing a decision or recommendation of the Committee.

RULES AND PROCEDURES

The Committee shall fix its own rules and procedures from time to time (subject to any specific instructions given by the Board) and shall meet where and as provided by such rules, but in every case the presence of a majority of the members of the Committee shall be necessary to constitute a quorum.

(3)	Defined by the American Stock Exchange as the ability to read and understand fundamental financial statements.

(4)	The ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

(5)	Defined by the Securities and Exchange Commission in the rules adopted to implement section 407 of the Sarbanes-Oxley Act of 2002 as a person who has (1) an understanding of financial statements and generally accepted accounting principles; (2) an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (4) an understanding of internal controls and procedures for financial reporting; and (5) an understanding of audit committee functions.

(6)	As provided in the rules adopted by the Securities and Exchange Commission to implement section 407 of the Sarbanes-Oxley Act of 2002.

Shell Canada Limited Management Proxy Circular 19

AUTHORITY TO ENGAGE ADVISERS

The Committee shall have the authority to engage outside advisers, including counsel, as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such adviser, as determined by the Committee in its capacity as a committee of the Board.

REPORT IN MANAGEMENT PROXY CIRCULAR

The Committee shall include in the Management Proxy Circular each year a report to shareholders on the Committee’s activities in satisfying its responsibilities during the year in compliance with this Charter.

The Committee’s Charter shall be disclosed at least triennially in the Management Proxy Circular and in the next Management Proxy Circular following any significant amendments to this Charter.

RESPONSIBILITIES AND DUTIES

In addition to the above responsibilities the Committee shall deal with the following matters:

A.  Financial Reporting and Process Review

1.	Review changes in accounting principles and practices followed by the Corporation, and discuss accounting and reporting rules and proposals of regulatory bodies with management and the external auditors

2.	Review the annual financial reports and other documents containing financial information that is likely to be material and recommend approval to the Board prior to submission to securities commissions as required by any regulatory authority

3.	Review the interim financial statements for each interim period in a financial year prior to public announcement and filing with securities commissions

4.	Approve the interim financial statements for the first nine months of a financial year prior to public announcement, filing with securities commissions and delivery to security holders, and for any other interim period in a financial year if a meeting of the Board will not be held prior to public announcement

5.	Satisfy itself that there are no unresolved issues between management and the Corporation’s external auditors or other difficulties encountered by the external auditors that could affect the financial statements

B.  Internal Financial and Business Controls

1.	Review with the internal auditors the objectives and goals, staffing plans and financial budget of the department

2.	Review and approve the internal auditors’ mandate, including internal audit’s purpose, authority and responsibility

3.	Review with management the quality and depth of staffing and, if appropriate, recommend the appointment or replacement of the General Auditor

4.	Meet the General Auditor, either at the request of the General Auditor or on its own initiative, to discuss significant audit findings and management’s response

5.	Receive from management an overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting

6.	Assess the effectiveness of the overall system of internal controls and the process for identifying and managing principal business risks and provide its view to the Board

20 Management Proxy Circular Shell Canada Limited

7.	Review with management and external auditors compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and review any significant or unusual transactions or questionable payments which have come to their attention

8.	Review the Corporation’s procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend that an additional or replacement complaints procedure be established

9.	Review annually the expenses of the President

C.  External Auditors

1.	Meet the external auditors independently of management, either at the request of the external auditors or on its own initiative, to consider matters, both qualitative and quantitative, which the external auditors believe should be brought to the attention of the Board or shareholders

2.	Review and approve the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of such services

3.	Specify the categories of non-audit services that the external auditors are prohibited from providing to the Corporation

4.	Review the external auditors’ evaluation of the Corporation’s internal control systems and procedures

5.	Review the external auditors’ engagement letter and estimated and final compensation for each approved service

6.	On an annual basis, review and discuss with the external auditors all significant relationships the external auditors have with the Corporation to establish independence

7.	Require the external auditors to submit a formal written statement delineating all relationships between the external auditors and the Corporation

8.	Review the performance of the external auditors and if appropriate recommend the replacement of the external auditors

9.	Recommend to the Board the selection of the external auditors with special considerations for independence and effectiveness

D.  Disclosure of Oil and Gas Reserves Data

The Committee shall have the general responsibility for the review of the procedures for the disclosure of oil and gas reserves in documents to be filed under Canadian Securities legislation. In meeting this responsibility, the Committee shall:

1.	Review the Corporation’s procedures for providing information to the internal and, if applicable, the independent evaluator;

2.	Meet with the internal and, if applicable, the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the reserves;

3.	If an independent evaluator is appointed, review the appointment of the independent evaluator and, if there is a proposal to change the independent evaluator, inquire as to the reason and whether there have been disputes with management;

Shell Canada Limited Management Proxy Circular 21

4.	Review the reconciliations of changes in Proved Oil and Gas Reserve Quantities and Changes in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities;

5.	Review the Reserves Data with management and the internal evaluator and, if applicable, the independent evaluator, and recommend approval to the Board prior to filing with securities commissions; and

6.	Review the Corporation’s procedures for reporting other information associated with oil and gas producing activities.

In addition, the Committee shall perform any other responsibilities that may be delegated to it by the Board from time to time.

It is recognized that the Committee will be acting only within the terms of this Charter set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Canada Business Corporations Act or the By-laws of the Corporation.

22 Management Proxy Circular Shell Canada Limited

APPENDIX 2

         STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

1.	Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:

	(a) adoption of a strategic planning process	Yes	The Board oversees the development of the five year financial/strategic plan, which is presented annually to the Board for review and approval of the Capital Budget for the following year.

(b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks	Yes	• A Risk Based Control Assessment process has been adopted to identify significant risks. The risk assessment matrix is reviewed on an annual basis with the Board.

•    All new projects include risk assessments on cost, schedule, technology, economics and the sustainable development aspects of the project. Peer reviews are conducted on major projects.

•   The five year financial plan includes a review of revenue, capital expenditures, economic premises and sensitivities and the financing capabilities of the Corporation.

•     A management system for Health, Safety and Environment is in place.

•       ISO 14001 registration of Environmental Management has been granted to all key operating facilities.

•     Audits on Health, Safety and Environment and asset integrity are conducted regularly.

•      Financial control, business processes and management information systems are in place and monitored by internal audit, the external auditor and the Audit Committee.

•    The Board receives quarterly reports on Health, Safety and Environment, commodities price risk management and interest rate and currency risk management.

• Annual assurance letters on Health, Safety and Environment, the General Business Principles and Code of Ethics and a wide range of business procedures, policies and practices are provided to the Board by the President and CEO.

Shell Canada Limited Management Proxy Circular 23

Is Shell
Canada
Corporate Governance Guideline	Aligned?	Comments

(c) succession planning, including appointing, training and monitoring senior management	Yes	The Management Resources and Compensation Committee oversees the implementation of succession plans and management development processes and reports to the Board at least annually. The Committee, in consultation with the President and CEO, recommends candidates to the Board for election as officers.

(d) communications policy	Yes	• The Board has adopted a Corporate Disclosure Policy based on the guidelines of “National Policy 51-201 Disclosure Standards” of the Canadian Securities Administrators and the Toronto Stock Exchange “Policy Statement on Timely Disclosure” and “Electronic Communications Disclosure Guidelines”. The policy provides guidance on disclosing material information, confidentiality, equal dissemination of information to investors and analysts, electronic communications and employee trading. The Policy is administered by a committee of senior management and is reviewed at least annually.

• Shareholder communications are available in English and French. Inquiries from investors, media or the public are responded to by Investor Relations, Public Affairs, Corporate Secretary or the appropriate members of senior management. Shell Canada has a toll free number for customers and public inquiries.

• The Audit Committee and the Board review the press releases for quarterly interim financial results, and other press releases containing material information, prior to their release.

(e) integrity of internal control and management information systems	Yes	• The Audit Committee oversees and reviews the internal control and management information systems. The Committee meets at least twice a year to receive reports and review the integrity of the systems with management and the internal and external auditors, and reports to the Board.

• The annual assurance letter to the Board from the President and the Chief Financial Officer includes a statement on the integrity of the internal control and management systems.

• The Audit Committee meets at least twice a year with the internal and external auditors, independently of management.

24 Management Proxy Circular Shell Canada Limited

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

• The Board reviews and approves the financial statements prior to public release and filing, unless the approval has been delegated to the Audit Committee.

• The Chief Executive Officer and the Chief Financial Officer will be providing Certificates prescribed by the Sarbanes-Oxley Act.

2.	Majority of the board of directors should be unrelated directors	Yes	All of the current and proposed directors, except T.W. Faithfull, President and Chief Executive Officer, are “unrelated directors”.

3.	Annual analysis of the determination of whether:

		Director	Unrelated	Outside

(a) each Board member is an “unrelated director”. An “unrelated director” is a director who is independent of management and is free from any interest, and any business or other relationship which could materially interfere with his or her ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.	Yes	T.W. Faithfull D.H. Burney I.J. Goodreau K.L. Hawkins D. Kerr J.D. McNeil R.W. Osborne R. Royer * P.D. Skinner N.C. Southern * R.M. Sprague R.T. Stewart * J.J. van der Veer	no yes yes yes yes yes yes yes yes yes yes yes yes	no yes yes yes yes yes yes yes yes yes yes yes yes

An “outside director” is a director who is not a member of management.	* Messrs. Skinner, Sprague and van der Veer are related to the significant shareholder. Relationships with the Corporation

None of the unrelated or outside directors have received remuneration from the Corporation, other than directors’ fees.	In the ordinary course of business, the Corporation and its subsidiaries enter into transactions involving other companies with which a director may have a relationship. If any transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

Mr. Hawkins is a director of TransCanada Pipelines Limited. The Corporation has an agreement with an affiliate of TransCanada Pipelines Limited for the supply of electric power in connection with an Alberta Power Purchase Arrangement.

Shell Canada Limited Management Proxy Circular 25

Is Shell
Canada
Corporate Governance Guideline	Aligned?	Comments

Mr. McNeil is a director of Sun Life Assurance Company of Canada. In 2002 the Corporation selected a Sun Life affiliated company to provide administrative services together with a selection of investment funds for the Defined Contribution Segment of the Corporation’s Pension Plan. The selection was based on a competitive bid process conducted by the Corporation’s Benefit Administration Group and the Pension Plan Trustees.

Ms. Southern is an officer and director of ATCO Companies. ATCO companies provided camp facilities for the Athabasca Oil Sands Project (“AOSP”), and own a natural gas pipeline providing natural gas as well as two cogen plants providing electricity to the AOSP. The contracts were awarded on a competitive commercial basis approved by all three owners of the AOSP.

Mr. R.T. Stewart and Ms. I.J. Goodreau are directors of B.C. Gas Inc. B.C. Gas Inc. indirectly owns Terasen Pipelines (Corridor) Inc., which owns the pipeline that transports bitumen and diluent for the AOSP between the Muskeg River Mine and the Scotford Upgrader. The contract was awarded on a commercial and competitive basis approved by all three owners of the AOSP.

Mr. R.W. Osborne is President and Chief Executive Officer of Ontario Power Generation Inc. and a director of Air Canada. The Corporation purchases power from Ontario Power Generation Inc. and sells aviation fuel to Air Canada.

The Board believes that these transactions do not affect the unrelated director status of any of these directors.

(b) the Board is constituted with the appropriate number of directors who are not related to either the Corporation or the significant shareholder	Yes	Except for T.W. Faithfull, President and Chief Executive Officer, and P.D. Skinner, R.M. Sprague, and J.J. van der Veer, who are related to the significant shareholder of the Corporation, all of the other eight current and proposed directors are not related to either the Corporation or the significant shareholder. The Board believes this is an appropriate number to fairly reflect the minority shareholder investment in the Corporation. The significant shareholder holds approximately 78% of the equity and voting rights.

26 Management Proxy Circular Shell Canada Limited

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

4.	Appoint a Board Committee:

	(a) comprised exclusively of outside directors, the majority of whom are unrelated directors	Yes	All members of the Nominating and Governance Committee are outside and unrelated directors.

	(b) responsible for proposing new nominees to the Board and assessing directors’ performance; and	Yes	The Nominating and Governance Committee has the mandate to determine the criteria and to assist the President and CEO in selecting new nominees for the Board, and to assess directors’ performance.

5.	Implement a process to assess the effectiveness of the Board, the Board committees and the contribution of individual directors	Yes	The Nominating and Governance Committee:

•    annually reviews the performance of the Board and its committees.

•     annually reviews membership of the committees and makes recommendations to the Board on appointments to the committees.

• reviews and makes recommendations to the Board on the mandates of the committees of the Board.

• conducts a survey of all directors to assist in the assessment of the performance of the Board, its committees and individual directors, and to monitor the relationship between management and the Board. In 2002 the Chair of the Committee interviewed all directors and requested input from senior management and reported his findings to the Committee and the Board. Several changes to Board meeting procedures were implemented as a result. The Committee has also used a written survey of all directors every second year to assist it in the assessment process.

• makes recommendations on corporate governance.

6.	Provide an orientation and education program for new recruits to the Board	Yes	• New Board members receive a minimum two day orientation program, including a visit to some major operating facilities. Specific topics of interest are presented in more detail, upon request.

• General topics related to the businesses and the industry are presented at Board meetings.

Shell Canada Limited Management Proxy Circular 27

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

7.	Consider whether Board size is appropriate	Yes	The current size of the Board is ten directors. The Board is being increased in size in 2003 from ten to eleven directors to facilitate succession planning for retirements. The Board intends to revert back to ten directors in 2004. The Board does not believe its size needs to be reduced further. This is an effective size to allow a diversity of business experience for the size of the Corporation and the range of its businesses as an integrated oil and gas company, while still achieving efficient and effective decision making.

8.	Review directors’ compensation in light of risks and responsibilities involved	Yes	It is the mandate of the Nominating and Governance Committee to review and determine the appropriate remuneration to be paid to directors for sitting on the Board and its committees. Reviews are conducted every two or three years. The Committee approved an increase in directors’ fees effective January 1, 2003.

9.	Committees should generally be composed of outside directors, a majority of whom are unrelated directors	Yes	All members of the committees of the Board are outside and unrelated directors and not related to the Corporation or its significant shareholder.

10.	Every Board or a committee of the Board should assume responsibility for corporate governance	Yes	The Nominating and Governance Committee has the mandate to review and make recommendations to the Board on corporate governance. The Committee reviews the Corporation’s corporate governance on a regular basis against “best practices”.

11.	(a) Define limits to management’s responsibilities by developing descriptions for:

	(i) the Board	Yes	The mandate of the Board of Directors of the Corporation is to assume responsibility for the stewardship of the Corporation. All of the key elements recommended by the TSX guidelines are included in the Board’s mandate. The Board monitors and supervises the business and affairs of the Corporation with a focus on what is in the best interests of the Corporation, and consistent with enhancing shareholder value. The Board has delegated authority (including financial) to the President and CEO, subject to specified limitations. Any action in excess of these limitations must be submitted to the Board for its approval. Any responsibility that has not been delegated to the President and CEO, or to a committee of the Board, remains with the Board.

28 Management Proxy Circular Shell Canada Limited

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

	(ii) the CEO	Yes	There is a written position description for the President and CEO. The Management Resources and Compensation Committee has the mandate to determine the terms of employment and the compensation of the President and CEO, to develop annual corporate objectives for the President and CEO and to assess his or her performance against those objectives.

	(b) Board approves CEO’s corporate objectives	Yes	The Board annually reviews and approves the President and CEO’s corporate objectives established by the Management and Resources Compensation Committee and the assessment of his or her performance against those objectives.

12.	Establish appropriate structures and procedures to enable the Board to function independently of management	Yes	• The President and CEO is a separate role from the Chairman of the meetings of the Board, who is not a member of management.

• The Board monitors and supervises the management of the Corporation, but expects senior management to be responsible for the day to day management. The Board expects management to manage the Corporation in a manner that enhances shareholder value, is consistent with the highest level of integrity and within the law.

• Management is expected to execute the Corporation’s long term financial plan and to meet performance goals and objectives. At the invitation of the Board, members of senior management attend Board meetings and provide reports to the Board on the financial and operating (including health, safety and environment) performance of the Corporation.

• The Board meets without management (including the President and CEO who is a director) present at the end of each meeting.

13.	(a) Establish an Audit Committee with a defined mandate	Yes	The Board adopted a revised Audit Committee Charter in 2002 based on best practices. The Charter has been amended in 2003 to include the new requirements of the Sarbanes-Oxley Act and the regulatory authorities in Canada and the United States. The Charter includes the following roles and responsibilities:

• reviewing the annual audited financial statements and the Auditors’ Report, prior to submission to the Board for approval.

• reviewing all quarterly interim financial reports prior to public announcement and filing.

Shell Canada Limited Management Proxy Circular 29

Is Shell
Canada
	Corporate Governance Guideline	Aligned?	Comments

• approving the financial statements prior to public release for the first nine months of the financial year and any time public release is made prior to a meeting of the Board.

• reviewing the scope of external and internal audits.

• reviewing and discussing accounting and reporting policies and changes in accounting principles.

• assessing the effectiveness of the overall system of internal controls and the process for identifying principal business risks.

• meeting with the internal and external auditors independently of management of the Corporation.

• approving the external auditor’s engagement letter and all audit and non-audit work conducted by the external auditor.

• reviewing the procedures for the disclosure of oil and gas reserves.

	(b) All members should be unrelated directors	Yes	All members are outside and unrelated directors.

	(c) All members should be financially literate and at least one member should have accounting or related financial expertise	Yes	All members of the Audit Committee have the ability to read and understand a balance sheet, an income statement and a cashflow statement. Three of the members have accounting or related financial expertise – Mr. Osborne and Mr. Royer are Chartered Accountants, and Mr. McNeil is a Certified Financial Analyst.

14.	Implement a system to enable individual directors to engage an outside advisor at the Corporation’s expense, subject to the approval of an appropriate Committee of the board	Yes	An individual director may engage an outside advisor at the Corporation’s expense with the approval of the Nominating and Governance Committee. The Audit Committee is authorized to retain outside advisors.

30 Management Proxy Circular Shell Canada Limited

Attendance of Directors

The Board held 9 meetings during 2002. All directors attended 6 of the 9 meetings and each of the remaining 3 meetings had one director absent. There was 100% attendance at 9 of the 12 meetings held by the three committees of the Board. Each of the remaining 3 meetings had one member absent.

Committees of the Board of Shell Canada Limited

The Board has three committees: the Audit Committee, the Management Resources and Compensation Committee and the Nominating and Governance Committee. All members of the committees are outside directors and unrelated to the Corporation.

         Audit Committee

The members of the Audit Committee are R.T. Stewart (Chairman), K.L. Hawkins, J.D. McNeil, R.W. Osborne, and R. Royer.

The committee’s mandate includes:

•	reviewing the annual audited financial statements and the Auditors’ Report on the statements prior to submission to the Board for approval;

•	reviewing the interim financial statements for each interim period in the financial year prior to public announcement and filing;

•	approving the interim financial statements for the first nine months of the financial year prior to public announcement and filing, and for any other interim period in a financial year if a meeting of the Board will not be held prior to the announcement;

•	reviewing the scope of external and internal audits;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	assessing the effectiveness of the Corporation’s internal control systems and procedures, and the process for identifying principal business risks;

•	reviewing compliance with the Corporation’s Statement of General Business Principles and Code of Ethics;

•	reviewing and approving the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of the services;

•	reviewing annually all significant relationships between the external auditors and the Corporation to establish independence;

•	meeting with the internal and external auditors independently of management of the Corporation; and

•	reviewing the procedures for the disclosure of oil and gas reserves and the Reserves Data prior to Board approval and filing.

The Audit Committee held five meetings in 2002.

         Management Resources and Compensation Committee

The members of the Management Resources and Compensation Committee are J.D. McNeil (Chairman), D.H. Burney, R.W. Osborne, R. Royer, and N.C. Southern.

The committee’s mandate includes:

•	determining compensation and terms of employment for senior executives, including stock option and incentive programs;

•	approving pension and benefit plans of the Corporation;

Shell Canada Limited Management Proxy Circular 31

•	reviewing executive succession and development plans and recommending to the Board candidates for appointment as officers of the Corporation;

•	assessing at least annually the performance of the President and CEO and determining his or her compensation and terms of employment.

The Management Resources and Compensation Committee held five meetings in 2002.

         Nominating and Governance Committee

The members of the Nominating and Governance Committee are K.L. Hawkins (Chairman), D.H. Burney, N.C. Southern and R.T. Stewart.

The committee’s mandate includes:

•	determining criteria for being a director and assisting the President and CEO in selecting new candidates for the Board;

•	reviewing and recommending to the Board criteria related to the tenure of directors;

•	annually reviewing the performance of the Board, its committees and individual directors;

•	annually reviewing memberships of the committees and making recommendations to the Board on appointments to the committees;

•	reviewing and making recommendations to the Board on the mandates of committees of the Board;

•	determining remuneration to be paid to directors for sitting on the Board and committees;

•	reviewing and making recommendations to the Board on corporate governance;

•	administering the Director Share Compensation Plan and the Deferred Share Unit Plan.

The Nominating and Governance Committee held three meetings in 2002.

32 Management Proxy Circular Shell Canada Limited

APPENDIX 3

SHELL CANADA LIMITED

BY-LAW NO. 57~~5~~

~~(As amended to April 30, 1981)~~

A By-law Relating Generally

to the
Transaction of the Business and Affairs
of the Corporation

Shell Canada Limited Management Proxy Circular 33

INDEX

INTERPRETATION
1.	Interpretation

DIRECTORS
2.	Number
3.	Quorum
4.	Election
5.	Action by the Board
6.	Meeting Participation by Electronic Means~~Telephone~~
7.	Meetings
8.	Notice of Meeting
9.	First Meeting of a New Board
10.	Voting
11.	Remuneration of Directors

COMMITTEES
12.	~~Committee of Directors~~Audit Committee
13.	Committee of Directors~~Transaction of Business~~
14.	Transaction of Business~~Advisory Committees~~
~~15.~~	~~Audit Committee~~
~~16.~~	~~Procedure~~

PROTECTION OF DIRECTORS AND OFFICERS
15~~7~~.	Limitation of Liability
16~~8~~.	Indemnity of Directors and Officers

SHAREHOLDERS’ MEETINGS
17~~9~~.	Annual Meetings
18~~20~~.	Special Meetings
19.	Meeting by Electronic Means
20~~1~~.	Notice of Meetings
21~~2~~.	Chairman, Secretary and Scrutineers
22~~3~~.	Quorum
23~~4~~.	Joint Shareholders
24~~5~~.	Votes to Govern
25~~6~~.	Show of Hands
26~~7~~.	Ballots
27.	Electronic Voting
28.	Adjournment

OFFICERS
29.	Officers
30.	Appointment~~Election~~ and Term of Office
31.	Removal
32.	Resignations, Vacancies
33.	Salaries

34 Management Proxy Circular Shell Canada Limited

34.	President
35.	Chief Financial Officer
36~~5~~.	Vice-Presidents
37~~6~~.	Secretary
38~~7~~.	Assistant Secretaries
39~~8~~.	Treasurer
40~~39~~.	Assistant Treasurers
41~~0~~.	Controller
42~~1~~.	Additional Officers
43~~1~~.	~~A.~~Divisions

EXECUTION OF INSTRUMENTS
44~~2~~.	Signing Officers
45~~3~~.	Execution of Powers of Attorney
46~~4~~.	Voting Shares and Securities in other Bodies Corporate
47~~5~~.	Additional Signing Officers
48~~6~~.	Cheques, Drafts, etc.

SHARES AND TRANSFERS
49~~47~~.	Allotment
50~~48~~.	Share Certificates
51~~49~~.	Replacement of Share Certificates
52~~0~~.	Joint Shareholders
53~~1~~.	Deceased Shareholders

DIVIDENDS AND FINANCIAL YEAR
54~~2~~.	Dividends
55~~3~~.	Dividend Cheques
56~~4~~.	Non-receipt of Cheques
57~~5~~.	Unclaimed Dividends
58~~6~~.	Financial Year

DISCLOSURE OF INFORMATION
59~~7~~.	Corporation’s Business
60~~58~~.	Corporation’s Books
61~~59~~.	Admission to Meetings

NOTICES
62~~0~~.	Method of Giving Notice
63~~1~~.	Signature to Notices
64~~2~~.	Notice to Joint Shareholders
65~~3~~.	Computation of Time

Shell Canada Limited Management Proxy Circular 35

66~~4~~.	Omissions and Errors
67~~5~~.	Persons Entitled by Death or Operation of Law
68~~6~~.	Waiver of Notice

BORROWING AND SECURITIES
69~~7~~.	Borrowing Power

EFFECTIVE DATE AND REPEAL
70~~68~~.	Effective Date
71~~69~~.	Repeal

36 Management Proxy Circular Shell Canada Limited

BE IT ENACTED AND IT IS HEREBY ENACTED as a By-Law of SHELL CANADA LIMITED (herein called the “Corporation”) as follows:

INTERPRETATION

1.  Interpretation:

In this b~~B~~y-law and all other by-laws of the Corporation words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders; words importing persons include bodies corporate, partnerships and aggregates of persons; “board” means the board of directors of the Corporation; “Act” means the Canada Business Corporations Act, R.S.C. 1985~~74-75~~, Chapter C-44~~33~~ as amended or replaced from time to time~~or any Act that may hereafter be substituted therefor~~; “regulations” means any regulations promulgated under the Act as amended or replaced from time to time; ~~and~~“articles” means the restated articles of incorporation~~continuance~~ attached to the restated certificate of incorporation~~continuance~~ issued to the Corporation under the Act as amended or restated from time to time; and “By-law 55” means By-law 55 of the Corporation, as amended. Save as aforesaid and unless the context otherwise so requires, words and expressions defined in the Act have the same meanings when used herein.

DIRECTORS

2.  Number:

The board shall consist of such number of directors as may be fixed from time to time by the board, not being less than eight nor more than fifteen directors.

3.  Quorum:

The quorum for any meeting of the board shall be two directors.

4.  Election:

The election of directors shall take place at each annual meeting of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

5.  Action by the Board:

The board shall manage, or supervise the management of, the business and affairs of the Corporation. The board may transact business at a meeting at which a quorum is present, including~~at~~ a meeting held pursuant to Section 6 of this by-law, or by a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

6.  Meeting Participation by Electronic Means~~Telephone~~:

If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that~~such telephone or other communications facilities as~~ permits all participants~~persons participating in the meeting~~ to communicate adequately with~~hear~~ each other during the meeting.~~, and a~~ A director participating in such a meeting by such means is deemed to be present at the meeting.

Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Shell Canada Limited Management Proxy Circular 37

7.  Meetings:

Meetings of the board shall be held from time to time at such place, at such time and on such day as the board, the President or any two directors may determine, and the Secretary or an Assistant Secretary shall call meetings when thus directed or authorized.

8.   Notice of Meeting:

Notice of the time and place of each meeting of the board shall be given to each director not less than two days before the day when the meeting is to be held.

9.   First Meeting of a New Board:

It shall not be necessary to give notice of the first meeting of the board to be held following the election of directors at a shareholders’ meeting, if a quorum of directors be present at the meeting. At that meeting, and if and so often as there is a vacancy, the board shall elect a chairman who shall preside at all meetings of the board at which he is present and shall have such other powers and duties as may from time to time be assigned to him by the board.

10.  Voting:

Questions arising at any meeting of the board shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting, in addition to his original vote, shall have a second or casting vote.

11.  Remuneration of Directors:

A director shall be paid such remuneration, if any, as the board may from time to time determine. In addition, the board may from time to time pay special remuneration out of the funds of the Corporation to any director who performs any special work or service for the Corporation outside the work or services ordinarily required of a director of the Corporation. A director shall also be reimbursed for his out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance of his duties.

COMMITTEES

12.  Audit Committee:

The board shall appoint annually an audit committee of not fewer than three directors, none of whom may be an officer or employee of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Act and as delegated by the board.

13~~2~~. Committee of Directors:

The board may appoint one or more other~~a~~ committees of directors, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, the board~~a committee of directors~~ has no authority to delegate~~exercise~~. ~~A majority of the members of such committee shall be resident Canadians.~~

14~~3~~. Transaction of Business:

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure. The powers of a committee of directors may be exercised by a meeting at which a quorum is present, including~~at~~ a meeting held pursuant to ~~s~~Section 6 of this by-law, or by a resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.

38 Management Proxy Circular Shell Canada Limited

~~14.  Advisory Committees:~~

~~The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.~~

~~15.  Audit Committee:~~

~~The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.~~

~~15.  Procedure~~

~~Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.~~

PROTECTION OF DIRECTORS AND OFFICERS

15~~7~~. Limitation of Liability:

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations~~thereunder~~ or from liability for any breach thereof.

16~~8~~. Indemnity of Directors and Officers:

(1)	~~(1) Except in respect of an action by or on behalf of the Corporation to procure a judgment in its favour, t~~The Corporation shall indemnify every director ~~and~~or officer of the Corporation, every former director ~~and~~or officer of the Corporation and every individual~~person~~ who acts or acted at the Corporation’s request as a director or officer, or any individual acting in a similar capacity, of another entity~~a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives~~, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual~~him~~ in respect of any civil, criminal, ~~or~~ administrative, investigative~~action~~ or other proceeding in which the individual is involved because of that individual’s association with the Corporation or other entity~~to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if~~.

(2)	The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

Shell Canada Limited Management Proxy Circular 39

(3)	The Corporation shall not indemnify an individual under subsection (1) unless:

(a)	the individual~~he~~ acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual~~he~~ had reasonable grounds for believing that the individual’s~~his~~ conduct was lawful.

(~~2~~4)	The Corporation shall with the approval of a court indemnify every individual~~person~~ referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual~~he~~ is made a party because of the individual’s association with~~by reason of being or having been a director or an officer of~~ the Corporation or other entity as described in subsection (1)~~,~~ against all costs, charges and expenses reasonably incurred by the individual~~him~~ in connection with such action, if the individual~~he~~ fulfil~~l~~s the conditions set out in subsection (3)~~paragraphs 1(a) and (b)~~.

(5)	Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in subsection (1), if the individual seeking indemnity:

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfils the conditions set out in subsection (3).

SHAREHOLDERS’ MEETINGS

17~~9~~. Annual Meetings:

The annual meeting of shareholders shall be held at such time in each year and at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

18~~20~~. Special Meetings:

The board may call a special meeting of shareholders at any time.

19. Meeting by Electronic Means:

(1)	The board may in its sole discretion determine that any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in such a meeting by such means is deemed to be present at the meeting.

(2)	If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

40 Management Proxy Circular Shell Canada Limited

20~~1~~. Notice of Meetings:

Notice of the time and place of each meeting of shareholders shall be given not less than twenty-one days nor more than six~~fif~~ty days before the date of the meeting.

21~~2~~. Chairman, Secretary and Scrutineers:

The chairman of any meeting of shareholders shall be the President, or, in his absence, the Chief Financial Officer or a Vice-President. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting.

22~~3~~. Quorum:

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person each being a shareholder entitled to vote thereat or a duly appointed proxyholder for a shareholder so entitled, and together holding or representing by proxy not less than a majority of the outstanding shares of the Corporation entitled to a vote at the meeting, which quorum shall be present throughout the meeting.

23~~4~~. Joint Shareholders:

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

24~~5~~. Votes to Govern:

At any meeting of shareholders every question shall, unless otherwise required by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

25~~6~~. Show of Hands:

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall, in absence of evidence to the contrary, be proof~~prima facie evidence~~ of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

26~~7~~. Ballots:

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman of the meeting may require or any shareholder or proxyholder entitled to vote at the meeting~~,~~ may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Shell Canada Limited Management Proxy Circular 41

27.  Electronic Voting:

The board may in its sole discretion determine that:

(a)	a vote referred to in Section 25 of this by-law may be held, in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility; or

(b)	any person participating in a meeting of shareholders under subsections 19(1) or (2) of this by-law and entitled to vote at that meeting may vote, in accordance with the regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

28.  Adjournment:

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.

OFFICERS

29.  Officers:

The officers of the Corporation shall be a President, a Chief Financial Officer, one or more Vice Presidents of whom one or more may be designated by the board as Senior Vice President or Executive Vice President, a Secretary, a Treasurer, a Controller, one or more Assistant Secretaries and one or more Assistant Treasurers. None of the officers except the President need be a member of the board.

30.  Appointment~~Election~~ and Term of Office:

The officers of the Corporation shall be appointed~~elected~~ annually by the board at the first meeting of the board following its election, and thereafter as may be necessary or desirable. Each officer shall continue in office until his successor is appointed~~elected~~ or until he has resigned and his resignation has become effective, or until he has been removed in the manner hereinafter provided.

31.  Removal:

Any officer may be removed, either with or without cause, by the board or by any committee or officer upon whom such power of removal may be conferred by the board.

32.  Resignations, Vacancies:

Any officer may resign at any time by giving written notice to the board, to the President or to the Secretary. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein~~;~~, and, unless otherwise specified therein,~~;~~ the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled for the unexpired portion of the term through appointment by the board.

33.  Salaries:

The salaries of the officers shall be fixed from time to time by the board and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation. Subject to the provisions of the Act, the board may from time to time delegate such power to one or more of the directors and officers of the Corporation as may be designated by the board to such extent and in such manner as the board shall determine at the time of each delegation.

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34.  President:

The President shall preside at all meetings of the shareholders at which he is present, and, in the absence of the chairman of the meetings of the board, shall preside at all meetings of the board at which he is present. The President shall be the Chief Executive Officer of the Corporation and shall have general direction of the business and affairs of the Corporation, subject to the control of the board and the provisions of the Act. The President shall have such other powers and duties as may from time to time be assigned to him by the board or as are incident to his office.

35.  Chief Financial Officer:

The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and duties as may from time to time be assigned to him by the board or the President.

36~~5~~. Vice-Presidents:

Each Vice-President shall have such powers and duties as may from time to time be assigned to him by the board or by the President.

37~~6~~. Secretary:

The Secretary shall have such powers and duties as are incident to the office of the Secretary and such other powers and duties as may from time to time be assigned to him by the board or the President.

38~~7~~. Assistant Secretaries:

Each Assistant Secretary shall have such powers and duties as may from time to time be assigned to him by the board, the President or the Secretary.

39~~8~~. Treasurer:

The Treasurer shall have such powers and duties as are incident to the office of the Treasurer and such other powers and duties as may from time to time be assigned to him by the board or the President.

40~~39~~. Assistant Treasurers:

Each~~The~~ Assistant Treasurer shall have such powers and duties as may from time to time be assigned to him by the board, the President or the Treasurer.

41~~0~~. Controller:

The Controller shall have such powers and duties as are incident to the office of the Controller and such other powers and duties as may from time to time be assigned to him by the board or the President.

42~~1~~. Additional Officers:

The board may appoint additional officers and agents, each of whom shall hold office for such period, have such authority and perform such duties as the board may from time to time determine. The board may delegate to any officer the power to appoint, and to prescribe the authority and duties of, and to remove, any such additional officers and agents.

43~~1~~. ~~A.~~ Divisions:

The President may create one or more divisions of the Corporation, or sub~~-~~divisions thereof, to conduct the business and operations of the Corporation. The President may designate the name of the division or sub~~-~~division and appoint for each division or sub~~-~~division such officers as he considers appropriate, prescribing the powers and duties of the officers. The President may discontinue or consolidate a division or sub~~-~~division.

Shell Canada Limited Management Proxy Circular 43

EXECUTION OF INSTRUMENTS

44~~2~~. Signing Officers:

(1)	Contracts, documents or other instruments in writing requiring the signature of the Corporation may be signed by (a) the President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or (b) the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers, person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

(2)	The corporate seal of the Corporation may, when required, be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed by resolution of the board.

(3)	In particular without limiting the generality of the foregoing, (a) the President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or (b) the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, shall have authority from time to time to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities at any time owned by or registered in the name of the Corporation and to sign and execute under the corporate seal of the Corporation or otherwise all assignments, transfers, conveyances, powers of attorney and all other instruments, if any, that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

45~~3~~. Execution of Powers of Attorney:

The President or any Vice-President in conjunction with the Secretary or the Treasurer or any Assistant Secretary or any Assistant Treasurer, or the Chief Financial Officer in conjunction with the Secretary or any Assistant Secretary, shall have the authority for and on behalf of the Corporation to execute such powers of attorney appointing agents and attorneys with such powers as may be necessary or convenient to transact the business of the Corporation, including the power to accept service of process on behalf of the Corporation in any action instituted in connection with any document executed, act done or business transacted pursuant to any such power of attorney, with full power and authority to such agents and attorneys so appointed to substitute one or more persons with like full powers. All such powers of attorney so executed shall be binding upon the Corporation without any further authorization or formality, and the Corporation hereby ratifies and confirms whatever the President~~,~~ or any Vice-President and the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer, or the Chief Financial Officer and the Secretary or any Assistant Secretary, or agent or attorney or substitute or substitutes, may lawfully do by virtue of the authority hereby granted to them.

46~~4~~. Voting Shares and Securities in ~~o~~Other Bodies Corporate:

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders or meetings of holders of other securities (as the case may be) of such other body corporate, and in such manner and by such person or persons as the board shall from time to time determine. In the absence of action by the board, the proper signing officers of the Corporation may from time to time execute and deliver for and on behalf of the Corporation instruments appointing proxyholders and arrange for the issuance of voting certificates and other evidence of the right to vote in such names and in such manner as they may determine.

44 Management Proxy Circular Shell Canada Limited

47~~5~~. Additional Signing Officers:

(1)	The President in conjunction with the Secretary shall have the power to authorize any person or persons to sign under the corporate seal or otherwise contracts, documents and instruments in writing generally, or to sign specific contracts, documents or instruments in writing, if such power has been so delegated by the board.

(2)	Any officer to whom the board has delegated the power to appoint additional officers and agents in pursuance of the provisions of Section 42~~1~~ of this by-law shall have power from time to time to authorize any additional officers and agents so appointed to sign under the corporate seal or otherwise contracts, documents and instruments in writing generally, or to sign specific contracts, documents or instruments in writing.

48~~6~~. Cheques, Drafts, etc.:

All cheques, drafts or other orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers, person or persons, whether or not officers, and in such manner as the board may from time to time designate, or as may be designated by an officer of the Corporation pursuant to authority delegated to him, from time to time, by the board.

SHARES AND TRANSFERS

49~~7~~. Allotment:

The board may from time to time allot or grant options to purchase shares of the Corporation at such times and to such persons and for such consideration and on such terms and conditions as the board shall determine.

50~~48~~. Share Certificates:

Every holder of one or more shares of the Corporation shall be entitled to a share certificate stating the number and class or series of shares held by him as shown on the securities register. Share certificates shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with ~~s~~Section 44~~2~~ of this by-law and need not be under the corporate seal; provided that certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

51~~49~~. Replacement of Share Certificates:

The board or any officer or agent designated by the board shall in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, if any, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

52~~0~~. Joint Shareholders:

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in

Shell Canada Limited Management Proxy Circular 45

respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

53~~1~~. Deceased Shareholders:

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVIDENDS AND FINANCIAL YEAR

54~~2~~. Dividends:

Subject to the provisions of the Act and of the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing shares of the Corporation.

55~~3~~. Dividend Cheques:

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his address as recorded in the securities register of the Corporation unless such holder otherwise directs. In the case of joint holders the cheque shall be made payable to the order of all of such joint holders and mailed to them at their recorded address or to the first of such recorded addresses if more than one of them is recorded. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

56~~4~~. Non-receipt of Cheques:

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

57~~5~~. Unclaimed Dividends:

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

58~~6~~. Financial Year:

Until otherwise ordered by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

DISCLOSURE OF INFORMATION

59~~7~~. Corporation’s Business:

No shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the board, is inexpedient in the interests of the Corporation to communicate to the public.

60~~58~~. Corporation’s Books:

Shareholders and creditors, their personal~~agents and legal~~ representatives and the Director appointed under the Act may examine the records referred to hereunder during the usual business hours of the Corporation, and may

46 Management Proxy Circular Shell Canada Limited

take extracts ~~there~~from the records, free of charge. Any other person may do so upon payment of a reasonable fee:

(a)	the articles and the by-laws, and all amendments thereto;

(b)	minutes of shareholders’ meetings and resolutions of shareholders;

(c)	copies of notices filed under the Act respecting change of directors; and

(d)	the securities register, subject to the provisions of the Act.

61~~59~~. Admission to Meetings:

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

NOTICES

62~~0~~. Method of Giving Notice:

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations~~thereunder~~, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the board has consented to receive the notice in such form. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; ~~and~~ a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him to be reliable.

63~~1~~. Signature to Notices:

The signature to any notice to be given by the Corporation or any officer may be written, stamped, typewritten or printed, or partly written, stamped, typewritten or printed.

64~~2~~. Notice to Joint Shareholders:

All notices with respect to any shares registered in more than one name may, if more than one address is recorded on the books of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded, and notice so given shall be sufficient notice to all the holders of such shares.

65~~3~~. Computation of Time:

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

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66~~4~~. Omissions and Errors:

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

67~~5~~. Persons Entitled by Death or Operation of Law:

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

68~~6~~. Waiver of Notice:

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice required to be given to him under any provision of the Act, the regulations~~thereunder~~, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

BORROWING AND SECURITIES

69~~7~~. Borrowing Power:

(1~~a~~)	Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time,:

(a~~i~~)	borrow money ~~up~~on the credit of the Corporation;

(b~~ii~~)	issue, reissue, sell,~~or~~ pledge or hypothecate debt obligations of the Corporation;

(c~~iii~~)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, and ~~in the undertaking and rights of the Corporation~~ to secure any ~~debt~~ obligation of the Corporation; and

(d~~iv~~)	~~to the extent permitted by the Act,~~ give a guarantee on behalf of the Corporation to secure performance of any ~~present or future indebtedness, liability or~~ obligation of any person.

~~(b)~~	~~Without limiting the borrowing powers of the Corporation as set forth in paragraph (a) hereof, the board may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation.~~

~~(c)~~(2)	Subject to the provisions of the Act, the board may from time to time delegate~~to such one or more of the directors and officers of the Corporation as may be designated by the board~~ all or any of the powers conferred on the board as set out above to one or more directors or officers of the Corporation, as the board may designate, to such extent and in such manner as the board shall determine at the time of each such delegation.

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EFFECTIVE DATE AND REPEAL

70~~68~~. Effective Date:

Subject to its being sanctioned by the shareholders, this by-law shall be effective as of~~come into force on~~ March 13, 2003 being the date of the board resolution which enacted this by-law~~set forth in the certificate of continuance continuing the Corporation under the Act.~~.

71~~69~~. Repeal:

By-law~~s~~ 55~~1 to 54~~ of the Corporation is~~are~~ repealed as of the effective date~~coming into force~~ of this by-law provided that such repeal shall not affect the previous operation of ~~any b~~By-law 55~~so repealed~~ or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to ~~any such b~~By-law 55 prior to its repeal. All officers and persons acting under ~~any b~~By-law 55~~so repealed~~ shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under ~~any repealed b~~By-law 55 shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Shell Canada Limited Management Proxy Circular 49

APPENDIX 4

RESOLUTION OF THE SHAREHOLDERS OF SHELL CANADA LIMITED

BE IT RESOLVED that:

1.	By-Law No. 57, as enacted by resolution of the directors of the Corporation on March 13, 2003 and attached to the Management Proxy Circular dated March 13, 2003, is hereby confirmed.

2.	By-Law No. 55, as amended, is hereby repealed.

3.	The proper officers of the Corporation are hereby authorized to do all things and execute all documents necessary or desirable to carry out the foregoing.

4.	The directors of the Corporation are hereby authorized to revoke this resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.

This ordinary resolution must be passed by a majority of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting.

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SHELL CANADA LIMITED

FORM OF PROXY

COMMON SHARES AND

4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Solicited on behalf of the Management

of Shell Canada Limited for the 2003 Annual and Special Meeting of Shareholders

The undersigned shareholder hereby appoints Timothy W. Faithfull, whom failing Harold W. Lemieux, or .................................................. as proxy of the undersigned, with full power of substitution, to attend, act and vote, as designated below, all the shares of Shell Canada Limited held on record by the undersigned on March 13, 2003, for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders to be held on the 24th day of April, 2003 at 11:00 o’clock in the morning, and at any adjournment thereof. If no choice is specified, the shares represented by this proxy will be voted “FOR” each of the matters listed below.

1.	FOR ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to the election of the following nominees for directors of the Corporation as a group (or line through those individual nominees as to whom authority to vote is withheld): D.H. Burney, T.W. Faithfull, I.J. Goodreau, K.L. Hawkins, D.W. Kerr, J.D. McNeil, R.W. Osborne, R. Royer, P.D. Skinner, N.C. Southern, J.J. van der Veer.

2.	FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐
as to the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the directors’ authorization to fix the auditors’ remuneration.

3.	FOR ☐ or, AGAINST ☐ or, WITHHOLD AUTHORITY FROM VOTING ☐ as to the approval of the ordinary resolution to confirm By-Law No. 57 and to repeal By-Law No. 55, as amended.

4.  In his or her discretion as to other matters which may properly come before the Meeting.

If the shares are to be voted and neither the shareholder nor the shareholder’s attorney is able to be present personally at the Meeting, this form of proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing, or, if the shareholder is a corporation, signed on its behalf by its duly authorized officer(s), dated and returned in the envelope provided for that purpose.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than one of the persons designated in this form of proxy. To exercise this right, you should draw a line through the printed names and insert the name of your proxy in the space provided, or complete another proper instrument of proxy.

Receipt of the Management Proxy Circular is hereby acknowledged.

DATED: , 2003

Signature of Shareholder

*Note (1)	signature should agree with name on this form of proxy. Attorneys, executors, administrators, guardians, trustees and officers of a corporation should indicate their capacity when signing. If a partnership, sign in partnership name by authorized person. Where shares are held jointly, each owner must sign.

(2)	if this form of proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management.